SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2004

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 — 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20 - F [X]   Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes [  ]   No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                   )

 -  Press Release dated September 21, 2004

 -  Eni’s First Half Report 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name : Fabrizio Cosco
Title: Company Secretary

Date: September 30, 2004

PRESS RELEASE

ENI 2004 FIRST HALF REPORT: net income of euro 3,424 million confirmed

Eni’s Board of Directors approved today the Report on the First Half of 2004 which shows an operating income of euro 5,782 million (up 13.1% over the first half of 2003) and a net income of euro 3,424 million (up 10.8%), as already reported on July 29, 2004 when it examined Eni’s results for the Second Quarter of 2004.

The Report on the First Half of 2004 is presented to the Board of Statutory Auditors and to the External Auditors.

***

Tables of consolidated income statement and balance sheet as of June 30, 2004 are attached.

San Donato Milanese (Milan), September 21, 2004

Tables of consolidated income statement and balance sheet as of June 30, 2004

Consolidated income statement	(million €)

	First half
	2003	2004	Change	Change %
Net sales from operations	25,937	28,230	2,293	8.8
Other income and revenues	414	539	125	30.2
Operating expenses	(18,647)	(20,590)	(1,943)	(10.4)
Depreciation, amortization and writedowns	(2,592)	(2,397)	195	7.5
Operating income	5,112	5,782	670	13.1
Net financial expense	(40)	(49)	(9)	(22.5)
Net income (expense) from investments	80	156	76	95.0
Income before extraordinary income and income taxes	5,152	5,889	737	14.3
Net extraordinary income	155	347	192	123.9
Income before income taxes	5,307	6,236	929	17.5
Income taxes	(1,940)	(2,490)	(550)	(28.4)
Income before minority interest	3,367	3,746	379	11.3
Minority interest	(277)	(322)	(45)	(16.2)
Net income	3,090	3,424	334	10.8

Consolidated balance sheet	(million €)

	Dec. 31, 2003	June 30, 2004	Change
Non-current assets
Net fixed assets	36,360	38,383	2,023
Net intangible assets	3,610	3,490	(120)
Net investments	3,160	3,251	91
Accounts receivable financing and securities related to operations	983	919	(64)
Net accounts payable in relation to investments	(1,018)	(771)	247
	43,095	45,272	2,177
Net working capital	(679)	(2,363)	(1,684)
Reserve for employee termination indemnities	(555)	(570)	(15)
Net capital employed	41,861	42,339	478
Shareholders’ equity including minority interests	28,318	29,548	1,230
Net borrowings	13,543	12,791	(752)
Total liabilities and shareholders’ equity	41,861	42,339	478

REPORT ON THE FIRST HALF OF 2004

Mission

     Eni is one of the most important integrated energy companies in the world operating in the oil and gas, power generation, petrochemicals, oilfield services construction and engineering industries.

     In these businesses it has a strong edge and leading international market positions.

     Eni’s objective is to create new value to meet its shareholders expectations through the continuous improvement of cost efficiency and the quality of its products and services and through the attention to the needs of its employees and the commitment to a sustainable growth pattern also encompassing the careful assessment of the environmental impact of its activities and the development of innovative and efficient technologies.

     To achieve this objective Eni relies on the managerial and technical capabilities as well as the continuous development of its workforce, and on an increasingly lean and entrepreneurial organization.

BOARD OF DIRECTORS (1)

Chairman
Roberto Poli (2)

Managing Director
Vittorio Mincato (3)

Directors
Mario Giuseppe Cattaneo, Alberto Clô,
Renzo Costi, Dario Fruscio,
Guglielmo Antonio Claudio Moscato, Mario Resca

GENERAL MANAGERS
Exploration & Production Division
Stefano Cao (4)

Gas & Power Division
Luciano Sgubini (5)

Refining & Marketing Division
Angelo Taraborrelli (6)

BOARD OF STATUTORY AUDITORS(7)

Chairman
Andrea Monorchio

Statutory Auditors
Luigi Biscozzi, Paolo Andrea Colombo, Filippo Duodo,
Riccardo Perotta

Alternate Auditors
Fernando Carpentieri, Giorgio Silva

MAGISTRATE OF THE COURT OF ACCOUNTS
DELEGATED TO THE CONTROL OF ENI SpA’S
FINANCE ACCOUNTING
Luigi Schiavello(8)

Alternate
Angelo Antonio Parente(9)

External Auditors(10)
PricewaterhouseCoopers SpA

(1)	Appointed by the Shareholders’ Meeting held on May 30, 2002 for a three-year period. The Board of Directors expires at the date of approval of the financial statements for the 2004 financial year.

(2)	Appointed by the Shareholders’ Meeting held on May 30, 2002

(3)	Powers conferred by the Board of Directors on June 5, 2002

(4)	Appointed by the Board of Directors on November 14, 2000

(5)	Appointed by the Board of Directors on January 30, 2001

(6)	Appointed by the Board of Directors on April 14, 2004

(7)	Appointed by the Shareholders’ Meeting held on May 30, 2002 for a three-year period, expiring at the date of approval of the financial statements for the 2004 financial year (the Chairman, Mr. Andrea Monorchio, was appointed by a Decree of the Minister of Economy and Finance in agreement with the Minister of Productive Activities on May 29, 2002, as per article 6.2.d of Eni’s By-laws)

(8)	Duties assigned by the resolution of the Governing Council of the Court of Accounts on June 24-25, 2003

(9)	Duties assigned by the resolution of the Governing Council of the Court of Accounts on May 27-28, 2003

(10)	Appointed by the Shareholders’ Meeting of May 28, 2004 for the 2004-2006 three-year period

September 21, 2004

Report on the First Half of 2004

contents

Report of the Directors		Operating Review
	4	Exploration & Production
	9	Gas & Power
	16	Refining & Marketing
	20	Petrochemicals
	23	Oilfield Services Construction and Engineering
	26	Research and Development
	28	Financial Review
	42	Other Information
Accounts for the first half of 2004	50	Balance Sheets
	51	Statements of Income
	52	Statements of Cash Flows
	55	Accounting and reporting policies
	56	Notes to the unaudited interim condensed consolidated financial statements
Report of Independent Auditors	99

Eni means Eni SpA and its consolidated subsidiaries

highlights

     In the first half of 2004, Eni’s net income totaled euro 3,424 million, an increase of euro 334 million over the first half of 2003, up 11%, due mainly to a positive operating performance (up euro 670 million) in particular in the Exploration & Production and Gas & Power segments

     Hydrocarbon production reached 1.62 million boe/day, a 6.4% increase over the first half of 2003, in line with the average production growth rate set by Eni for the 2004-2007 period targeting a production level of 1.9 million boe/day in 2007. Production growth was achieved entirely outside Italy thanks to better performance and new start-ups. Eni continued its program for the rationalization of its mineral asset portfolio and sold marginal interests in Italy, Gabon and the North Sea

     Within its strategy of international expansion in natural gas, Eni and its partners in Nigeria LNG (Eni’s interest 10.4%) approved the capital expenditure plan for the construction of a sixth treatment train at the Bonny natural gas liquefaction plant. When fully operational in 2007 the plant will have a capacity of 26.5 billion cubic meters/year of LNG. This plan will allow Eni to market its Nigerian natural gas reserves

     Eni sold shares corresponding to 9.054% of Snam Rete Gas share capital in partial execution of Law No. 290/2003 that prohibits companies operating in the natural gas business to hold interest higher than 20% in companies owning natural gas transmission network from July 1, 2007

     Within its strategy of concentrating in Europe its downstream oil business, Eni sold its 100% interest in Agip do Brasil SA, engaged in distribution of refined products

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ENI REPORT ON THE FIRST HALF OF 2004

Main financial data	(million €)

		First half
2003		2003	2004	Change	% Ch.
51,487	Net sales from operations	25,937	28,230	2,293	8.8
9,517	Operating income	5,112	5,782	670	13.1
5,585	Net income	3,090	3,424	334	10.8
10,827	Net cash flow from operating activities	8,203	7,550	(653)	(8.0)
8,802	Capital expenditure	3,970	3,763	(207)	(5.2)
28,318	Shareholders’ equity including minority interest	26,580	29,548	2,968	11.2
13,543	Net borrowings at period end	12,795	12,791	(4)	..
41,861	Net capital employed	39,375	42,339	2,964	7.5

Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results of operations and changes in net borrowings for the first half of the year cannot be extrapolated for the full year.

Main operating data

		First half
2003		2003	2004	Change	% Ch.
	Daily production of:
981	oil (thousand barrel)	952	1,021	69	7.2
581	natural gas(1) (thousand boe)	575	603	28	4.9
1,562	hydrocarbons(2) (thousand boe)	1,527	1,624	97	6.4
69.56	Sales of natural gas to third parties (billion cubic meters)	37.33	40.32	2.99	8.0
1.90	Own consumption of natural gas (billion cubic meters)	0.90	1.66	0.76	84.4
71.46		38.23	41.98	3.75	9.8
6.97	Sales of natural gas of Eni’s affiliates (net to Eni) (billion cubic meters)	3.34	3.70	0.36	10.8
78.43	Total sales and own consumption of natural gas (billion cubic meters)	41.57	45.68	4.11	9.9
24.63	Natural gas transported on behalf of third parties in Italy (billion cubic meters)	12.18	14.09	1.91	15.7
5.55	Electricity production sold (terawatthour)	2.51	6.08	3.57	142.2
33.52	Refined products available from processing (million tonnes)	16.21	17.14	0.93	5.7
49.91	Sales of refined products (million tonnes)	25.06	27.58	2.52	10.1
10,647	Service stations at period end (in Italy and outside Italy) (units)	10,687	10,677	(10)	(0.1)
6,907	Petrochemical production (thousand tonnes)	3,589	3,679	90	2.5
9,405	Oilfield Services Construction and Engineering order backlog at period end (million euro)	10,619	8,737	(1,882)	(17.7)
76,521	Employees at period end (units)	80,401	77,847	(2,554)	(3.2)

(1)	From January 1, 2004 in order to conform to the practice of other international oil companies, Eni unified the conversion rate of natural gas from cubic meters to boe. The new rate adopted is 0.00615 barrels of oil per one cubic meter of natural gas. In the past Eni used a rate of 0.0063 for natural gas produced in Italy and 0.0061 for natural gas produced outside Italy. The change introduced does not affect the amount of reserves recorded at December 31, 2003 and has a negligible impact on production expressed in boe in 2004.

(2)	Includes natural gas production volumes consumed in operations (26,000, 25,000 and 37,000 boe/day in 2003, the first half of 2003 and the first half of 2004, respectively).

Main market indicators

		First half
2003		2003	2004	Change	% Ch.
28.84	Average price of Brent dated crude oil(1)	28.77	33.66	4.89	17.0
1.131	Average EUR/USD exchange rate(2)	1.105	1.227	0.122	11.0
25.50	Average price in euro of Brent dated crude oil	26.04	27.43	1.39	5.4
2.65	Average European refining margin(3)	2.99	3.74	0.75	25.1
2.3	Euribor - three-month euro rate (%)	2.5	2.1	(0.40)	(16.0)

(1)	In USD/barrel. Source: Platt’s Oilgram.

(2)	Source: ECB.

(3)	In USD/barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

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ENI REPORT ON THE FIRST HALF OF 2004

exploration & production

Mineral right portfolio and exploration activities

As of June 30, 2004, Eni’s portfolio of mineral rights consisted of 991 exclusive or shared interests for exploration and development in 35 countries on five continents, for a total net acreage of 257,745 square kilometers (242,635 at December 31, 2003). Of these, 42,023 square kilometers concerned production and development (43,879 at December 31, 2003). Outside Italy net acreage (220,665 square kilometers) increased by 18,240 square kilometers. Increases concerned in particular Saudi Arabia and Norway, where new exploration permits were purchased. Declines concerned in particular Mauritania, due to the sale of unproved property, and Senegal, due to releases. In Italy (37,080 square kilometers) total acreage declined by 3,130 square kilometers due essentially to the sale of proved and unproved property of Società Petrolifera Italiana (Eni’s interest 99.96%, see Mineral Portfolio Rationalization, below).

In the first half of 2004, a total of 31 new exploratory wells were drilled (12 of which represented Eni’s share), as compared to 60 (27 of which represented Eni’s share) in the first half of 2003. Overall success rate was 48% (56.1% of which represented Eni’s share), as compared to 43.2 (41.8 of which represented Eni’s share) in the first half of 2003. Main discoveries were made in Egypt, Nigeria, Angola, Pakistan and the Gulf of Mexico.

In the first half of 2004, three-dimensional seismic surveys were carried out over 3,787 square kilometers (1,763 of which represented Eni’s share), while standard seismic surveys totaled 601 kilometers (233 of which represented Eni’s share), the former increasing by 176% and the latter decreasing by 89% over the first half of 2003. The increase in three-dimensional seismic surveys may be attributed to the start of survey campaigns mainly in Australia, Ireland, Libya and Italy, while the decrease in standard seismic surveys was registered mainly in Australia.

Production

		First half
2003		2003	2004	Change	% Ch.
	Daily production
1,562	of hydrocarbons (1) (thousand boe)	1,527	1,624	97	6.4
300	Italy	306	271	(35)	(11.4)
351	North Africa	338	371	33	9.8
260	West Africa	248	301	53	21.4
345	North Sea	358	334	(24)	(6.7)
306	Rest of world	277	347	70	25.3
556.2	Production sold (million boe)	267.3	283.8	16.5	6.2

(1) Includes natural gas production consumed in operations (26,000, 25,000 and 37,000 boe/day in 2003, the first half of 2003 and 2004, respectively).

In the first half of 2004, daily hydrocarbon production amounted to 1,624,000 boe (oil and condensates 1,021,000 barrels, natural gas 603,000 boe) increasing by 97,000 boe over the first half of 2003, up 6.4%, due to: (i) production increases mainly in

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ENI REPORT ON THE FIRST HALF OF 2004
OPERATING REVIEW

Venezuela, Kazakhstan, Nigeria, Pakistan and Egypt; (ii) the start-up of new fields in Australia, Angola, Pakistan, Nigeria, Norway and Libya. These increases were partly offset by declines in mature fields mainly in Italy, the United Kingdom and the United States and the effect of the divestment of assets. The share of production outside Italy was 83% (80% in the first half of 2003).

Daily production of oil and condensates (1,021,000 barrels) increased by 69,000 barrels over the first half of 2003, up 7.2%, due to increases registered in: (i) Venezuela, also due to the fact that in early 2003 production had been interrupted during a general strike; (ii)Nigeria, also due to the reaching of full production at the Abo (Eni operator with a 50.19% interest) and the Nase-EA (Eni’s interest 12.86%) fields; (iii) Kazakhstan, in the Karachaganak field (Eni co-operator with a 32.5% interest); (iv)Angola, also due to the start-up of the Xikomba field (Eni’s interest 20%); (v) Australia, for the reaching of full production at the Woollybutt field (Eni operator with a 65% interest) and at the Bayu Undan field (Eni’s interest 12.04%); (vi) Algeria and Libya (start-up of the Elephant field, Eni’s interest 33.33%). These increases were partly offset by: (i) declines of mature fields in particular in Italy and the United Kingdom; (ii) the impact of standstills in the Val d’Agri to allow for the connection of producing fields to the fourth treatment train of the oil center; (iii) the effect of the divestment of assets.

Daily production of natural gas (603,000 boe) increased by 28,000 boe over the first half of 2003, up 4.9%, due essentially to increases registered in Pakistan (reaching of full production at the Bhit field – Eni operator with a 40% interest – and start-up of the Sawan field – Eni’s interest 23.68%), Egypt for the increase in local demand, Kazakhstan, Norway (start-up of the Mikkel field, Eni’s interest 14.9%) and Nigeria. These increases were offset in part by declines of mature fields in particular in Italy, the United Kingdom, the United States and Indonesia.

Hydrocarbon production sold amounted to 283.8 million boe. The 11.9 million boe difference over production was due essentially to natural gas consumed in operations (6.7 million boe) and underlifting[1] outside Italy for 5 million boe.

Mineral portfolio rationalization

Within the rationalization strategy of its asset portfolio, aimed at increasing its value by focusing on strategic areas with good growth potential and leaving marginal areas, Eni defined the following agreements:

-	in May 2004 the sale of the entire share capital of Stargas SpA to Gas Plus for euro 138 million. Stargas (Eni’s interest 100%) is a newly-established company, to which the Società Petrolifera Italiana (Eni’s interest 99.96%) business was transferred that included: (i)42 natural gas and condensate production concessions and 3 exploration permits, located mainly in the production areas of Fornovo Taro, Montecorsaro,Lucera and Policoro in central-southern Italy; (ii) gas transmission and treatment infrastructure; (iii) real estate; (iv) an 81.63% interest in Reggente. In 2003 Stargas production amounted to about 5,000 boe/day, consisting mainly of natural gas;

(1)	Agreements between partners regulate the right to withdraw proportional production volumes in the period. Higher or lower production volumes withdrawn as compared to entitlements determine a temporary over or underlifting.

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ENI REPORT ON THE FIRST HALF OF 2004
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-	in May 2004 a preliminary agreement for the sale to Canadian Natural Resources Ltd of Eni’s interests in Blocks T (Eni operator with an 88.74% interest) and B (Eni operator with an average 70.2% interest) located in the British section of the North Sea off the Scottish coast. The T Block includes the Tiffany, Tony and Thelma producing fields, while the B Block includes Balmoral, Stirling and Glamis. The agreement includes also production facilities and title to the exploration interests related to the area of the two blocks. The finalization of the agreement is subject to the due diligence test by the purchaser and the approval of relevant Authorities;

-	in June 2004 the sale to the Russian company Lukoil of Eni’s entire stake (50%) in Lukagip, the remaining 50% owned by Lukoil itself, holder of a 10% interest in the Shakh Deniz field under development in the Azeri Caspian Sea and of some minority stakes in companies operating in the transport and sale of gas in Azerbaijan, as well as a 24% interest in the onshore Meleiha field, in Egypt operated by Eni. The transaction is subject to the regulatory approval of relevant Authorities;

-	in July 2004 the sale to the independent oil company Perenco for dollar 28 million of Eni’s proved and unproved property in Gabon consisting of its interests in the offshore Limande field (Eni operator with an 80% interest) and in three offshore exploration permits M’Polo, Chaillu and Meboun (Eni operator with a 50% interest).

Main exploration and development projects

ANGOLA In August 2004 the Hungo and Chocalho oil fields started production within Phase A of the development project for the fields discovered in the area called Kizomba in Block 15 (Eni’s interest 20%) in the Angolan offshore. The fields hold recoverable reserves amounting to over 900 million barrels and their development is achieved by means of a Tension Leg Platform associated to a Floating Production Storage and Offloading vessel, that is the largest in the world in its class with a treatment capacity of 250,000 barrels/day and a storage capacity of 2.2 million barrels. Production is expected to peak at 39,000 barrels/day net to Eni by 2006. In this same area Phase B is underway under a scheme similar to that of Phase A and aims at the development of the Kissanje and Dikanza fields with recoverable reserves amounting to about 910 million barrels.

In May 2004 the extension until December 31, 2030 of the exploration and production license for Block 0 - former Cabinda (Eni’s interest 9.8%) was approved.

SAUDI ARABIA In March 2004 Eni, in consortium with an international oil company and Saudi Aramco, was awarded an exploration license (Eni operator with a 50% interest) for exploration, development and production of natural gas in the so called C area covering approximately 52,000 square kilometers in the Rub al Khali basin at the border with Qatar and the United Arab Emirates. The project provides for geophysical surveys and the drilling of 4 exploration wells. The gas discovered will be sold to the domestic market for power generation, water desalinization and as a feedstock for petrochemical plants. Condensates and LPG extracted from the gas will be exported to international markets. This project marks Eni’s return to upstream activities in a country where it had operated in the early 1970s.

AUSTRALIA In February 2004 production started from the offshore gas and liquid Bayu Undan field (Eni’s interest 12.04%) located in Block Zoca 91/12-13 in the international

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ENI REPORT ON THE FIRST HALF OF 2004
OPERATING REVIEW

cooperation area between Australia and East Timor, at a water depth of 80 meters. The project includes two phases. The first one is for the development of liquids (propane, butane and condensates) and the second one is for the development of gas (LNG). Phase 1, aimed at producing liquids by means of three production and treatment platforms, relevant facilities and an FSO for the separated storage of liquids, has been completed. The second phase entails production and development and the construction of a 26-inch diameter 500-kilometer long sealine that will link the field to Darwin where an onshore LNG plant with a 3.5 million tonnes/year capacity is under construction. The first LNG shipment is scheduled for early 2006. Under a 17-year long contract, gas produced will be sold to two Japanese companies, Tokyo Electric and Tokyo Gas, that bought a 10.08% interest in the integrated project. Recoverable reserves are estimated at 434 million barrels of liquids and 92 billion cubic meters of natural gas (for a total of about 994 million boe). Production is scheduled to peak at about 160,000 boe/day in 2009.

KAZAKHSTAN Eni is operator of the North Caspian Sea PSA (Eni’s interest 16.67%) in a consortium composed by seven international oil companies. The consortium aims at exploration and production of hydrocarbons in the offshore area under contract covering a total of over 5,500 square kilometers where the Kashagan field was discovered; this field is considered the most important discovery in the world in the past thirty years. On February 25, 2004 the development plan for Kashagan was approved. The plan, which will be implemented in multiple phases, aims at the production of 7 to 9 billion barrels of recoverable reserves, extendable up to 13 billion barrels through partial reinjection of gas. Production is expected to start in 2008 at a level of 75,000 barrels/day and to increase to 450,000 barrels/day at the end of the first development phase. Production plateau is targeted at 1.2 million barrels/day. The total capital expenditure is estimated at dollar 29 billion (5 billion being Eni’s share), excluding the capital expenditure for the construction of the infrastructure for exporting production to international markets, for which various options are under scrutiny by the consortium. One of these options includes the laying of a pipeline connecting Kashagan with the Baku-Tiblisi-Cehyan pipeline now in the final phase of construction (Eni’s interest 5%). EPC contracts for a total of about dollar 3.5 billion were awarded for the construction of infrastructure for developing the field.

In July 2004, the testing of the Kairan-1 exploration well was successfully completed. The well, the last of the six commitment wells included in the exploration phase, was drilled at a total depth of 3,850 meters, met an oil pay-zone of more than 500 meters. Production tests carried out have indicated a daily flow rate of over 4,000 barrels of good quality oil (API 44°).

On May 16, 2003 the partners in the consortium, except for one, exercised their pre-emptive rights for the purchase in proportional shares of the 16.67% interest held by British Gas that it intends to divest. The finalization of this transaction is subject to authorization by the Kazakh authorities and would allow Eni to increase its share in the project from 16.67% to 20.372%. The Kazakh Government, however, expressed its interest to acquiring the whole share of British Gas.

Eni is co-operator with British Gas of the Karachaganak project (Eni’s interest 32.5%) in a consortium composed of four international oil companies. The development of the natural gas and condensate field is organized by stages, in accordance with a Final Production Sharing Agreement.

In the first half of 2004, reparations were made at the auxiliary units of the Karachaganak Processing Complex (KPC) and at Unit 2, which allowed to resume production (on

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ENI REPORT ON THE FIRST HALF OF 2004
OPERATING REVIEW

April 17 and May 19, respectively) and exports on April 21. On July 9, Eni made its first oil shipment from Karachaganak to the Novorossysk terminal.

LIBYA In January 2004 early production started at the Elephant oil field in the NC-174 onshore permit (Eni’s interest 33.33%) about 860 kilometers south of Tripoli. At present production makes use of structures existing in the area. The field development plan provides for the drilling of 29 producing wells, 8 water injection wells and 14 water producing wells, the construction of treatment plants and the laying of a 725-kilometer long pipeline with a 30-inch diameter connecting the field to the Mellitah terminal. Peak production is expected to be reached in 2007 with 32,000 barrels/day net to Eni.

NORWAY In June 2004, four exploration licenses in the Norwegian Sea were awarded to Eni, two of these as operator. Eni considers these licenses to have high mineral potential and to represent a new opportunity for strengthening its strategic positioning in Norway.

VENEZUELA In February 2004 Eni signed a cooperation agreement with the national Venezuelan company PDVSA for cooperation in common interest projects in the area of exploration and production.

Capital expenditure

In the first half of 2004, capital expenditure of the Exploration & Production segment amounted to euro 2,518 million and concerned mainly development expenditure (euro 2,301 million; euro 2,382 million in the first half of 2003) directed mainly outside Italy (euro 2,114 million) in Libya (in particular the Wafa and Bahr Essalam project), Iran (in particular the South Pars project, phases 4 and 5), Angola (in particular fields in Block 15), Kazakhstan, Egypt and Nigeria. Development expenditure in Italy (euro 187 million) concerned primarily the continuation of work for plant and infrastructure in Val d’Agri and actions for optimization and recovery in producing fields. Exploration expenditure amounted to euro 199 million (euro 346 million in the first half of 2003) of which about 90% was directed outside Italy. Outside Italy exploration concerned in particular the following countries: Egypt, Indonesia, Venezuela and Kazakhstan. In Italy exploration concerned essentially the onshore of Sicily and Central Italy.

Expenditure in capital goods amounted to euro 18 million.

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ENI REPORT ON THE FIRST HALF OF 2004
OPERATING REVIEW

gas & power

natural gas

Supply of natural gas

In the first half of 2004, Eni’s Gas & Power segment supplied 40.42 billion cubic meters of natural gas, with a 3.28 billion cubic meters increase over the first half of 2003, up 8.8%, due to higher volumes supplied outside Italy (3.78 billion cubic meters) offset in part by lower production volumes supplied in Italy (0.50 billion cubic meters). Natural gas volumes supplied outside Italy (34.78 billion cubic meters) represented 86% of total supplies (83.5% in the first half of 2003).

Outside Italy increases concerned purchases from Russia for Italy (1.28 billion cubic meters) also due to the reaching of full operation of the supply contract signed in 1996 with Gazexport, from Russia for Turkey (0.78 billion cubic meters) due to the reaching of full supplies to the Turkish company Botas, from Algeria, the Netherlands and Norway (0.99, 0.51 and 0.37 billion cubic meters, respectively). LNG purchases from Algeria declined (0.35 billion cubic meters) due to lower supplies from Sonatrach related to an accident occurred in early 2004 at the Skikda liquefaction plant, which reduced its processing capacity.

In the first half of 2004, a total of 1.63 billion cubic meters of natural gas were withdrawn from the storage sites of Stoccaggi Gas Italia SpA (Eni’s interest 100%) as compared to 1.23 billion cubic meters in the first half of 2003.

Natural gas supplies	(billion cubic meters)

		First half
2003		2003	2004	Change	% Ch.
12.12	Italy (production)	6.14	5.64	(0.50)	(8.1)
18.92	Russia for Italy	9.96	11.24	1.28	12.9
0.63	Russia for Turkey	0.09	0.87	0.78	866.7
16.53	Algeria	8.97	9.96	0.99	11.0
7.41	Netherlands	4.09	4.60	0.51	12.5
5.44	Norway	2.75	3.12	0.37	13.5
0.65	Croatia	0.33	0.33	0.00	0.0
1.98	United Kingdom	1.00	0.88	(0.12)	(12.0)
3.35	Hungary	1.93	1.96	0.03	1.6
1.98	Algeria (LNG)	1.07	0.72	(0.35)	(32.7)
0.72	Other (LNG)	0.31	0.41	0.10	32.3
0.04	Other supplies	0.02	0.11	0.09	450.0
1.09	Others outside Europe	0.48	0.58	0.10	20.8
58.74	Outside Italy	31.00	34.78	3.78	12.2
70.86	Total supplies and production	37.14	40.42	3.28	8.8
0.84	Withdrawals from storage	1.23	1.63	0.40	32.5
(0.24)	Network losses and measurement differences	(0.14)	(0.07)	0.07	(50.0)
71.46	Available for sale	38.23	41.98	3.75	9.8

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ENI REPORT ON THE FIRST HALF OF 2004
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Take-or-pay

In order to meet the medium and long-term demand of natural gas, in particular of the Italian market, Eni entered into long-term purchase contracts with producing countries that currently have a residual average term of approximately 17 years. Existing contracts, which in general contain take-or-pay clauses, will ensure a total of about 67.3 billion cubic meters of natural gas per year (Russia 28.5, Algeria 21.5, Netherlands 9.8, Norway 6 and Nigeria LNG 1.5) by 2008. The average annual minimum quantity (take-or-pay) is approximately 85% of said quantities. Despite the fact that increasing volumes of natural gas available are sold outside Italy, the expected development of Italian demand and supply of natural gas in the medium and long-term and the evolution of regulations in this segment represent a risk element in the management of take-or-pay contracts.

In 2003 Eni withdrew about 540 million cubic meters less than its minimum offtake obligation; these lower withdrawals are expected to be compensated for by higher withdrawals within the end of 2004.

Sales and own consumption of natural gas

In the first half of 2004, natural gas sales to third parties (40.32 billion cubic meters) increased by 2.99 billion cubic meters over the first half of 2003, up 8%, due to higher sales in the rest of Europe (3.08 billion cubic meters).

Natural gas sales in Italy (27.98 billion cubic meters) decreased by 0.19 billion cubic meters (down 0.7%), due essentially to lower sales to industrial customers (0.57 billion cubic meters) and wholesalers (0.12 billion cubic meters), whose effects were offset in part by higher sales to the thermoelectric segment (0.32 billion cubic meters) and to residential and commercial users (0.18 billion cubic meters).

Natural gas sales in the rest of Europe (11.76 billion cubic meters) increased by 3.08 billion cubic meters, up 35.5% due to increases registered in: (i) sales under long-term supply contracts to Italian operators of the natural gas market (1.14 billion cubic meters), in particular Edison and Cir Energia; (ii) supplies to the Turkish market via the Blue Stream gasline (0.78 billion cubic meters); (iii) Spain (0.40 billion cubic meters) related to increased supplies to the electric company Iberdrola and to the start-up of supplies to Eni’s affiliate Unión Fenosa Gas; (iv) gas marketing activities in the United Kingdom (0.36 billion cubic meters); (v) Germany, related to the start-up of supplies to the German market to Eni’s affiliate GVS (0.18 billion cubic meters); (vi) Hungary (0.03 billion cubic meters) also due to the purchase of local distribution companies in the second half of 2003.

Eni’s own consumption of natural gas2 amounted to 1.66 billion cubic meters (0.9 billion cubic meters in the first half of 2003) and concerned essentially supplies to EniPower (1.11 billion cubic meters) in the thermoelectric segment and to Polimeri Europa (0.16 billion cubic meters) and to Eni’s Refining & Marketing division (0.12 billion cubic meters) in the industrial segment.

Sales of natural gas by Eni’s affiliates amounted to 3.70 billion cubic meters (net to Eni and net of Eni’s supplies) increasing by 0.36 billion cubic meters over the first half of 2003, up 10.8%, and concerned: (i) GVS (Eni’s interest 50%) with 1.90 billion

(2) In accordance with article 19, line 4 of Legislative Decree No. 164/2000 the volumes of natural gas consumed in operations by a company or its subsidiaries are excluded from the calculation of ceilings for sales to end customers and from volumes input into the Italian network to be sold in Italy.

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ENI REPORT ON THE FIRST HALF OF 2004
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cubic meters; (ii) Galp Energia (Eni’s interest 33.34%) with 0.70 billion cubic meters; (iii) Unión Fenosa Gas (Eni’s interest 50%) with 0.10 billion cubic meters; (iv) volumes of natural gas (0.71 billion cubic meters) treated at the Nigeria LNG Ltd liquefaction plant (Eni’s interest 10.4%) in Nigeria, destined to European and US markets.

Sales and own consumption of natural gas	(billion cubic meters)

		First half
2003		2003	2004	Change	% Ch.
50.93	Italy	28.17	27.98	(0.19)	(0.7)
15.65	Wholesalers	9.49	9.37	(0.12)	(1.3)
35.28	End customers	18.68	18.61	(0.07)	(0.4)
13.40	Industrial users	6.96	6.39	(0.57)	(8.2)
15.03	Thermoelectric	7.29	7.61	0.32	4.4
6.85	Residential and commercial	4.43	4.61	0.18	4.1
17.54	Rest of Europe	8.68	11.76	3.08	35.5
1.09	Outside Europe	0.48	0.58	0.10	20.8
69.56	Total sales to third parties	37.33	40.32	2.99	8.0
1.90	Own consumption	0.90	1.66	0.76	84.4
71.46		38.23	41.98	3.75	9.8
6.97	Natural gas sales of affiliates (net to Eni)	3.34	3.70	0.36	10.8
6.26	Europe	3.01	3.38	0.37	12.3
0.71	Outside Europe	0.33	0.32	(0.01)	(3.0)
78.43	Total sales and own consumption of natural gas	41.57	45.68	4.11	9.9

Transmission

In the first half of 2004, Eni transported 41.84 billion cubic meters of natural gas in Italy, an increase of 1.93 billion cubic meters over the first half of 2003, up 4.8%, due mainly to increases registered in the thermoelectric segment, related to the entry into service of combined cycle power plants, and to the industrial segment.

Natural gas volumes transported (1)	(billion cubic meters)

		First half
2003		2003	2004	Change	% Ch.
51.74	On behalf of Eni	27.73	27.75	0.02	0.1
24.63	On behalf of third parties	12.18	14.09	1.91	15.7
9.18	Enel	4.58	4.84	0.26	5.7
7.49	Edison Gas	3.95	3.96	0.01	0.3
7.96	Others	3.65	5.29	1.64	44.9
76.37		39.91	41.84	1.93	4.8

(1) Volumes include amounts input to domestic storage.

In the first half of 2004, Eni’s LNG terminal in Panigaglia regasified 1.04 billion cubic meters of natural gas (1.86 billion cubic meters in the first half of 2003, down 44.1%) discharging 34 tanker ships (67 in the first half of 2003). The relevant decline in volumes regasified can be attributed to the mentioned accident occurred at the LNG production plant in Skikda, Algeria.

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Development projects

Galp

In February 2004 Eni signed an agreement with the Portuguese Government for the reorganization of Galp Energia (Eni’s interest 33.34%) within the restructuring process of the Portuguese energy sector. Eni will concentrate in the natural gas sector through a 49% interest in Gas de Portugal (now owned by Galp Energia) and will exit the segment of refining and marketing of refined products in Portugal where Eni operated through Galp Energia. Gas de Portugal will be managed jointly with Electricidade de Portugal, the other shareholder with a 51% interest; in a second stage the natural gas transmission network owned by Gas de Portugal is planned to be sold to a state-owned Portuguese company. The finalization of the Eni sale of its stake in Galp Energia and Eni purchase of a 49% stake in Gas de Portugal is subject to authorization from the European antitrust authorities; in a second stage the sale of regulated assets owned by Gas de Portugal to a state-owned Portuguese company will be submitted to the Portuguese antitrust authority. This transaction entails cash proceeds of euro 667 million. In the first half of 2004, Galp Energia sold about 2 billion cubic meters of natural gas to about 600,000 customers through a network of high, medium and low pressure pipelines about 9,000-kilometer long. Galp’s assets include among others interests in two import infrastructures, the Transmaghreb pipeline and the Sines LNG terminal, that started operations in the fourth quarter of 2003, which provide Eni with a basis to access the Iberian market.

Demerging of Italgas

On June 23, 2004, Eni’s Board of Directors approved the demerger of Italgas, with assignment to Eni of the interests held by Italgas in Italian natural gas distribution companies (including the 100% interest in Italgas Più) and foreign natural gas distribution companies (including 40% in Tigaz), as well as the incorporation of Italgas Più into Eni. Italgas, with headquarters in Turin, continues to manage the distribution network. As a result of the incorporation of Italgas Più, the company responsible for direct sales and management of customers, Eni will have direct access to the 4.9 million customers supplied by the company in Italy, optimizing its commercial structure. This operation is in line with the aims of the Public Tender Offer launched in 2002 for the shares of Italgas, aiming at integrating commercial and development policies within Eni natural gas business, and simplifies the Group’s shareholding structure.

Greenstream

In June and August 2004 the laying and testing of the Greenstream pipeline were completed. The underwater 516-kilometer long pipeline with a 32-inch diameter linking Mellitah in Libya to Gela in Sicily will transport natural gas from Libyan fields (targeted at 8 billion cubic meters/year, of which 4 billion is Eni’s share). It was laid at a maximum depth of 1,130 meters by the Saipem Castoro 6 vessel. The laying and testing of the pipeline linking Gela to Enna, connection point with the Italian national natural gas transport network, were completed. The Mellitah treatment plant and the Gela terminal are nearing completion. Operations are expected to start in October.

Nigeria LNG

Eni holds a 10.4% interest in Nigeria LNG Ltd (NLNG) that manages the Bonny (Nigeria) natural gas liquefaction plant for the treatment and export of LNG. This interest

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ENI REPORT ON THE FIRST HALF OF 2004
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allows Eni to market its proved reserves of Nigerian natural gas. The plant, made up of three treatment trains with an overall capacity of about 11.2 billion cubic meters/year of liquefied natural gas, is undergoing an upgrade by means of the installation of two further trains, expected to start operating in 2005 and 2006 respectively. In July 2004 the shareholders of NLNG approved to construction of a sixth train with an expenditure of about dollar 400 million, net to Eni, including also the expenditure related to the upstream phase. The sixth train is expected to start operations in 2007. When fully operational the plant will have a capacity of 26.5 billion cubic meters/year of LNG.

Regulatory framework

Actions by the Antitrust Authority and the Authority for electricity and gas

BluGas

On February 5, 2003, Eni filed a claim with the Regional Administrative Court of Lazio in Rome requesting the annulment of the measures taken by the Antitrust Authority, on November 21, 2002, as a result of an investigation commenced on request of BluGas SpA concerning Snam SpA’s (now merged in Eni SpA) alleged violation of competition rules. The Authority judged that Eni had limited third party access to natural gas transport infrastructure by entering in 2001 into contracts outside Italy with other operators that have imported into Italy the volumes exchanged. The Antitrust Authority considers that these contracts infringe the rationale of article 19 of Legislative Decree No. 164/2000 which defines the limits for volumes to be input by single operators into the national network. Given this infringing behavior and the lack of clarity of Italian regulations and Eni’s availability to increase the transmission capacity of gaslines outside Italy, the Antitrust Authority imposed on Eni a symbolic fine amounting to euro 1,000 and requested Eni to submit “implement measures to eliminate infringing behaviors with specific attention to the upgrading of the transmission network or equivalent actions”. On February 19, 2004, Eni committed itself to take action in order to enhance the level of competition in the national gas market, in particular to develop gas import pipelines TAG (Austria) and TTPC (Tunisia), on the condition that construction of new LNG terminals in Italy would not be commenced by third parties in the same time frame. With a decision of March 18, 2004, having considered that the measures suggested by Eni are not adequate to remove the default recognized in its decision of November 21, 2002, the Authority for electricity and gas started a procedure against Eni for default of compliance. On April 26, 2004 Eni presented an integration to its proposed measures and, on June 18, 2004, submitted to the Authority a proposal entailing the sale to third parties of a total of 9.2 billion cubic meters of natural gas in the four-year period starting in 2004 through 2008, corresponding to 2.3 billion cubic meters for each thermal year, before such natural gas enters the national transmission network at Tarvisio. In its decision on June 24, 2004, the Authority judged this proposal as adequate, if implemented, to the end the effects of the violation of competition rules highlighted in the November 21, 2002 decision. In its June 24, 2004 decision the Authority also extended to October 7, 2004 the deadline for closing the infraction procedure in order to allow Eni to demonstrate the implementation of its proposal.

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ENI REPORT ON THE FIRST HALF OF 2004
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In particular, the main conditions for the sale of natural gas to third parties are the following: (i) contract term: four years starting on October 1, 2004 (the contract year being identical to the thermal year of the Network Code: October 1-September 30); (ii) limits of required volumes: not lower than two times and not higher than five times the minimum amount of 100 million cubic meters; (iii) introduction of a take-or-pay clause, with contract flexibility set at 10% of annual contract volumes; (iv) Eni accepts to sell and the third party accepts to buy, at the entry point of Tarvisio, the transport capacity of the pipeline national network corresponding to the daily average contract volume, under the terms and conditions set by the Network Code; (v) price of supplies indexed to the parameters set by the Authority for electricity and gas, including transportation costs on Eni’s international pipeline network up to Tarvisio. In July and August 2004 Eni started the procedure for this natural gas release to interested third parties, according to the Authority’s indications. On September 6, the outcome of this procedure was published and in the first half of September the relevant gas release contracts have been signed with relevant third parties.

Survey on the liberalization of the natural gas market in Italy

On June 17, 2004, the Authority for electricity and gas and the Antitrust Authority decided to close their joint survey on the natural gas market started February 20, 2003. Both Authorities consider the overall level of competition of the Italian natural gas market unsatisfactory and characterized by prices higher than in other European countries. According to both Authorities one of the main reasons for this is the vertical integration of Eni in the supply and transport of gas notwithstanding the antitrust ceilings introduced that limit until 2010 the volumes of natural gas input to consumption in Italy.

Among the possible measures which in their opinion could enhance the level of competition in the natural gas market are: (i) the upgrading by Eni of infrastructure for the import of natural gas from Russia (TAG) and Algeria (TTPC); (ii) the establishment of an independent transmission system operator (ISO) that owns and operates both the national high pressure transport grid and the storage assets of natural gas; (iii) a framework for the assignment to third parties of natural gas volumes or natural gas contracts relating to Eni’s take-or-pay long-term natural gas supply contracts; (iv) the sale by Eni to third parties of adequate gas volumes at a price near to the supply cost without control on the recipients (gas release program).

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ENI REPORT ON THE FIRST HALF OF 2004
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power generation

In the first half of 2004, electricity production sold amounted to 6.08 terawatthour, with an increase of 3.57 terawatthour over the first half of 2003, up 142.2%, due essentially to the start-up of three generating units at the Ferrera Erbognone plant (in October 2003, in February 2004 and June 2004, respectively) for a total of 2.52 terawatthour, and in March 2004 of the first 390 megawatt generation unit at Ravenna (up 1.07 terawatthour).

A total of 1.56 gigawatthour of purchased electricity were resold to eligible customers, with a decline of 0.09 terawatthour, down 5.6%. Sales of steam amounted to 4,931,000 tonnes, increasing by 301,000 tonnes, up 6.5%, due to the coming on stream of new generation units at Ferrera Erbognone and Ravenna.

Sales

		First half
2003		2003	2004	Change	% Ch.
5.55	Electricity production sold (terawatthour)	2.51	6.08	3.57	142.2
3.10	Electricity trading (terawatthour)	1.65	1.56	(0.09)	(5.6)
9,303	Steam (thousand tonnes)	4,630	4,931	301	6.5

On May 14, 2004 the combined-cycle thermoelectric power plant in Ferrera Erbognone was inaugurated. This is the first plant built in Italy after the opening of the Italian electric market. The power plant has a capacity of 1,030 megawatt and will produce about 7 terawatthour/year of electricity and 1 terawatthour/year of thermal energy (steam) for industrial use. The plant is made up of three units, two of which with 390 megawatt and one with 250 megawatt capacity. The plant will be mainly fed by natural gas, but it will also use gasified residues from Eni’s nearby Sannazzaro refinery (tar from visbreaking). The expenditure required for the power plant construction amounted to euro 550 million plus euro 170 million for the gasification plant under construction.

Capital expenditure

In the first half of 2004, capital expenditure in the Gas & Power segment totaled euro 767 million and related in particular to: (i) development and maintenance of Eni’s transmission network in Italy (euro 267 million); (ii) the continuation of the construction of combined cycle power plants (euro 232 million) in particular at Ferrera Erbognone, Brindisi and Mantova; (iii) the completion of the Greenstream gasline (euro 101 million); (iv) development and maintenance of Eni’s distribution network in Italy (euro 110 million).

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ENI REPORT ON THE FIRST HALF OF 2004
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refining & marketing

Supply and Trading

In the first half of 2004, a total of 32.51 million tonnes of oil were purchased (29.81 million in the first half of 2003), of which 17.05 million tonnes from Eni’s Exploration & Production segment, 9.68 million from producing countries under long-term contracts and 5.78 on the spot market. The geographic sources of oil purchased were the following: 24% came from West Africa, 24% from North Africa, 18% from the North Sea, 10% from countries of the former Soviet Union, 10% from the Middle East, 6% from Italy and 8% from other areas. Some 15.83 million tonnes were resold, representing an increase of 1.24 million tonnes, up 8.5%, over the first half of 2003. In addition,1.58 million tonnes of intermediate products were purchased (2.24 million tonnes in the first half of 2003) to be used as feedstocks in conversion plants and 10.58 million tonnes of refined products (8.29 million tonnes in the first half of 2003) sold in markets outside Italy (8.02 million tonnes) and as a complement to Eni’s own production in the Italian market (2.56 million tonnes).

Refining

In the first half of 2004, refinery intake processing in Italy and outside Italy (18.15 million tonnes) increased by 1 million tonnes, up 6% over the first half of 2003, due mainly to increased processing at the Taranto and Sannazzaro refineries, whose effects were offset in part by the impact of the standstill of the Livorno refinery for maintenance and of the Gela refinery due to the seizure of the tanks enforced by the Public Prosecutor of Gela until January 19, 2004 (see: Note 14, Legal proceedings - Environment – below).

Total refinery intake processing (on own account and for third parties) on wholly owned refineries amounted to 12.70 million tonnes (12.26 million tonnes in the first half of 2003). The overall balanced capacity utilization rate of wholly owned refineries was 100% (97% in the first half of 2003). About 27.7% of all oil processed came from Eni’s Exploration & Production division (36% in the first half of 2003).

Distribution of refined products

In the first half of 2004, sales of refined products (27.58 million tonnes) increased by 2.5 million tonnes, up 10%; due in particular to higher sales outside Italy to oil companies and traders (over 2 million tonnes) and to retail and wholesale markets in the rest of Europe (0.43 million tonnes).

Retail sales in Italy

Retail sales in Italy (5.33 million tonnes) were substantially in line with sales of the first half of 2003; the effect of the sale/closure of service stations related to the network rationalization process and to the expiration of some lease contracts on highways was offset almost entirely by higher sales on Eni’s main network. In the first half of 2004, Eni’s retail market share decreased by 0.6 percentage points from 36.5 in the first half of 2003 to 35.9%; market share of Agip branded service stations was stable at 29%.

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ENI REPORT ON THE FIRST HALF OF 2004
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At June 30, 2004, Eni’s retail distribution network in Italy consisted of 7,295 service stations, a 5 unit increase over December 31, 2003, due to 14 new lease contracts and the shutdown of 9 service stations.

In June 2004 Eni started to sell the new BluSuper gasoline, which guarantees better engine performance and efficiency and reduces polluting emissions, thanks to its high antidetonating power resulting from a higher octane number (98 as compared to 95 of ordinary gasolines) and its lack of sulfur. BluSuper sales started in about 500 Agip branded service stations and will be progressively extended to most Italian Agip branded service stations. BluSuper complements BluDiesel, sold since 2002, and is part of Eni’s strategy to improve the quality of its fuels, anticipating their compliance with EU regulations (mandatory from 2009) and targeting its offer to customers’ requirements, leveraging on Eni’s integrated refining-logistics-distribution system.

Within its rationalization strategy Eni sold its 50% interest in Finifast, a catering company.

Retail sales outside Italy

Sales of refined products in retail markets in the rest of Europe (1.66 million tonnes) increased by 0.33 million tonnes, up 24.8% over the first half of 2003, related to the progressive consolidation of service stations purchased in 2003, in particular in Spain, Germany and France.

Petroleum products availability	(million tonnes)

		First half
2003		2003	2004	Change	% Ch.
	Italy
25.09	Products processed in wholly-owned refineries	12.26	12.70	0.44	3.6
(1.72)	Products processed for third parties	(0.80)	(0.81)	(0.01)	1.3
8.43	Products processed in refineries not owned (1)	4.14	4.19	0.05	1.2
(1.64)	Products consumed in operations and losses	(0.80)	(0.91)	(0.11)	13.8
30.16	Products available	14.80	15.17	0.37	2.5
5.61	Purchases of finished products and change in inventories	3.27	2.61	(0.66)	(20.2)
(5.19)	Finished products transferred to foreign cycle	(2.79)	(2.38)	0.41	(14.7)
30.58	Products sold	15.28	15.40	0.12	0.8
	Outside Italy
3.36	Products available	1.41	1.97	0.56	39.7
10.78	Purchases of finished products and change in inventories	5.58	7.83	2.25	40.3
5.19	Finished products transferred from Italian cycle	2.79	2.38	(0.41)	(14.7)
19.33	Products sold	9.78	12.18	2.40	24.5
49.91	Sales in Italy and outside Italy	25.06	27.58	2.52	10.1

(1)	Includes processing at the Milazzo refinery and from October 2002 also processing at the Priolo refinery.

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ENI REPORT ON THE FIRST HALF OF 2004
OPERATING REVIEW

At June 30, 2004, Eni’s retail distribution network outside Italy consisted of 3,382 service stations, 25 more than at December 31, 2003; of these, 1,836 service stations were in the rest of Europe, 23 more than at December 31, 2003, in particular in Germany, following purchases made in 2003.

Wholesale sales and other sales

Sales on wholesale markets in Italy (5.14 million tonnes) increased by 0.16 million tonnes over the first half of 2003, up 3.2%, due mainly to higher sales of fuel oil to the thermoelectric segment. Market share increased by about 0.5 percentage points from 24.5 in the first half of 2003 to 25%.

Other sales (6.91 million tonnes) increased by 2.04 million tonnes, up 41.9%, due mainly to higher sales to oil companies and traders.

LPG

Retail and wholesale LPG sales in Italy (360,000 tonnes) decreased by 20,000 tonnes, down 5.3%, while market share decreased from 19.6% in the first half of 2003 to 18.8%. LPG sales to third operators through other sale channels, in particular to oil companies and traders, amounted to 180,000 tonnes, increasing by 20,000 tonnes over the first half of 2003, up 12%.

Outside Italy, LPG wholesale sales amounted to 870,000 tonnes with a decline of 20,000 tonnes, down 2.2%. Market share in Brazil was 21.5% (21.6% in 2003) and in Ecuador was 36.6% (38.6% in 2003).

Sales of petroleum products in Italy and outside Italy	(million tonnes)

		First half
2003		2003	2004	Change	% Ch.
10.99	Retail sales	5.38	5.33	(0.05)	(0.9)
10.35	Wholesale sales	4.98	5.14	0.16	3.2
21.34		10.36	10.47	0.11	1.1
2.79	Petrochemicals	1.41	1.51	0.10	7.1
6.45	Other sales (1)	3.51	3.42	(0.09)	(2.6)
30.58	Sales in Italy	15.28	15.40	0.12	0.8
3.02	Retail rest of Europe	1.33	1.66	0.33	24.8
1.18	Retail Brazil	0.57	0.57	0.00	0.0
6.01	Wholesale sales	3.01	3.04	0.03	1.0
10.21		4.91	5.27	0.36	7.3
9.12	Other sales (1)	4.87	6.91	2.04	41.9
19.33	Sales outside Italy	9.78	12.18	2.40	24.5
49.91		25.06	27.58	2.52	10.1

(1)	Includes bunkering, consumption for electricity generation and sales to oil companies.

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Divestment of activities in Brazil

Within its strategy of concentrating in downstream oil in Europe, in August 2004 Eni agreed to sell to the Brazilian company Petrobras its 100% interest in Agip do Brasil SA, engaged in the distribution of refined products through a network of about 1,500 service stations and in the sale of bottled LPG through a network made up of 25 bottling facilities and 26 storage sites. Proceeds from the sale, including net borrowings transferred, amounted to dollar 450 million, subject to an adjustment calculated on the equity situation at the closing date (expected proceeds of about dollar 50 million).

Capital expenditure

In the first half of 2004, capital expenditure in the Refining & Marketing segment amounted to euro 248 million and concerned: (i) refining and logistics (euro 154 million), in particular the construction of the tar gasification plant at the Sannazzaro refinery, efficiency improvement actions and adjustment of automotive fuel characteristics to new European specifications; (ii) the upgrade of the distribution network in Italy (euro 55 million); (iii) the upgrade of the distribution network in the rest of Europe and the purchase of service stations (euro 26 million, of which 13 related to purchases in Spain and France). Expenditure in the area of health, safety and environment amounted to euro 33 million (13.3% of total expenditure).

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petrochemicals

Sales - production - prices

In the first half of 2004, sales of petrochemical products (2,678,000 tonnes) increased by 53,000 tonnes, up 2% over the first half of 2003, due in particular to the recovery in demand registered in the second quarter of 2004, whose effects were offset in part by the impact of: (i) the divestment of the Baytown plant (thermoplastic rubber); (ii) shutdowns (the Ravenna polybutadiene rubber manufacturing line); (iii) the delay in restarting production at the Sicilian plants due to the standstill of the Gela refinery (operations were resumed in January 2004) and the Priolo cracker in the last part of 2003. The major increases were registered in styrene (up 7.7%,), polyethylene (up 7.5%) and olefins (up 4.9%) due to the recovery in demand, which also allowed to recover the volume losses due to the gradual restarting of production at the Sicilian plants. The major decreases concerned: (i) aromatics (down 10.2%) due to lower withdrawals by relevant customers; (ii) intermediates (down 7.4%) due to maintenance standstills; (iii) elastomers (down 4.7%) due to divestments and closures.

Production (3,679,000 tonnes) increased by 90,000 tonnes over the first half of 2003, up 2.5%, due to more regular operations at plants. The average capacity utilization rate calculated on nominal capacity increased by 3.8 percentage points (from 74.7 to 78.5%). This increase concerned in particular olefins and elastomers. About 37% of total production was directed to Eni’s own production cycle (37.5% in the first half of 2003). Oil-based feedstocks supplied by Eni’s Refining & Marketing segment covered about 20% of requirements in the first half of 2004 (the same as in the first half of 2003).

The prices of Eni’s principal products increased by 2% on average. The more relevant increases concerned aromatics (up 9.2%) and polyethylene (up 7.7%). Elastomers and styrenes declined by 4% and 1.5%, respectively.

Basic petrochemicals

Sales of basic petrochemicals (1,382,000 tonnes) decreased by 12,000 tonnes over the first half of 2003, down 0.9%, due to lower aromatic sales (down 10.2%) related to a weak demand for paraxylene and lower intermediate sales (down 7.4%), related to the standstill of Porto Torres which damaged phenol sales (down 6.7%) and acetone sales (down 8%), whose effects were offset in part by higher olefin sales (up 4.9%), in particular ethylene and butadiene, related to higher demand.

Basic petrochemical production (2,190,000 tonnes) increased by 70,000 tonnes, up 3.3%, mainly in olefins (up 6.4%), related to higher plant utilization, and intermediates (up 2.4%), due to increased phenol production, whose effects were offset in part by lower aromatic production (down 7.5%) due to the maintenance standstill of the Priolo plant in June.

Styrene and elastomers

Styrene sales (376,000 tonnes) increased by 27,000 tonnes, up 7.7% over the first half of 2003, due in particular to higher sales of expandable (up 16.6%) and compact (up 10.2%) polystyrene, related to a positive trend in demand, whose effects were offset in part by a decline in ABS sales (down 2.2%).

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ENI REPORT ON THE FIRST HALF OF 2004
OPERATING REVIEW

Elastomers sales (220,000 tonnes) declined by 11,000 tonnes compared to the first half of 2003, down 4.7%, due essentially to the standstill of the Ravenna polybutadiene rubber plant in late 2003 and the sale of the Baytown (USA) thermoplastic rubber plant concluded in January 2004. These declines were offset in part by an approximate 8% increase in sales of other products, in particular SBR rubber (up 16.6%), polybutadiene rubber (up 9.2%), EPR rubber (up 11.5%) and TPR rubber (up 11%), related to the positive trends in demand in Europe; polychloroprene and latices sales declined (down 4.2 and 6.5% respectively).

Styrene production (561,000 tonnes) increased by 7,000 tonnes over the first half of 2003, up 1.3%, due essentially to expandable polystyrene (up 13.5%) due to higher product availability and a positive trend in demand. ABS production declined due to the shutdown of a production line in Ravenna related to strong competitive pressure.

Elastomer production (243,000 tonnes) declined by 17,000 tonnes compared to the first half of 2003, down 6.5% due to divestments and shutdowns of plants, whose effects were offset in part by higher production of SBR (up 25.5%) and specialty rubber (up 15.5%) in line with the trend in demand.

Polyethylene

Sales of polyethylene (699,000 tonnes) increased by 49,000 tonnes over the first half of 2003, up 7.5%; the increase concerned all products with a 16% peak for EVA and a 5% low for LDPE, due to a recovery in demand.

Product availability	(thousand tonnes)

		First half
2003		2003	2004	Change	% Ch.
4,014	Basic petrochemicals	2,120	2,190	70	3.3
1,635	Styrene and elastomers	814	804	(10)	(1.2)
1,259	Polyethylene	655	685	30	4.6
6,908		3,589	3,679	90	2.5
(2,652)	Products consumed and lost	(1,347)	(1,354)	(7)	0.5
1,010	Purchases and change in inventories	383	353	(30)	(7.8)
5,266		2,625	2,678	53	2.0

Sales	(thousand tonnes)

		First half
2003		2003	2004	Change	% Ch.
2,704	Basic petrochemicals	1,394	1,382	(12)	(0.9)
1,171	Styrene and elastomers	581	597	16	2.8
1,391	Polyethylene	650	699	49	7.5
5,266		2,625	2,678	53	2.0

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ENI REPORT ON THE FIRST HALF OF 2004
OPERATING REVIEW

Production (685,000 tonnes) increased by 30,000 tonnes, up 4.6%, in line with the trend in demand. The most significant increases concerned EVA (up 18.5%), LLDPE (up 4.3%) and LDPE (up 4%).

Capital expenditure

In the first half of 2004, capital expenditure amounted to euro 43 million and concerned in particular actions for health, safety and environmental regulations (for a total of about euro 17 million), actions for the improvement of efficiency of plants and rationalization (euro 13 million) and R&D and improvement actions (euro 13 million).

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ENI REPORT ON THE FIRST HALF OF 2004
OPERATING REVIEW

oilfield services construction and engineering

Orders acquired and order backlog

In the first half of 2004, orders acquired amounted to euro 2,479 million. Of these, 91% related to work to be carried out outside Italy, while 18% represented work originated by Eni companies. Eni’s order backlog at June 30, 2004 amounted to euro 8,737 million (euro 9,405 million at December 31, 2003). Orders from Eni companies amounted to 10% of the total, while projects to be carried out outside Italy amounted to 82%.

Orders acquired and order backlog	(million €)

		First half
2003		2003	2004
	Orders acquired
4,298	Oilfield services construction	2,530	1,934
1,578	Engineering	789	545
5,876		3,319	2,479
	Orders backlog
5,225	Oilfield services construction	5,820	5,248
4,180	Engineering	4,799	3,489
9,405		10,619	8,737

Main orders won

Among the main orders won in oilfield services and construction are:

in the Offshore construction area:

in the MIDDLE EAST: Eni has been awarded two contracts by Dolphin Energy Ltd including the engineering, procurement, construction and pre-commissioning of two pipelines each 12-kilometer long and a 372-kilometer long pipeline for the transmission of natural gas from the North Field offshore Ras Laffan in Qatar to the onshore terminal at Taweelah in the United Arab Emirates. The works will be performed between the second quarter 2004 and the first half 2006. The installation will be carried out by the vessels Castoro 6 and Castoro 10;

in the NORTH SEA: in August, a contract was awarded by BBL Co for the laying of a 36- inch diameter gas pipeline 230-kilometer long crossing the North Sea from Callantsoog in north-western Netherlands to Bacton in eastern England. The vessel Castoro 6 will carry out the works between second and third quarter of 2006;

in CHINA: a contract was awarded by the Hong Kong Electric Co Ltd for the engineering, procurement, transport and installation of a 92-kilometer long submarine pipeline from the Guangdong LNG terminal to Lamma island offshore Hong Kong. The pipeline will be installed during the first half of 2005 by the Castoro 2 vessel;

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ENI REPORT ON THE FIRST HALF OF 2004
OPERATING REVIEW

In the Liquefied Natural Gas area: two turnkey contracts: (i) in joint venture with the French engineering company Sofregaz a contract by Gaz de France for the construction of the Fos Cavaou regasification terminal in France. The contract comprises the engineering, procurement and construction of the terminal facilities, including three LNG storage tanks each with a capacity of 110,000 cubic meters, associated marine works and the regasification facilities. The plant will have a treatment capacity of over 8 billion cubic meters/year; (ii) in July, in joint venture with the Belgian companies CFE and Fontec, a contract for the extension from 4.5 to 9 billion cubic meters/year of natural gas of the Zeebrugge regasification terminal, on the Belgian coast for Fluxys, the Belgian owner of the terminal. The scope of work comprises the engineering, procurement, construction of the extension of the terminal, including one LNG storage tank with a 140,000 cubic meters capacity and the regasification facilities.

In the Onshore construction area: two contracts were acquired: (i) from the Nigerian company NAOC for the engineering, procurement and construction related to the laying of a gas pipeline in the Niger Delta. The 82-kilometer long pipeline will connect Rumuji to the Bonny liquefaction plant; (ii) in August, from Shell Petroleum Development Co of Nigeria Ltd for the engineering, procurement and construction of additional facilities within the project to increase the natural gas treatment capacity of the Soku plant in Nigeria.

In the Leased FPSO area: a contract for Repsol YPF for the extraction of the oil still contained in the wreck of the Prestige oil tanker sunk offshore Galicia, Spain, in November 2002.

Main orders won in engineering concerned mainly the Upstream area: (i) an EPC contract for the Ras Laffan Liquefied Natural Gas Co Ltd in Qatar including the engineering, procurement and construction of the fifth natural gas liquefaction train and relevant facilities at the Ras Laffan plant; (ii) in joint venture with the Japanese companies Chiyoda Corporation and Mitsui & Co Ltd, a contract for the development of the Ras Laffan project – al Khaleej Gas Project Phase 1 (AKG-1) – in Qatar for Exxon Mobil. The project aims at recovering LPG and natural gasoline and includes a complex for the separation, recovery and treatment of natural gas with a capacity of 21 million cubic meters/day. The plant will be completed before the end of 2005 and is part of the program of natural gas production from the enormous offshore natural gas reserves of Qatar.

Cepav Due

Eni holds a 52% interest in the Cepav Due consortium that in 1991 signed a convention with TAV SpA for the construction of the tracks for high speed trains from Milan to Verona. On October 30, 2000 the consortium presented its detailed engineering project to the Conferenza dei Servizi. Article 131 of the Italian Budget Law for 2001 revoked the concessions granted to TAV by the Italian State Railways relating to those tracks for which at that date no work had yet been started-up. On December 28, 2000, Cepav Due filed an arbitration request in accordance with the signed contract requesting payment for the damage suffered and to be suffered or, when applicable, the cancellation of the convention for responsibility of TAV. The arbitration did not lead to a friendly solution; therefore, on July 7, 2004, the arbitration court requested a technical survey, for which a consultant still has to be designated. The final decision is set to be made on February 28, 2005.

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ENI REPORT ON THE FIRST HALF OF 2004
OPERATING REVIEW

Capital expenditure

In the first half of 2004, capital expenditure of the Oilfield Services Construction and Engineering segment amounted to euro 92 million and concerned mainly: (i) the completion of interventions on the semi-submersible platforms Scarabeo 3 and Scarabeo 4 and on the Perro Negro 3 jack-up; (ii) the preparation of plants and equipment required for the Sakhalin project in Russia; (iii) the construction and upgrade of logistical support means in Kazakhstan and Angola.

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ENI REPORT ON THE FIRST HALF OF 2004
OPERATING REVIEW

research and development

Major research areas in 2003 were:

Reduction of exploration
and development costs
Geosciences
High resolution prospecting
techniques
Field simulation models
Field productivity enhancement
methods
Advanced drilling systems
Production in hostile environments

Performance and product
differentiation
Advanced process control
Innovative polymerization catalysis

Feedstocks enhancement
Long distance gaslines
Conversion of gas into liquid products
Conversion of heavy crudes
into light products

Environmental protection
Hydrogen
New formulas for fuels and lubricants
“Clean” catalytic processes
Air quality monitoring
Reclaiming of polluted soil
Renewable energy
(solar, photovoltaic)
In the first half of 2004, many technologies were implemented at the industrial level for the first time and many others continued their development; Eni invested euro 108 million in research and development (euro 81 million in the first half of 2003).

In the Exploration & Production segment, the application of optic fibers to wells which allows to determine the contribution of each level to production was implemented at the industrial level.

Field application continued of a methodology for the 3D modelling of the network of fractures existing in a reservoir and the simulation of the flow of fluids within these fractures.

Relevant developments derived from the innovative CRS (Common Reflection Surface) Stack technology which improves seismic imaging (without prior information on velocity) and allows for significantly better results than traditional methods. In particular it allows for a reduction of project times and associated risks for the definition of the geological model in the exploration and development phase.

The project continued for the development of technologies for better locating wells in a field by means of 3D technologies and advanced acoustic navigation systems.

Studies are underway for innovative methods of leak detection in pipelines and sealines and validation of multiphase and flow assurance technologies applied to actual cases.

Within the integrated program for H2S management in E&P operations, which aims at identifying innovative solutions for mitigating the impact of sour gases on assets operated by Eni, significant results were achieved in the area of bulk separation.

In the Gas & Power segment, the High Pressure Transport development project continued which aims at allowing Eni to be competitive in the gas to market segment with the high pressure transport option.

Relevant cooperation initiatives were developed with Italian universities and international organizations such as the European Group for Research on Natural Gas, where studies were completed on a non destructive system for the identification of corrosion and on methods for analyzing the safety and reliability of gasline networks with specific attention to interference of third parties. Eni continued its work in the European Pipeline Research Group, established by the major European companies in the field of gas transmission and of steel and pipes manufacture.

Work continued in the area of evaluation of technologies for detecting and monitoring instable areas. Relevant developments are underway in the field of tools for the identification of leakages in natural gas distribution with technologies developed at European level.

Studies were performed on the development of distributed generation by means of micro gas fired turbines, while studies are ongoing on the use of hydrogen as energy vector starting from various primary sources.

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ENI REPORT ON THE FIRST HALF OF 2004
RESEARCH AND DEVELOPMENT

In the Refining & Marketing segment, work continued on the development of refined products (fuels and lubricants) with high quality and low environmental impact. In this area, the new BluSuper high octane gasoline with very low environmental impact was successfully launched.

In the field of marine lubricants, the array of products for two and four stroke engines was enhanced and received qualification by engine manufacturers following testing on vessels provided with new Wartzila and Mann engines.

R&D work continued in the field of oxidating desulfurization of gasoils which could lead to the manufacture of sulfur free gasoil which entails lower consumption of energy and hydrogen as compared to presently employed hydrodesulfurization processes. When the feasibility of these processes is fully confirmed, it will be possible to build a demonstration unit.

In the field of heavy crudes enhancement, at the Taranto refinery a 1,200 barrels/day plant based on Eni Slurry Technology is nearing completion. Evaluations are underway for the extension of this technology to the upgrading of specific refinery flows.

The industrial development of a new type of poly-fuel reforming continued based on catalytic oxidation with short contact time of various kinds of hydrocarbon feedstocks aimed at producing hydrogen at more competitive cost.

In the field of gas to liquids conversion, Eni continued its cooperation with the Institut Français du Pétrole for the testing of wax production by means of Fischer-Tropsch synthesis at the Sannazzaro pilot plant and the related technique for wax upgrading by means of hydrocracking.

Work on environmental issues was focused in particular on the start-up of an integrated research program on greenhouse gases concerning the industrial feasibility geological segregation of carbon dioxide.

A project is under development for the Early Warning Monitoring System aimed at building a computerized platform for the real time identification of physical and chemical entities typical of Eni’s productions and environments.

In Petrochemicals, a new catalytic system for polymerization in solution for the manufacture of high performance low density polyethylene reached the pilot level. The new direct oxidation process from benzene to phenol and synthesis of dimethylnaphtalene for the manufacture of an intermediate to be used in the manufacture of high performance polyesters reached the detailed engineering phase.

During the first half of 2004, a total of 22 applications for patents were filed.

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ENI REPORT ON THE FIRST HALF OF 2004
RESEARCH AND DEVELOPMENT

financial review

Income statement

(million €)

		First half
2003		2003	2004	Change	% Ch.
51,487	Net sales from operations	25,937	28,230	2,293	8.8
913	Other income and revenues	414	539	125	30.2
(37,732)	Operating expenses	(18,647)	(20,590)	(1,943)	(10.4)
(5,151)	Depreciation, amortization and writedowns	(2,592)	(2,397)	195	7.5
9,517	Operating income	5,112	5,782	670	13.1
(154)	Net financial expense	(40)	(49)	(9)	(22.5)
(17)	Net income (expense) from investments	80	156	76	95.0
9,346	Income before extraordinary income and income taxes	5,152	5,889	737	14.3
49	Net extraordinary income	155	347	192	123.9
9,395	Income before income taxes	5,307	6,236	929	17.5
(3,241)	Income taxes	(1,940)	(2,490)	(550)	(28.4)
6,154	Income before minority interest	3,367	3,746	379	11.3
(569)	Minority interest	(277)	(322)	(45)	(16.2)
5,585	Net income	3,090	3,424	334	10.8

Eni’s net income for the first half of 2004 totaled euro 3,424 million, an increase of euro 334 million over the first half of 2003, up 10.8%, due to a euro 670 million increase in operating income, up 13.1%, generated in particular in the Exploration & Production and Gas & Power segments and higher income from investments and net extraordinary income (euro 268 million). These positive factors were partly offset by higher income taxes (euro 550 million) related mainly to the increase in net income before income taxes (euro 929 million) and the fact that in the first half of

28

ENI REPORT ON THE FIRST HALF OF 2004
FINANCIAL REVIEW

2003 net deferred tax assets were recognized for euro 326 million related to the application of certain laws (Law No. 448/2001 concerning the alignment of the fiscal value of Stogit SpA’s assets to the value at which they were contributed in kind and Law No. 498/2001 concerning the release of the reserve for anticipated amortization).

In the first half of 2004, streamlining and efficiency improvement actions continued and allowed cost savings amounting to about euro 180 million (on a constant exchange rate basis).

Eni’s operating income for the first half of 2004 totaled euro 5,782 million, an increase of euro 670 million over the first half of 2003, up 13.1%, due in particular to increases registered in the:

-	Exploration & Production segment (euro 449 million, up 15.4%) related essentially to an increase in international oil prices in dollars (Brent up 17%)[3], higher hydrocarbon production sold (16.5 million boe, up 6.2%) and net gains on the sale of mineral assets (euro 124 million). These positive factors were offset in part by the effects of the depreciation of the dollar over the euro (estimated at about 450 million and partly due to the conversion of financial statements of subsidiaries with currencies other than the euro) and higher costs associated with production;

-	Gas & Power segment (euro 99 million, up 4.8%) due mainly to higher volumes of natural gas sold in particular outside Italy (3.75 billion cubic meters, up 9.8%) and higher volumes of electricity sold (3.57 terawatthour, up 142.2%), whose effects were offset in part by lower margins on natural gas sales;

-	Petrochemical segment (euro 103 million) related essentially to the fact that in the first half of 2003 asset and stocks writedowns were recognized for euro 106 million.

(3) Expressed in euro the price of Brent increased by 5.4%.

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ENI REPORT ON THE FIRST HALF OF 2004
FINANCIAL REVIEW

Net sales from operations

(million €)

		First half
2003		2003	2004	Change	% Ch.
12,746	Exploration & Production	6,402	6,846	444	6.9
16,068	Gas & Power	8,757	8,976	219	2.5
22,148	Refining & Marketing	10,652	12,133	1,481	13.9
4,487	Petrochemicals	2,351	2,464	113	4.8
6,306	Oilfield Services Construction and Engineering	2,687	3,064	377	14.0
1,302	Other activities	655	673	18	2.7
638	Corporate and financial companies	319	366	47	14.7
(12,208)	Consolidation adjustment	(5,886)	(6,292)	(406)	6.9
51,487		25,937	28,230	2,293	8.8

Eni’s net sales from operations (revenues) for the first half of 2004 amounted to euro 28,230 million, representing a euro 2,293 million increase over the first half of 2003, up 8.8%, due essentially to higher volumes sold in Eni’s main operating segments and to the increase in international oil prices in dollars, whose effects were partially offset by the conversion of financial statements of subsidiaries with currencies other than the euro (with an estimated impact of euro 470 million).

Revenues generated by the Exploration & Production segment (euro 6,846 million) increased by euro 444 million, up 6.9%, due essentially to the increase in international oil prices in dollars and higher hydrocarbon production sold (16.5 million boe, up 6.2%) whose effects were offset in part by the appreciation of the euro over the dollar.

Revenues generated by the Gas & Power segment (euro 8,976 million) increased by euro 219 million, up 2.5%, due essentially to higher volumes sold of natural gas (3.75 billion cubic meters, including volumes consumed in operations, up 9.8%) and electricity (3.57 terawatthour, up 142.2%), whose effects were offset almost entirely by lower prices for natural gas related mainly to the trend in the price environment related to the appreciation of the euro over the dollar.

Revenues generated by the Refining & Marketing segment (euro 12,133 million) increased by euro 1,481 million, up 13.9%, essentially due to higher international prices for refined products and higher volumes sold (2.52 million tonnes, up 10.1%), in particular to oil companies and traders (over 2 million tonnes) and retail and wholesale markets in the rest of Europe (0.66 million tonnes, up 21.4%) related to the service stations purchased in 2003. These positive effects were offset in part by the appreciation of the euro over the dollar.

Revenues generated by the Petrochemical segment (euro 2,464 million) increased by euro 113 million, up 4.8%, due mainly to the 1.3% increase in average products prices and the 2% increase in volumes sold, in particular in the second quarter related to a recovery in demand.

Revenues generated by the Oilfield Services, Construction and Engineering segment (euro 3,064 million) increased by euro 377 million, up 14%, due to mainly to higher activity levels.

Revenues of the Corporate and financial companies segment (euro 366 million) increased by euro 47 million, up 14.7%, due mainly to the concentration of activities generating overhead expenses and relating to the headquarters of Rome, San Donato

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ENI REPORT ON THE FIRST HALF OF 2004
FINANCIAL REVIEW

Milanese and Genoa (in particular these activities relate to real estate rentals and maintenance, business support and human resources services) as well as IT communication and other services. Costs related to these activities and services had been previously recognized by companies and divisions of Eni.

Operating expenses

(million €)

		First half
2003		2003	2004	Change	% Ch.
34,566	Purchases, services and other	17,073	18,986	1,913	11.2
3,166	Payroll and related costs	1,574	1,604	30	1.9
37,732		18,647	20,590	1,943	10.4

Operating expenses for the first half of 2004 (euro 20,590 million) increased by euro 1,943 million compared to the first half of 2003, up 10.4%, essentially due to: (i) higher prices for oil-based and petrochemical feedstocks; (ii) higher volumes of natural gas purchased and higher activity levels in the Oilfield Services, Construction and Engineering segment; (iii) higher volumes of petroleum products purchased for resale in the Refining & Marketing segment. These negative factors were partially offset by the effect of the conversion of financial statements denominated in currencies other than the euro and lower purchase cost of natural gas.

Labor costs (euro 1,604 million) increased by euro 30 million, up 1.9%, due mainly to an increase in unit labor cost and the average number of employees in Italy and higher activity levels outside Italy in the Oilfield Services, Construction and Engineering segment, whose effects were offset in part by the effect of the conversion of financial statements denominated in currencies other than the euro.

As of June 30, 2004, employees were 77,847, with an increase of 1,326 employees over December 31, 2003, up 1.7%. Outside Italy employees increased by 1,167 persons due

EMPLOYEES

(units)

	Dec. 31, 2003	June 30, 2004
Exploration & Production	7,718	7,735
Gas & Power	12,982	12,780
Refining & Marketing	13,277	13,423
Petrochemicals	7,050	6,902
Oilfield Services Construction and Engineering	26,457	27,971
Other activities	6,380	6,307
Corporate and financial companies	2,657	2,729
	76,521	77,847

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ENI REPORT ON THE FIRST HALF OF 2004
FINANCIAL REVIEW

to the hiring of personnel on a fixed term base in Oilfield Services, Construction and Engineering, whose effect was offset in part by a decline in natural gas distribution activities and the divestment of the Baytown petrochemical plant in the USA. In Italy, the number of employees increased by 159 persons. In particular, 706 persons were hired on open end contracts (of these 372 hold a university degree), offset in part by dismissals.

Depreciation, amortization and writedowns

(million €)

		First half
2003		2003	2004	Change	% Ch.
3,133	Exploration & Production	1,593	1,470	(123)	(7.7)
533	Gas & Power	257	267	10	3.9
493	Refining & Marketing	225	240	15	6.7
125	Petrochemicals	63	56	(7)	(11.1)
271	Oilfield Services Construction and Engineering	137	125	(12)	(8.8)
54	Other activities	26	21	(5)	(19.2)
101	Corporate and financial companies	32	51	19	59.4
4,710	Total depreciation and amortization	2,333	2,230	(103)	(4.4)
441	Writedowns	259	167	(92)	(35.5)
5,151		2,592	2,397	(195)	(7.5)

Depreciation, amortization and writedown charges in the first half of 2004 (euro 2,397 million) decreased by euro 195 million compared to the first half of 2003, down 7.5%.

Depreciation and amortization charges (euro 2,230 million) declined by euro 103 million due in particular to the decline registered in the Exploration & Production segment (euro 123 million) related to the effect of the conversion of financial statements of subsidiaries denominated in currencies other than the euro and lower exploration costs and amortization of exploration bonuses (euro 187 million on a constant exchange rate basis), offset in part by higher development amortization charges (euro 167 million on a constant exchange rate basis) related to higher production and higher workover expenditure aimed at maintaining production levels in mature fields (in Italy, Egypt, United Kingdom and Indonesia).

Writedowns (euro 167 million) concerned essentially the impairment of proved and unproved property in the Exploration & Production segment (euro 164 million). In the first half of 2003, writedowns (euro 259 million) concerned mainly proved and unproved property (euro 129 million) and petrochemical plants (euro 83 million).

The amortization of the difference between the purchase price and the net book value of recently purchased companies (Italgas, Bouygues Offshore and Lasmo) non allocated to assets/liabilities (goodwill) amounted to euro 70 million. Including also the amortization of the goodwill of purchased companies accounted for under the equity method (euro 62 million, in particular Galp Energia, GVS and Unión Fenosa Gas) recognized in the income statement under the item net income from investments, the overall effect of goodwill amortization amounted to euro 132 million.

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ENI REPORT ON THE FIRST HALF OF 2004
FINANCIAL REVIEW

Operating income

(million €)

		First half
2003		2003	2004	Change	% Ch.
5,746	Exploration & Production	2,910	3,359	449	15.4
3,627	Gas & Power	2,068	2,167	99	4.8
583	Refining & Marketing	325	308	(17)	(5.2)
(176)	Petrochemicals	(51)	52	103	..
311	Oilfield Services Construction and Engineering	139	129	(10)	(7.2)
(279)	Other activities	(159)	(111)	48	30.2
(295)	Corporate and financial companies	(120)	(122)	(2)	(1.7)
9,517	Operating income	5,112	5,782	670	13.1

Exploration & Production

Operating income for the first half of 2004 totaled euro 3,359 million, representing a euro 449 million increase over the first half of 2003, up 15.4%, due mainly to: (i) higher international oil prices in dollars (Brent up 17%)4; (ii) higher hydrocarbon production sold (16.5 million boe, up 6.2%); (iii) lower exploration costs and lower amortization of exploration bonuses (euro 187 million on a constant exchange rate basis); (iv) the recognition of net gains on the sale of assets, in particular in Italy and Mauritania, as part of Eni’s mineral right portfolio rationalization program (euro 124 million). These positive factors were offset in part by: (i) the effect of the appreciation of the euro over the dollar (11%); (ii)higher production costs and higher amortizations on expenditure aimed at maintaining production levels in mature fields (in Italy, Egypt, the United Kingdom and Indonesia); (iii) higher impairment of proved and unproved property (euro 35 million).

Gas & Power

Operating income in the first half of 2004 amounted to euro 2,167 million, a euro 99 million increase over the first half of 2003, up 4.8%, due mainly to: (i) an increase in natural gas volumes sold (3.75 billion cubic meters, including volumes consumed by Eni, up 9.8%) and distributed, whose effects were offset in part by the higher percentage of sales in the rest of Europe of overall sales; (ii) higher results in power generation (euro 57 million) related in particular to increased production sold (3.57 terawatthour, up 142.2%); (iii) higher results in natural gas transmission activities outside Italy (euro 55 million) due to the tariff review process; (iv) the reimbursement of the first installment paid to the Sicilia Region in 2002 of a new tax established under Regional Law No. 2 of March 26, 2002 (euro 11 million). These positive factors were offset in part by lower margins in natural gas sale and distribution activities, essentially due to the trend in the price environment related in particular to the effects of the different measure of appreciation of the euro over the dollar with respect to the first half of 2003 and lower distribution tariffs.

(4) Expressed in euro the price of Brent increased by 5.4%.

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ENI REPORT ON THE FIRST HALF OF 2004
FINANCIAL REVIEW

Refining & Marketing

Operating income in the first half of 2004 amounted to euro 308 million, a euro 17 million decrease from the first half of 2003, down 5.2%, due mainly to: (i) a decline in distribution margins on retail markets in Italy and the rest of Europe, in particular in the second quarter, related to the increase in international refined product prices, not wholly reflected in selling prices; (ii) higher royalties paid to highway companies in Italy; (iii) the fact that in the first half of 2003 the release of the Lifo reserve (euro 15 million) related to a decrease in stocks was registered (euro 25 million; euro 10 million in 2004). These negative factors were offset in part by: (i) higher refining margins due to a positive scenario (the margin on Brent was up 0.75 dollars), in particular in the second quarter, also related to an increase in the differential between the prices of light crudes and products and heavy crudes and fuel oil, which favored Eni’s refining system, characterized by a high conversion capacity. The effects of this increase were offset in part by the appreciation of the euro over the dollar; (ii)increased volumes sold on retail and wholesale markets in the rest of Europe (0.66 million tonnes, up 21.4%) also following the purchase of service stations in Spain, Germany and France in 2003; (iii) higher intake processing in particular at the Taranto and Sannazzaro refineries, whose effects were offset in part by lower processing at Gela and Livorno.

Petrochemicals

In the first half of 2004, operating income amounted to euro 52 million (as compared to a euro 51 million loss in the first half of 2003); the euro 103 million improvement was due mainly to: (i) the fact that in the first half of 2003 plant writedowns were recognized for euro 83 million and stocks were devalued by euro 23 million; (ii) an increase in volumes sold (2%). These positive factors were offset in part by lower margins, in particular in the second quarter mainly in basic petrochemicals due to an increase in the cost of oil-based feedstocks higher than the increase in selling prices, whose effects were offset in part by an increase in polymer margins, due to a positive trend in demand.

Oilfield Services Construction and Engineering

Operating income for the first half of 2004 totaled euro 129 million, of which euro 128 million related to oilfield services and construction, with a euro 10 million decline over the first half of 2003, down 7.2%, concerning only oilfield services and construction following lower results in: (i) the Onshore construction area, due to the completion of relevant contracts in Kazakhstan (Karachaganak field), Saudi Arabia and Nigeria, whose effects were offset in part by the start-up of a new contract in Sakhalin in Russia; (ii) the Offshore drilling area, due to lower activity of the Scarabeo 4, Perro Negro 3 and 5 platforms, whose effects were offset in part by higher activity levels of the Scarabeo 5 platform and of the Saipem 10000 drilling vessel; (iii) the Onshore drilling area, due to lower activity levels in West and North Africa. These negative factors were offset in part by increased results in: (i) the Leased FPSO area, due essentially to a contract for the recovery of oil from the tanks of the Prestige tanker that sunk off the coast of Galicia in November 2002; (ii) the Maintenance area due to new activities started in Italy in the second half of 2003.

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Other activities

In the first half of 2004, operating losses amounted to euro 111 million (a euro 48 million decrease from the first half of 2003, down 30.2%) related to lower operating losses of Syndial SpA (euro 40 million) due essentially to lower asset writedowns and lower overhead and operating costs related to the divestments effected in 2003, whose effects were partly offset by higher expense (euro 7 million) for the Porto Torres site related to the accident involving the Panam Serena vessel.

Corporate and financial companies

In the first half of 2004, this area recorded an operating loss of euro 122 million, roughly the same as the first half of 2003 (euro 120 million).

Net financial expense

In the first half of 2004, net financial expense (euro 49 million) increased by euro 9 million over the first half of 2003, up 22.5%, due in particular to higher negative exchange rate differences, whose effect was offset in part by lower interest rates on European markets (Euribor down 0.4 percentage points) and by the effect of the conversion of financial statements of subsidiaries denominated in currencies other than the euro.

Net income from investments

Net income from investments in the first half of 2004 amounted to euro 156 million (euro 80 million in the first half of 2003) and represented the balance of income of euro 194 million and expense of euro 38 million. Income concerned essentially: (i) Eni’s share of income of subsidiaries accounted for with the equity method (euro 106 million), in particular in the Gas & Power (euro 69 million), Refining & Marketing (euro 18 million) and Oilfield Services, Construction and Engineering segments (euro 17 million); (ii) dividends received by subsidiaries accounted for at cost (euro 63 million, euro 48 million of which by Nigeria LNG Ltd – Eni’s interest 10.4%); (iii) the euro 23 million gain on the sale of a 2.33% interest in Nuovo Pignone. Expense concerned essentially Eni’s share of losses of subsidiaries, relating in particular to Albacom (euro 16 million) and Galp Energia SGPS SA (euro 8 million, affected by the euro 54 million writedown of the difference between purchase cost and net book value).

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FINANCIAL REVIEW

Net extraordinary income

(million €)

		First half
2003		2003	2004
	Extraordinary income
290	Gains on disposals	111	528
273	Other extraordinary income	238	20
563		349	548
	Extraordinary expense
	Restructuring costs:
(248)	provisions for risks and contingencies	(158)	(145)
(116)	cost of redundancy incentives	(22)	(24)
(66)	asset writedowns and losses on disposals		(2)
(430)		(180)	(171)
(84)	Other extraordinary expense	(14)	(30)
(514)	Total extraordinary expense	(194)	(201)
49		155	347

Gains on disposals concerned the sale of investments, business units and fixed assets made in connection with restructuring; in particular gains on disposals in the first half of 2004 amounted to euro 528 million and concerned mainly the sale of shares representing 9.054% of the share capital of Snam Rete Gas SpA to Mediobanca SpA (euro 519 million).

Provisions for risks and contingencies of euro 145 million concerned in particular charges related to compliance with environmental laws and regulations and decommissioning of inactive sites in the Refining & Marketing segment (euro 75 million) and at Syndial SpA (euro 67 million).

Redundancy incentives amounted to euro 24 million and concerned in particular the Refining & Marketing (euro 5 million), the Gas & Power (euro 4 million) and Petrochemical segments (euro 3 million).

In the first half of 2003, other net extraordinary income concerned essentially the settlement paid by Edison SpA regarding the Enimont dispute (euro 200 million).

Income taxes

Income taxes (euro 2,490 million) increased by euro 550 million, up 28.4% over the first half of 2003; related to higher income before taxes (euro 929 million) and the fact that in the first half of 2003 deferred tax assets were recognized for euro 326 million related to the application of laws No. 448/2001 (concerning the alignment of the fiscal value of Stogit’s assets to the value at which they were contributed in kind) and No. 498/2001 (release of the reserve for anticipated amortization). These effects were offset in part by a one percentage point decline in statutory tax rate (from 34 to 33%).

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ENI REPORT ON THE FIRST HALF OF 2004
FINANCIAL REVIEW

 Minority interests

Minority interests (euro 322 million) concerned in particular Snam Rete Gas SpA (euro 262 million) and Saipem SpA (euro 47 million). The euro 45 million increase over the first half of 2003 was due essentially to the increase in minority interest in Snam Rete Gas related to the sale of 9.054% of its share capital.

Consolidated balance sheet

(million €)

June 30, 2003		Dec. 31, 2003	June 30, 2004	Change
	Fixed assets
35,545	Net tangible assets	36,360	38,383	2,023
4,065	Net intangible assets	3,610	3,490	(120)
2,719	Net investments	3,160	3,251	91
1,254	Accounts receivable financing and securities related to operations	983	919	(64)
(773)	Net accounts payable in relation to capital expenditure	(1,018)	(771)	247
42,810		43,095	45,272	2,177
(2,901)	Net working capital	(679)	(2,363)	(1,684)
(534)	Reserve for employee termination indemnities	(555)	(570)	(15)
39,375	Net capital employed	41,861	42,339	478
26,580	Shareholders’ equity including minority interests	28,318	29,548	1,230
12,795	Net borrowings	13,543	12,791	(752)
39,375	Total liabilities and shareholders’ equity	41,861	42,339	478

The depreciation of the euro over other currencies, in particular the US dollar (the EUR/USD exchange rate was down 3.7% from December 31, 2003) determined with respect to 2003 year-end an estimated increase in the book value of net capital employed of about euro 700 million, in net equity of about euro 440 million and in net borrowings of about euro 260 million as a result of the conversion of financial statements denominated in currencies other than the euro at June 30, 2004.

At June 30, 2004, net capital employed totaled euro 42,339 million, representing an increase of euro 478 million over December 31, 2003, due mainly to an increase in non-current assets related to capital expenditure and the effect of the depreciation of the euro over the dollar in the conversion of financial statements denominated in currencies other than the euro. These increases were offset in part by the divestment of assets and depreciation, amortization and writedown charges recognized in the first half income statement.

The share of the Exploration & Production, Gas & Power and Refining & Marketing segments on Eni’s net capital employed was 89.7% (90.9% as of December 31, 2003). The debt to equity ratio went from 0.48 at December 31, 2003 to 0.43 at June 30, 2004.

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ENI REPORT ON THE FIRST HALF OF 2004
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Net fixed assets (euro 38,383 million) were primarily related to the Exploration & Production (57%), Gas & Power (26%) and Refining & Marketing (8%) segments. Provisions for depreciation, amortization and writedowns (euro 42,436 million) represented 52.5% of gross fixed assets (52.6% at December 31, 2003).

Net investments in unconsolidated subsidiaries and affiliates (euro 3,251 million) consisted primarily of 33.34% of Galp Energia SGPS SA (euro 595 million), 50% of Unión Fenosa Gas (euro 414 million), 49% of Greek natural gas secondary distribution companies EPA Thessaloniki and Thessaly (euro 189 million), 49% of Azienda Energia e Servizi SpA (euro 163 million), 50% of Raffineria di Milazzo ScpA (euro 132 million), 50% of Blue Stream Pipeline Co BV (euro 129 million), 50% of EnBW - Eni Verwaltungsgesellschaft mbH (euro 104 million), 28% of Erg Raffinerie Mediterranee SpA (euro 100 million), 33.33% of United Gas Derivatives Co (euro 97 million), 10.4% of Nigeria LNG Ltd (euro 96 million) and 49% of Superoctanos CA (euro 90 million).

Accounts receivable financing and securities related to operations (euro 919 million) were made up primarily by loans made by Eni’s financial subsidiaries on behalf of Eni’s operating subsidiaries in particular in the Gas & Power (euro 673 million) and Exploration & Production segments (euro 172 million).

Net equity at June 30, 2004 (euro 29,548 million) increased by euro 1,230 over December 31, 2003, due essentially to net income before minority interest for the period (euro 3,746 million) and the effects of the conversion of financial statements of subsidiaries denominated in currencies other than the euro (euro 440 million), whose effects were offset in part by the payment of dividends for 2003 (euro 3,077 million, of which 2,828 by Eni SpA).

 Net working capital

(million €)

June 30, 2003		Dec. 31, 2003	June 30, 2004	Change
3,170	Inventories	3,293	3,193	(100)
8,169	Trade accounts receivable	9,772	9,281	(491)
(5,117)	Trade accounts payable	(5,950)	(5,413)	537
(4,185)	Taxes payable and reserve for net deferred income tax liabilities	(2,532)	(3,748)	(1,216)
(5,782)	Reserve for contingencies	(5,708)	(5,972)	(264)
844	Other operating assets and liabilities (1)	446	296	(150)
(2,901)		(679)	(2,363)	(1,684)

(1)	Includes accounts receivable financing and securities related to operations for euro 318 million (euro 447 million at December 31, 2003) and securities covering technical reserves of insurance companies for euro 616 million (euro 483 million at December 31, 2003).

Trade accounts receivable decreased by euro 491 million and concerned primarily the Gas & Power segment (euro 1,054 million) due essentially to the seasonality in the natural gas business. This decrease was offset in part by higher trade accounts receivable in the Refining & Marketing (euro 183 million), Petrochemicals (euro 157 million) and Oilfield Services, Construction and Engineering segments (euro 123 million).

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ENI REPORT ON THE FIRST HALF OF 2004
FINANCIAL REVIEW

Tax liabilities (euro 2,170 million) and the net reserve for taxes (euro 1,578 million) increased by euro 1,216 million.

Tax liabilities declined by euro 87 million due in particular to the decrease of income tax liabilities (euro 1,085 million mainly related to the payment of the balance of income taxes paid for 2003) and other tax liabilities (euro 69 million). These declines were partially offset by a euro 1,067 million increase in excise taxes and custom duties payable due by Eni’s Refining & Marketing and Gas & Power segments, following the postponement of the payment date of excise taxes and custom duties for the months of June and July (the balance of these taxes relating to the first half of December and the advance relating to the second half of the same month were paid simultaneously in December).

The net reserve for taxes increased by euro 1,303 million mainly due to the recognition of current, deferred and anticipated taxes net of advances paid related to the first half of 2004 (euro 1,186 million) and the exchange difference from the conversion of financial statements of subsidiaries denominated in currencies other than the euro (euro 51 million).

The reserve for contingencies (euro 5,972 million) included essentially: the site restoration and abandonment reserve of euro 2,166 million (euro 2,040 million at December 31, 2003), the environmental risk reserve of euro 1,680 million (euro 1,631 million at December 31, 2003), the loss adjustment and actuarial reserve for Eni’s insurance companies of euro 643 million (euro 599 million at December 31, 2003), the reserve for contract penalties and disputes of euro 203 million (euro 181 million at December 31, 2003), the reserve for disposals and restructuring of euro 197 million (euro 218 million at December 31, 2003), the reserve for losses related to investments of euro 94 million (euro 121 million at December 31, 2003) and the reserve for employee retirement and similar obligations of euro 64 million (euro 62 million at December 31, 2003).

 Net borrowings

(million €)

June 30, 2003		Dec. 31, 2003	June 30, 2004	Change
15,359	Debts and bonds	16,254	15,601	(653)
(1,518)	Cash	(1,580)	(1,735)	(155)
(962)	Securities not related to operations	(794)	(699)	95
(52)	Non-operating financing receivable	(272)	(314)	(42)
(32)	Other items	(65)	(62)	3
12,795		13,543	12,791	(752)

Net borrowings at June 30, 2004 amounted to euro 12,791 million, a euro 752 million decline compared to December 31, 2003.

Debts and bonds amounted to euro 15,601 million, of which 7,770 were short-term (including the short-term portion of long-term debt due within 12 months for euro 775 million) and 7,831 were long-term. In particular, bonds amounted to euro 5,042 million (euro 4,793 million at December 31, 2003).

Gross borrowings for euro 15,601 million were denominated for 60% in euro, for 30% in US dollars, for 6% in pound sterling and the remaining 4% in other currencies.

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ENI REPORT ON THE FIRST HALF OF 2004
FINANCIAL REVIEW

 Reclassified cash flow statement and change in net borrowings

(million €)

		First half
2003		2003	2004	Change
6,154	Net income before minority interest	3,367	3,746	379
	Adjustments to reconcile to cash generated from operating income before changes in working capital:
5,493	- amortization and depreciation and other non monetary items	2,733	2,539	(194)
(35)	- net gains on disposals of assets	(65)	(156)	(91)
3,268	- dividends, interest, extraordinary income/expense and income taxes	1,947	2,296	349
14,880	Cash generated from operating income before changes in working capital	7,982	8,425	443
(465)	Changes in working capital related to operations	1,708	1,349	(359)
(3,588)	Dividends received, taxes paid, interest and extraordinary income/expense (paid) received during the year	(1,487)	(2,224)	(737)
10,827	Net cash provided by operating activities	8,203	7,550	(653)
(8,802)	Capital expenditure	(3,970)	(3,763)	207
(985)	Investments	(313)	(70)	243
650	Disposals	344	343	(1)
1,110	Other cash flow related to capital expenditure, investments and disposals	121	(190)	(311)
2,800	Free cash flow	4,385	3,870	(515)
1,400	Borrowings (repayment) of debt related to financing activities	1,459	70	(1,389)
1,629	Changes in short and long-term financial debt	(219)	(1,329)	(1,110)
(5,933)	Dividends paid and changes in minority interests and reserves	(5,855)	(2,483)	3,372
(107)	Effect of change in consolidation and exchange differences	(43)	27	70
(211)	NET CASH FLOW FOR THE PERIOD	(273)	155	428
2,800	Free cash flow	4,385	3,870	(515)
(692)	Net borrowings of acquired companies	(685)		685
1	Net borrowings of divested companies	(1)	6	7
1,422	Exchange differences on net borrowings and other changes	502	(641)	(1,143)
(5,933)	Dividends paid and changes in minority interests and reserves	(5,855)	(2,483)	3,372
(2,402)	CHANGE IN NET BORROWINGS	(1,654)	752	2,406

Cash flow generated by operating activities (euro 7,550 million) and cash from disposals (euro 999 million, including net borrowings transferred and the euro 650 million proceeds of the sale of shares representing 9.054% of the share capital of Snam Rete Gas) were offset in part by: (i)financial requirements for capital expenditure and investments (euro 3,833 million) and the payment of dividends for 2003 (euro 3,077 million, of which 2,828 by Eni SpA); (ii) the effects of changes in consolidation (euro 351 million, related in particular to the inclusion in consolidation of Serfactoring SpA) and of the conversion of financial statements of subsidiaries denominated in currencies other than the euro (about euro 260 million).

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ENI REPORT ON THE FIRST HALF OF 2004
FINANCIAL REVIEW

 Capital expenditure and investments

(million €)

		First half
2003		2003	2004	Change
5,681	Exploration & Production	2,752	2,518	(234)
1,760	Gas & Power	660	767	107
730	Refining & Marketing	301	251	(50)
141	Petrochemicals	47	43	(4)
278	Oilfield Services Construction and Engineering	142	92	(50)
71	Other activities	29	18	(11)
141	Corporate and financial companies	39	74	35
8,802	Capital expenditure (1)	3,970	3,763	(207)
4,255	Investments	3,566	70	(3,496)
13,057		7,536	3,833	(3,703)

(1)	Does not include R&D costs whose effects are limited to one year amounting to euro 186, 79 and 88 million in 2003, the first half of 2003 and the first half of 2004, respectively.

Capital expenditure amounted to euro 3,763 million (euro 3,970 in the first half of 2003) and concerned mainly: (i) development of hydrocarbon fields in Libya, Iran, Angola, Italy, Kazakhstan, Egypt, Nigeria and Norway (euro 2,301 million) and exploration (euro 199 million); (ii) development and maintenance of Eni’s natural gas transmission and distribution network in Italy (euro 377 million); (iii) the construction of the tar gasification plant at the Sannazzaro refinery, efficiency improvement actions and adjustment of automotive fuel characteristics to new European specifications and the upgrade of the fuel distribution network in Italy and in the rest of Europe (overall euro 251 million); (iv) the continuation of the construction of combined cycle power plants (euro 232 million).

Capital expenditure of the Corporate and financial companies segment amounted to euro 74 million and concerned mainly IT applications of Eni SpA (euro 27 million) and the Eni Slurry Technology project (euro 19 million), as well as expenditure of Serleasing (euro 27 million) related in particular to IT.

Cash flow generated by shareholders’ equity (euro 3,133 million, excluding the proceeds from the sale of 9.054% of Snam Rete Gas share capital) related mainly to dividend distribution for fiscal year 2003 carried out by Eni SpA for a total amount of euro 2,828 million, dividends distributed by Snam Rete Gas SpA (euro 195 million), Saipem SpA (euro 37 million) and other consolidated subsidiaries (euro 17 million).

Disposals (euro 999 million) concerned mainly: (i) the sale of shares representing 9.054% of the share capital of Snam Rete Gas SpA to Mediobanca SpA (euro 650 million); (ii) the Exploration & Production segment (euro 258 million) related in particular to interests in Italy, Mauritania and the North Sea within the program of rationalization of mineral assets; (iii) the Petrochemical segment (euro 31 million) related in particular to the sale of the elastomer Baytown plant; (iv)the sale of a 2.33% stake in Nuovo Pignone (euro 28 million) in the Corporate and financial companies segment.

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ENI REPORT ON THE FIRST HALF OF 2004
FINANCIAL REVIEW

other information

Activities of the Internal Control Committee

The Internal Control Committee has functions of supervision, counsel and proposal in the area of monitoring general management issues.

In the course of 2004 the Internal Control Committee convened 8 times and has accomplished the following: (i) reviewed the audit programs prepared by Eni SpA’s and Group companies’ internal audit functions; (ii) reviewed and evaluated results of Eni SpA’s and Group companies’ internal auditing procedures; (iii) met with top level representatives of administrative functions in the main subsidiaries, chairmen of boards of statutory auditors and partners responsible for external audit companies to examine the essential features of 2003 financial statements with specific reference to extraordinary transactions and relations among functions entrusted with controlling functions at Eni SpA and its subsidiaries; (iv) examined in depth the functions and responsibilities entrusted to it by the Board on the basis of the newly approved regulation; (v) examined the results of the analysis of the internal audit structures of the Italian subsidiaries of Eni; (vi) monitored the activities devised by Eni for the compliance with rules introduced by Legislative Decrees No. 231/2001 and No. 61/2002 as amended; (vii) examined the bid and expressed its opinion for the appointment of the external auditor reviewing the 2004-2006 financial statements; (viii) examined the auditing plan for 2004 and the communication prepared in accordance with document No. 260 of the revision principles entitled “Comments on facts and events relevant for audits to the persons responsible for corporate governance”; (ix) reviewed the information on appointments as external auditors of Eni’s consolidated subsidiaries and affiliates in 2002 of companies included in Consob lists and affiliated persons of the latter; (x) examined the option of appointing additional functions to Eni’s external auditors and companies belonging to the network of the external auditors, expressing its opinion.

In August the Internal Control Committee monitored measures taken following the notice of action concerning the payment of money on the part of suppliers of EniPower to an EniPower manager.

Activities of the Compensation Committee

The Compensation Committee, established by the Board of Directors in 1996, is entrusted with proposing tasks with respect to the Board relating to the compensation of the Chairman and Managing Director as well as of the Board Committees members; examining the indications of the Managing Director and presenting proposals on: (i) equity based incentive plans; (ii) criteria for the compensation of the top management; (iii) objectives and results evaluation of performance plans.

In 2004, the Compensation Committee met five times and accomplished the following: (i) drafted a proposal of regulation of the Compensation Committee; (ii) reviewed

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the objectives of the 2004 Group Incentive Plan and the performance of 2003, also with reference to the 2004 Stock Option and Stock Grant Plans to be approved by the Board of Directors; (iii) drafted its proposal for determining the variable part of the remuneration of the Chairman and Managing Director based on 2003 performance; (iv) examined the benchmarks for top management remuneration and reviewed the criteria of the remuneration policy for Group managers.

Activities of the Oil & Gas Committee

The Oil & Gas Committee, established by the Board of Directors in 2002, is entrusted with the monitoring of trends in oil markets and the study of their aspects.

In 2004 the Oil & Gas Committee met two times. In its first meeting it analyzed the question of hydrocarbon reserves: general aspects and Eni’s evaluation methods, discussing the technical, economic and regulatory aspects of the booking of proved oil and gas reserves and Eni’s behavior in this area. The second meeting was dedicated to the gas bubble in Italy and Europe with the analysis of data relating to the balance of demand and supply of natural gas in Italy and Europe until 2010. Alberto Clô was appointed Chairman of the Oil & Gas Committee.

Transactions with related parties

In the ordinary course of its business, Eni enters into transactions concerning the exchange of goods, provision of services and financing with non consolidated subsidiaries and affiliates as well other companies owned or controlled by the Italian Government. All such transactions are conducted on an arm’s length basis and in the interest of Eni companies.

Amounts and types of trade and financial transactions with related parties are described in Note 22 to the interim consolidated Financial Statements.

Incentive Plan for Eni Managers with Eni Stock

Stock grant

All information concerning incentive plans for Eni managers with stock grants offered in subscription/assigned after three years are found in Eni’s 2003 Annual Report. Follows an update to September 1, 2004 concerning: (i) options offered for no

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OTHER INFORMATION

consideration to Eni managers, shares subscribed and options expired related to 2000-2001 and 2002 plans; (ii) options offered for no consideration concerning own shares and options expired related to the 2003-2005 plan and assignements made in 2003 and 2004.

2000-2001 and 2002 plans

Year	No. of managers	No. of shares
2000	989	1,428,550
2001	932	1,851,750
2002	770	1,037,200
		4,317,500
As of September 1, 2004:
Shares subscribed		(3,355,550)
Expired grants		(18,850)
Grants outstanding (due to expire in 2005)		943,100

2003-2005 plan

Year	No. of managers	No. of shares
2003	816	1,206,000
2004(1)	779	1,035,600
		2,241,600
As of September 1, 2004:
Shares subscribed		(53,500)
Expired grants		(3,000)
Grants outstanding		2,185,100
of which:
- expiring in 2006		1,154,000
- expiring in 2007		1,031,100

(1)	Eni’s Board of Directors with a decision of July 6, 2004 approved the 2004 stock grant plan, which entails the assignement of a maximum of 1.4 million own shares for no consideration.

Stock option

All information concerning the characteristics of the 2002-2004 stock option plan which provides for the granting of options, exercisable within three years for the purchase of treasury shares in a 1:1 ratio are found in Eni’s 2003 Annual Report. Follows an update as of September 1, 2004 concerning options granted, strike price, options exercised and options expired in the 2002-2004 period.

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ENI REPORT ON THE FIRST HALF OF 2004
OTHER INFORMATION

Year	No. of managers	Strike price (€)		No. of options
2002	314	15.216	(1)	3,518,500
2003	376	13.743	(2)	4,703,000
2004(3)	381	16.576	(4)	3,993,500
				12,215,000
As of September 1, 2004
Options exercised
2002				(169,500)
2003				(156,000)
				(325,500)
Options expired
2002				(65,500)
2003				(6,500)
				(72,000)
Options outstanding
2002				3,283,500
2003				4,540,500
2004				3,993,500
				11,817,500
(1)	Arithmetic average of official prices registered on the Mercato Telematico Azionario in the month preceding assignement.

(2)	Corresponding to the average cost of treasury shares the day preceding the date of assignement (higher than the average indicated in Note 1 above).

(3)	Eni’s Board of Directors with a decision of July 6, 2004 approved the 2004 stock option which entails the assignement of a maximum of 5 million options for the purchase of 5 million treasury shares.

(4)	Arithmetic average of official prices registered on the Mercato Telematico Azionario in the month preceding assignement (higher than the average indicated in Note 2 above).

Share buy-back program

In the period from January 1 to June 30, 2004 a total of 2.81 million Eni shares were bought for a total of euro 46.3 million (at an average price of euro 16.475 per share). In July and August 2004 a total of 1.06 million Eni shares were bought for a total of euro 17.6 million (at an average price of euro 16.616 per share).

From the beginning of the share buy-back program (September 1, 2000) a total of 234.45 million Eni shares were purchased for a total of euro 3,231.5 million (at an average price of euro 13.784 per share). Taking into account: (i) shares assigned to former Snam shareholders (13 shares); (ii) shares assigned for no consideration to Eni managers (46,000 shares); (iii) options exercised by Group managers under stock option plans (325,500 shares), at August 31, 2004 Eni held in portfolio a total of 234.08 million treasury shares, corresponding to 5.85% of its share capital.

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ENI REPORT ON THE FIRST HALF OF 2004
OTHER INFORMATION

EniPower - Court inquiries

The Milan Public Prosecutor is inquiring on contracts awarded by EniPower (Eni 100%) to ABB and on supplies from other companies to EniPower. The media have provided wide coverage of these inquiries. At present it emerged that illicit payments have been made by EniPower suppliers to a manager of EniPower who has been immediately dismissed. The Court presented EniPower (commissioning entity) and Snamprogetti (contractor of engineering and procurement services) with notices of process in accordance with existing laws regulating administrative responsibility of companies (Legislative Decree No. 231/2001).

In its meeting of August 10, 2004, Eni’s Board of Directors examined the situation mentioned above and approved the creation by Eni’s CEO of a task force in charge of verifying the compliance with Group procedures and their subsequent execution regarding the terms and conditions for the signing of supply contracts by EniPower and Snamprogetti. Inquiries are underway. The Board also advised divisions and departments of Eni to fully cooperate in every respect with Courts.

In accordance with its transparency and firmness guidelines, Eni will resolve to take the necessary steps for what acting as plaintiff in the expected legal action in order to recover any damage that might derive to Eni by the illicit behavior of its suppliers and of their and Eni’s employees.

TSKJ Consortium - SEC Investigations

In June 2004 the U.S. Securities and Exchange Commission notified Eni a request of collaboration on a voluntary basis, which Eni promptly carried-out, in order to obtain information regarding the TSKJ consortium in relation to the construction of natural gas liquefaction facilities at Bonny Island in Nigeria. The TSKJ consortium is formed by Snamprogetti (Eni 100%) with a 25% interest and, for the remaining part, by Halliburton/KBR, Technip and JGC. The investigations of the Commission concern alleged improper payments. Eni is currently providing its own information to the Commission. Other Authorities are currently investigating this matter.

Subsequent events

Relevant subsequent events concerning operations are found in the operating review.

Management’s expectations of operations

Trends in 2004 of main outside variables that influence Eni’s results of operations are indicated below:

-	worldwide demand for oil is expected to increase by more than 3% over 2003 due to the recovery of world economy propelled by the USA, China and Japan. Eni’s

46

ENI REPORT ON THE FIRST HALF OF 2004
OTHER INFORMATION

forecast on oil prices in 2004, keeping into account trends in the current quarter, indicates an average price of Brent of 36 dollars/barrel, with an approximately 25% increase over 2003 (28.84 dollars/barrel);

-	in 2004 the euro is expected to continue its appreciation over the dollar, due to the increase in the current account deficit in the USA whose effects are offset in part by the higher growth rates in the USA as compared to the euro area. Eni forecasts an average euro/dollar exchange rate of about 1.23 dollars per euro, an approximately 9% increase as compared to the average exchange rate of 2003 (1 euro = 1.131 US dollar);

-	demand for natural gas in Italy, assuming normal temperatures, is expected to increase by 2% over 2003 (about 77 billion cubic meters) due in particular to the expected growth in consumption of residential and commercial users and for electricity generation, related with the start-up of new generation capacity, whose effects should be offset in part by lower consumption in the industrial segment due to weak economic growth;

-	refining margins in Europe are expected to increase by over 30% as compared to 2003 (2.65 dollars/barrel) supported by the increase in demand for gasoline in the United States and for middle distillates in particular in the Mediterranean area, also due to supply shortage related to the adjustment of refineries to specifications of gasoils set by the European Union starting in 2005. In the fourth quarter of 2004 the trend of margins is expected to decline over the high growth rates of the central part of the year due to a slight decline in demand.

The following are the forecasts for Eni’s key production and sales metrics in 2004:

-	daily production of hydrocarbons, net of the effect of the rationalization of the portfolio of mineral assets, is forecasted to grow by approximately 5% over 2003 (1.56 million boe/day) in line with the planned average growth rate for the 2003-2007 period. Increases will be achieved through production growth outside Italy and start-ups in areas where Eni’s presence is consolidated (Nigeria, Kazakhstan, Angola, Libya, Algeria and Egypt) and more recently acquired ones (Iran, Pakistan, Venezuela and Australia);

-	volumes of natural gas sold (including volumes of natural gas consumed in operations and sales by Eni affiliates) are expected to increase by about 6% (78.43 billion cubic meters in 2003); volumes transported on behalf of third parties in Italy are expected to increase by about 13% (24.63 billion cubic meters in 2003) related to the forecasted trends of demand and the reaching in 2003 of full volumes of supply contracts with operators in this segment;

-	electricity production sold is expected to increase by about 140% (5.55 terawatthour in 2003) due to the coming onstream of new generation capacity (1.4 gigawatt) at the Ferrera Erbognone and Ravenna sites (total installed generation capacity at December 31, 2003 was 1.9 gigawatt);

-	refinery processing intake on own account in Italy is expected to increase by about 4% (31.80 million tonnes in 2003) and refineries are expected to run at full capacity;

-	sales of refined products on retail markets in Italy and the rest of Europe are expected to increase by about 3% (14.01 million tonnes in 2003); average throughput is expected

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ENI REPORT ON THE FIRST HALF OF 2004
OTHER INFORMATION

to increase both in Italy (1,813,000 liters in 2003) and in the rest of Europe (2,378,000 liters in 2003).

In 2004 capital expenditure is expected to amount to approximately euro 8 billion; about 93% of capital expenditure will be made in the Exploration & Production, Gas & Power and Refining & Marketing segments. The major projects concerned are: (i) in the Exploration & Production segment the development of fields in Libya, Iran, Italy, Angola, Kazakhstan (Kashagan and Karachaganak), Egypt and Nigeria, as well as exploration; (ii) in the Gas & Power segment upgrade and maintenance of Eni’s natural gas transmission and distribution network in Italy, as well as continuation of the plan for power station construction and completion of the Greenstream pipeline; (iii) in the Refining & Marketing segment the completion of the tar gasification plant at the Sannazzaro refinery, the adjustment of refineries to new EU specifications for vehicle fuels and the upgrade of the fuel distribution network in Italy and the rest of Europe.

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ENI REPORT ON THE FIRST HALF OF 2004
OTHER INFORMATION

Accounts for the first half of
2004

balance sheets

(Amounts stated in million €)

June 30, 2003			Dec. 31, 2003	June 30, 2004
(unaudited)		Note	(audited)	(unaudited)
	ASSETS
	Receivables from shareholders for amounts to be paid
	Permanent assets:
4,065	Intangible assets	1	3,610	3,490
35,545	Fixed assets	2	36,360	38,383
7,343	Financial assets	3	7,257	7,343
46,953	Total		47,227	49,216
	Working assets:
3,170	Inventories	4	3,293	3,193
14,961	Receivables	5	16,194	15,558
1,196	Marketable securities	6	1,580	1,622
1,518	Cash		1,580	1,735
20,845	Total		22,647	22,108
886	Accrued interests and other	7	848	762
68,684	TOTAL ASSETS		70,722	72,086
	SHAREHOLDERS’ EQUITY AND LIABILITIES
	Shareholders’ equity:
4,002	Capital stock		4,003	4,003
	Revaluation reserves
959	Legal reserve		959	959
3,098	Treasury shares		3,164	3,206
3,653	Other reserves:		2,978	3,172
31	- consolidation reserve		31	31
3,622	- other		2,947	3,141
13,522	Retained earnings		13,171	16,137
3,090	Net income for the period		5,585	3,424
28,324	Total Shareholders’ equity	8	29,860	30,901
1,354	Minority interest	9	1,622	1,853
29,678	Total		31,482	32,754
9,287	Reserves for contingencies	10	8,150	9,416
534	Reserve for employee termination indemnities		555	570
28,271	Payables	11	29,756	28,634
914	Accrued expenses and other	12	779	712
68,684	TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		70,722	72,086
	GUARANTEES	13
5,032	Unsecured guarantees		4,931	4,935
6,807	Other guarantees		8,275	12,763
77	Secured guarantees		77	77
11,916	Total		13,283	17,775
13,944	OTHER MEMORANDUM ACCOUNTS	14	12,790	13,221

(The accompanying notes are an integral part of these interim condensed consolidated financial statements)

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ENI REPORT ON THE FIRST HALF OF 2004
ACCOUNTS
CONSOLIDATED FINANCIAL STATEMENTS

statements of income

(Amounts stated in million € except per Share and ADS data)

Dec. 31, 2003			First half 2003	First half 2004
(unaudited)		Note	(audited)	(unaudited)
	Production value:	15
67,810	gross sales from operations		33,573	36,065
(48)	changes in inventories of products in progress, semi-finished and finished products		31	94
1,150	change in contract work in progress		750	943
1,527	direct costs associated with self-constructed assets		534	618
949	other income and revenues		434	557
71,388	Total		35,322	38,277
	Production costs:	16
26,449	raw, ancillary and consumable materials and goods		13,021	14,818
10,431	services		4,820	5,034
1,407	lease, rental and royalty expenses		689	749
3,353	payroll and related costs		1,668	1,692
	depreciation, amortization and writedowns:
4,713	- depreciation and amortization		2,334	2,232
563	- writedowns		315	211
38	change in inventories of raw, ancillary and consumable materials and goods		137	164
118	provisions for risks		42	55
342	other provisions		203	240
14,371	other operating expenses		6,945	7,230
61,785	Total		30,174	32,425
9,603	Difference between production value and production costs		5,148	5,852
	Financial income and expense:	17
72	income from investments		52	88
465	other financial income		250	252
743	interest and other financial expense		361	351
	gains and losses on exchange		29	(31)
(206)	Total		(30)	(42)
	Changes in value of financial assets:	17
194	revaluations		106	113
245	writedowns		72	34
(51)	Total changes		34	79
	Extraordinary income and expense:	18
563	income		349	548
514	expense		194	201
49	Total extraordinary items		155	347
9,395	Income before income taxes		5,307	6,236
3,241	Current, anticipated and deferred income taxes	19	1,940	2,490
6,154	Income before minority interest		3,367	3,746
(569)	Minority interest in net income	9	(277)	(322)
5,585	Net income		3,090	3,424
1.48 euro	Earnings per Share (based on the weighted-average number of Shares outstanding for each period)	20	0.82 euro	0.91 euro
7.39 euro	Earnings per ADS (based on five Shares per ADS)		4.08 euro	4.54 euro

(The accompanying notes are an integral part of these interim condensed consolidated financial statements)

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ENI REPORT ON THE FIRST HALF OF 2004
ACCOUNTS CONSOLIDATED FINANCIAL STATEMENTS

statements of cash flows

(Amounts stated in million €)

Dec. 31, 2003		First half 2003	First half 2004
	Cash flow from operating activities
5,585	Net income	3,090	3,424
569	Minority interest in net income	277	322
4,710	Depreciation and amortization	2,333	2,232
586	Writedowns (revaluations), net	294	130
144	Net change in other reserves	78	161
53	Net change in the reserve for employee termination indemnities	28	16
(35)	Gain on disposal of assets, net	(65)	(156)
(22)	Dividend income	(11)	(63)
(197)	Interest income	(106)	(94)
574	Interest expense	296	285
(279)	Exchange differences	(17)	25
(49)	Extraordinary income, net	(155)	(347)
3,241	Current, anticipated and deferred income taxes	1,940	2,490
14,880	Cash generated from operating income before changes in working capital	7,982	8,425
	(Increase) decrease:
(162)	- inventories	30	106
(622)	- accounts receivable	1,300	903
66	- accrued interest and other current assets	(20)	89
451	- trade and other accounts payable	376	319
(198)	- accrued expenses and other	22	(68)
14,415	Cash from operations	9,690	9,774
189	Dividends received	139	132
234	Interest received	97	58
(432)	Interest paid	(191)	(271)
(50)	Net extraordinary income (expense) received (paid)	16	(119)
(3,529)	Income taxes paid	(1,548)	(2,024)
10,827	Net cash provided from operating activities	8,203	7,550
	Cash flow from investing activities
	Investments:
(959)	- intangible assets	(440)	(320)
(7,843)	- fixed assets	(3,530)	(3,443)
(283)	- new consolidated subsidiaries and businesses	(231)
(702)	- investments	(82)	(70)
(114)	- securities	(36)	(161)
(1,127)	- financing receivables	(85)	(44)
207	- change in accounts payable and receivable in relation to investments and capitalized depreciation	(60)	(233)
(10,821)		(4,464)	(4,271)
	Disposals:
49	- intangible assets	32	2
177	- fixed assets	176	65
338	- consolidated subsidiaries and businesses	60	246
86	- investments	76	30
312	- securities	81	113
3,221	- financing receivables	1,681	214
11	- change in accounts payable and receivable in relation to disposals	(1)	(9)
4,194		2,105	661
(6,627)	Net cash used in investing activities (*)	(2,359)	(3,610)

(The accompanying notes are an integral part of these interim condensed consolidated financial statements)

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ENI REPORT ON THE FIRST HALF OF 2004
ACCOUNTS CONSOLIDATED FINANCIAL STATEMENTS

(Amounts stated in million €)

Dec. 31, 2003		First half 2003	First half 2004
	Cash flow from financing activities
3,118	Proceeds from long-term debt	2,088	339
(485)	Payments of long-term debt	(975)	(590)
(1,004)	Reductions of short-term debt	(1,332)	(1,078)
1,629		(219)	(1,329)
13	Payments by/to minority shareholders	(4)
(2,606)	Sale (purchase) of additional interests in subsidiaries	(2,582)	636
(3,011)	Dividends to minority shareholders	(3,009)	(3,077)
(329)	Shares repurchased	(260)	(42)
(4,304)	Net cash used in financing activities	(6,074)	(3,812)
(9)	Effect of change in consolidation area		9
(98)	Effect of exchange differences	(43)	18
(211)	Net cash flow for the period	(273)	155
1,791	Cash at beginning of the period	1,791	1,580
1,580	Cash at end of the period	1,518	1,735

(*) Net cash used in investing activities includes some investments which Eni, due to their nature (i.e. temporary cash investments, securities held purely for investment purposes, etc.), considers as a reduction of net borrowings as defined in the “Financial Review” in the “Report of the Directors”.

Cash flows of such investments are as follows:

(Amounts stated in million €)

Dec. 31, 2003		First half 2003	First half 2004
	Financing investments:
(111)	- securities	(16)	(21)
(265)	- financing receivables	(39)	(24)
(376)		(55)	(45)
	Disposals of financing investments:
311	- securities	55	113
1,465	- financing receivables	1,459	2
1,776		1,514	115
1,400	Cash flows from financing activities	1,459	70

(The accompanying notes are an integral part of these interim condensed consolidated financial statements)

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ENI REPORT ON THE FIRST HALF OF 2004
ACCOUNTS
CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL INFORMATION

(Amounts stated in million €)

Dec. 31, 2003		First half 2003	First half 2004
	Effect of investments in new consolidated subsidiaries and businesses
1,179	Non-current assets	1,625
567	Current assets	45
(683)	Net borrowings	(678)
(768)	Other liabilities	(754)
295	Net effect of investments	238
(3)	Minority interest and reserves
292	Purchase price	238
(9)	less: cash acquired	(7)
283	Cash from investments in consolidated subsidiaries	231
	Effect of disposals of consolidated subsidiaries and businesses
108	Non-current assets	11	79
2	Current assets	2	71
(1)	Net borrowings	(1)	6
(4)	Other liabilities	(2)	(55)
105	Net effect of disposals	10	101
233	Gain (loss) on disposals	50	157
338	Selling price	60	258
	less: cash conferred		(12)
338	Cash flows on disposals	60	246

(The accompanying notes are an integral part of these interim condensed consolidated financial statements)

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ENI REPORT ON THE FIRST HALF OF 2004
ACCOUNTS CONSOLIDATED FINANCIAL STATEMENTS

Accounting and reporting policies

The unaudited interim condensed consolidated financial statements of Eni included herein have been prepared in accordance with the criteria determined by Consob, the Italian Stock Exchange Commission, in its regulation included in Decision No. 11971 of May 14, 1999 and subsequent amendments.

Eni’s consolidated financial statements contained herein are expressed in millions of euro, keeping into account their importance.

In the income statement and balance sheet tables comparative amounts at December 31, 2003 and June 30, 2003 are presented for each item, aggregated whenever needed according to the tables used. Income statement items reflect comparisons of the current six months with those reported at June 30, 2003, while comparisons of balance sheet items reflect amounts as reported at December 31, 2003. Relevant changes are included in the “Operating Review” included in the “Report of the Directors”.

The interim consolidated financial statements include the statutory accounts of Eni SpA and all Italian and foreign companies included in the scope of consolidation.

Consolidation criteria are unchanged from the previous year.

The accounting and reporting policies applied to the unaudited interim condensed consolidated financial statements for the six months ended June 30, 2004 are consistent with those applied for the preparation of the consolidated financial statements for the year ended December 31, 2003, to which reference should be made. Financial statements have been modified with the aim of acknowledging the Legislative Decree No. 6 of January 17, 2003 - The Reformation of regulation for stock companies and cooperative companies - (“Riforma Vietti”). In particular: in the balance sheets, “Statutory reserves” have been reported before “Treasury shares”; in the statements of income a new item is reported, “Gains and losses on exchange”, and the item “Income taxes” has been renamed “Current, anticipated and deferred income taxes”. Gains and losses on exchange relating to the first half of 2003 and to the year ended December 31, 2003 have been reclassified from items “Other financial income” and “Interest and other financial expense”, respectively, into the new item “Gains and losses on exchange”. Gains and losses on exchange amounted to euro 1,270 million and euro 1,241 million, respectively, at June 30, 2003 and to euro 2,332 million and euro 2,332 million, respectively, at December 31, 2003.

The consolidated report on the first half of 2004 underwent a limited review by PricewaterhouseCoopers SpA. A limited review implies significantly less work as compared to a full audit performed according to the regulations governing external audits.

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ENI REPORT ON THE FIRST HALF OF 2004
ACCOUNTING AND REPORTING POLICIES

Notes to the unaudited interim condensed consolidated financial statements

1 Intangible assets

						Reserve
						for amortization
	Net value			Other	Net value	and writedown
(million €)	at Dec. 31, 2003	Investments	Amortization	changes	at June 30, 2004	at June 30, 2004
	3,610	320	(461)	21	3,490	3,762

Intangible assets of euro 3,490 million concerned primarily: (i) the difference between the purchase price of consolidated investments and the fair value of corresponding net equity (euro 1,796 million), related essentially to the Public Offering on Italgas SpA shares (euro 795 million), the purchase of Bouygues Offshore SA (now Saipem SA) (euro 775 million) and the purchase of Lasmo Plc (now Eni Lasmo Plc) (euro 215 million); (ii) concessions, licenses, trademarks and similar rights (euro 888 million), related in particular to the acquisition of natural gas transportation rights from Algeria (euro 686 million) and concessions for mineral exploration (euro 83 million); (iii) exploration permits (euro 129 million).

Investments for euro 320 million (euro 440 million in the first half of 2003) related primarily to costs for exploration activities for euro 199 million (euro 346 million in the first half of 2003), of which euro 196 million were amortized as incurred (euro 346 million in the first half of 2003).

Amortization for euro 461 million are related primarily to exploration costs for euro 232 million (euro 438 million in the first half of 2003).

Other changes of euro 21 million related primarily to exchange differences due to the translation of financial statements prepared in currencies other than euro (euro 19 million).

2 Fixed assets

							Reserve
							for depreciation
	Net value			Exchange rate	Other	Net value	and writedown
(million €)	at Dec. 31, 2003	Investments	Depreciation	differences	changes	at June 30, 2004	at June 30, 2004
Buildings	1,795	23	(56)	8	5	1,775	1,733
Plant and machinery	25,217	549	(1,608)	435	1,473	26,066	38,169
Industrial and commercial equipment	522	48	(58)	1	(112)	401	1,258
Other assets	291	50	(49)	2		294	766
Fixed assets in progress and advances	8,535	2,773		235	(1,696)	9,847	510
	36,360	3,443	(1,771)	681	(330)	38,383	42,436

Capital expenditure of euro 3,443 million (euro 3,530 million in the corresponding period of 2003) related primarily to the Exploration & Production segment (euro 2,313 million), Gas & Power segment (euro 719 million), Refining & Marketing segment (euro 243 million) and Oilfield Services, Construction and Engineering segment (euro 83 million, of which euro 79 million relates to oilfield services and construction activity). Additional information about capital expenditures is included in the “Operating Review” of the “Report of the Directors”.

Other changes of euro 330 million related primarily to writedowns of euro 167 million in particular related to mineral assets of the Exploration & Production segment (euro 164 million) and to sales of businesses and assets (euro 156 million) primarily related to mineral assets of the Exploration & Production segment (euro 121 million).

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ENI REPORT ON THE FIRST HALF OF 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Monetary revaluations included in the gross and net value of fixed assets amounted to euro 1,082 and 79 million respectively (euro 1,084 and 82 million at December 31, 2003).

At June 30, 2004 fixed assets have been pledged for euro 487 million primarily as collateral on debt incurred by Eni (euro 486 million at December 31, 2003).

3 Permanent financial assets

			Accumulated
	Net value	Net value	depreciation
(million €)	at Dec. 31, 2003	at June 30, 2004	at June 30, 2004
Investments	3,160	3,251	1,215
Receivables	1,202	1,150	32
Securities	23	23	1
Treasury shares	2,872	2,919
	7,257	7,343	1,248

Investments of euro 3,251 million increased by euro 91 million. Such increase was due primarily to capital stock increase subscriptions (euro 92 million, of which euro 41 million related to Albacom SpA and euro 34 million related to Darwin LNG Pty Ltd; in the case of Albacom SpA, the operating financing receivables held by Eni SpA were used for the capital stock increase subscription), new acquisitions (euro 19 million, of which euro 17 million related to the purchase of 12.53% of Toscana Gas SpA) and the exchange differences resulting from the translation of financial statements prepared in currencies other than the euro (euro 30 million). Such increase has been partially offset by the inclusion in the scope of consolidation of Eni Gas & Power CH SA (euro 19 million) and Serfactoring SpA (euro 10 million).

Receivables for euro 1,150 million concerned operating financing receivables for euro 898 million (euro 962 million at December 31, 2003) and non-operating financing receivables for euro 252 million, of which euro 246 million related to a fixed deposit held by Eni Lasmo Plc as a guarantee of a debt issue (euro 240 million at December, 31 2003, of which euro 234 million related to Eni Lasmo Plc). Financing receivables made for operating purposes concerned primarily the Gas & Power segment (euro 673 million) and the Exploration & Production segment (euro 172 million). Receivables due within twelve months amounted to euro 98 million (euro 104 million at December 31, 2003) and receivables due beyond twelve months amounted to euro 1,052 million, of which euro 526 million are due beyond five years (euro 1,098 and 278 million at December 31, 2003, respectively).

Securities for euro 23 million (the same amount as of December, 31 2003) concerned securities related to operations for euro 21 million (the same amount as of December, 31 2003).

Treasury shares amount to euro 2,919 million (euro 2,872 million at December 31, 2003) and consisted of 211,949,522 ordinary shares nominal value 1 euro owned by Eni SpA (209,141,953 ordinary shares at December 31, 2003). Such shares are stated at cost and have been repurchased to increase shareholders’ value in accordance with the decisions of Eni Shareholders’ Meeting.

57

ENI REPORT ON THE FIRST HALF OF 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4 Inventories

	Dec. 31, 2003					June 30, 2004
	Crude oil,		Work in			Crude oil,		Work in
	gas and		progress			gas and		progress
	petroleum	Chemical	long-term			petroleum	Chemical	long-term
(million €)	products	products	contracts	Other	Total	products	products	contracts	Other	Total
Raw and ancillary materials and consumables	409	205		418	1,032	411	202		467	1,080
Products being processed and semi finished products	66	15		6	87	66	15		4	85
Work in progress long-term contracts			433		433			424		424
Finished products and goods	1,170	416		41	1,627	1,062	410		30	1,502
Advances	7		1	106	114	6			96	102
	1,652	636	434	571	3,293	1,545	627	424	597	3,193

Inventories are recorded net of the inventory valuation reserve of euro 104 million (euro 107 million at December 31, 2003).

Oil and petroleum products inventories of euro 606 million represent certain minimum quantities (“compulsory stock”) required by law (euro 682 million at December 31, 2003) and natural gas inventories of euro 39 million represent strategic stock (the same amount at December 31, 2003); natural gas inventories valued at euro 255 million, are used to satisfy peak demand (euro 465 million at December 31, 2003).

5 Receivables

	Dec. 31, 2003				June 30, 2004
	Due	Due		Of which	Due	Due		Of which
	within	beyond		due	within	beyond		due
	12	12		beyond	12	12		beyond
(million €)	months	months	Total	5 years	months	months	Total	5 years
Trade	9,539	233	9,772	16	8,947	334	9,281	17
Financing	479		479		380		380
Receivable from tax authorities	914	925	1,839		677	958	1,635
Net deferred income tax		2,167	2,167			1,866	1,866
Other	1,873	64	1,937	11	2,249	147	2,396	12
	12,805	3,389	16,194	27	12,253	3,305	15,558	29

Receivables are net of the allowance for doubtful accounts of euro 775 million (euro 699 million at December 31, 2003).

The decrease in trade receivables for euro 491 million related in particular to the Gas & Power segment (euro 1,054 million), and it is due primarily to the seasonality in demand for natural gas; such decrease was partially offset by the increase of the Refining & Marketing segment (euro 183 million), the Petrochemical segment (euro 157 million) and the Oilfield Services, Construction and Engineering segment (euro 123 million).

Financing receivables of euro 380 million (euro 479 million at December 31, 2003) concerned operating financing receivables for euro 318 million (euro 447 million at December 31, 2003), amounts due to Eni’s financing subsidiaries

58

ENI REPORT ON THE FIRST HALF OF 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

from banks and other financing institutions for euro 53 million (euro 25 million at December 31, 2003) and amounts due to Eni’s non-financing subsidiaries from banks for euro 9 million (euro 7 million at December 31, 2003). The decrease in operating financing receivables (euro 129 million) related in particular to the conversion of financing receivables held by Eni SpA regarding Albacom SpA into the capital stock increase subscription (euro 41 million) and into the reserve for losses related to investments (euro 13 million), and to the inclusion in the scope of consolidation of Serfactoring SpA (euro 50 million). Financing receivables with a maturity date within 90 days were euro 62 million (euro 32 million at December 31, 2003).

Receivables from tax authorities of euro 1,635 million (euro 1,839 million at December 31, 2003) concerned receivables from Italian tax authorities for euro 1,402 million and foreign tax authorities for euro 233 million (euro 1,607 million and euro 232 million at December 31, 2003, respectively).

Other receivables of euro 2,396 million (euro 1,937 million at December 31, 2003) related primarily to: (i) joint ventures partners relating to exploration and production activities for euro 582 million (euro 532 million at December 31, 2003); (ii) insurance companies for euro 265 million (euro 278 million at December 31, 2003); (iii) Italian governmental entities for euro 191 million (euro 198 million at December 31, 2003); (iv)prepayments for services for euro 165 million (euro 150 million at December 31, 2003). The increase in other receivables of euro 459 million relates primarily to the inclusion in the scope of consolidation of Serfactoring SpA (euro 247 million) and to the exchange rate differences due to the translation of financial statements prepared in currencies other than euro (euro 56 million).

6 Marketable securities

	Net value at	Net value at
(million €)	Dec. 31, 2003	June 30, 2004
Investments	13	22
Treasury shares	292	287
Other securities	1,275	1,313
	1,580	1,622

Investments of euro 22 million concerned Saipem SpA shares, which were purchased for stock grant and stock option plans issued by the oilfield services and construction activity.

Treasury shares for euro 287 million consisted of 21,078,000 Eni’s ordinary shares nominal value 1 euro owned by Eni SpA. Such shares have been repurchased for the 2002-2004 stock option plan (15,000,000 shares) and the 2003-2005 stock grant plan (6,500,000 shares) in accordance with the decisions of Eni Shareholders’ Meetings of May 30, 2002 and May 30, 2003; following the agreed termination of employment, a total of 317,500 options were exercised and a total of 45,000 shares were assigned for no consideration; 59,500 options expired because these rights were not exercised within the prescribed time. Additional information about stock grant and stock options plans is included in the “Financial review”, section “Other information”, paragraph “Incentive plans for Eni managers with Eni stock”.

Securities for euro 616 million are considered coverage of technical reserves of Padana Assicurazioni SpA (euro 483 million at December 31, 2003). Securities with a maturity date within 90 days were euro 3 million (euro 11 million at December 31, 2003).

59

ENI REPORT ON THE FIRST HALF OF 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7 Accrued interest and other

(million €)	At Dec. 31, 2003	At June 30, 2004
Implicit interest on debt related to oil investments	222	218
Differentials on derivatives	197	163
Anticipated provision of services	116	61
Interests accrued	17	20
Discount on bonded loans	16	18
Other accrued interest and other	280	282
	848	762

Implicit interest on debt related to oil investments of euro 218 million, of which euro 25 million related to short term interest (euro 222 and 24 million at December 31, 2003, respectively), related to accrued interest on a USD 1 billion loan contracted in 1993 regarding an investment in a North African field which is repayable in twenty annual installments bearing no interest from January 1, 2000. The remaining liability is recorded under finance debt at the nominal value of euro 617 million (euro 633 million at December 31, 2003).

Differentials on derivative contracts of euro 163 million concerned financing receivables and liabilities for euro 93 million and other assets and liabilities for euro 70 million (euro 104 and 93 million at December 31, 2003, respectively).

Total accrued interest and other include short-term amounts for euro 477 million and long-term amounts for euro 285 million (euro 557 and 291 million at December 31, 2003, respectively).

60

ENI REPORT ON THE FIRST HALF OF 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8 Shareholders’ equity

Changes in Shareholders’ equity for the year ended December 31, 2003 and first half of 2004

		Legal		Reserve
		reserve		for	Reserve	Distributable	Former Agip
	Share	of Eni	Treasury	treasury	from	reserve	SpA reserves
(million €)	capital	SpA	shares	shares	mergers	of Eni SpA	reconstituted
Balance at December 31, 2002	4,002	959	2,838	2,562	1,390	758	103
Dividend distribution (euro 0.75 per Share)
Allocation of 2002 net income						789
Shares repurchased			329	(329)
Reduction in value of stock grant			(3)			3
Shares issued under stock grant plan	1
Reclassification					(1,390)	1,500
Exchange differences due to the translation of financial statements prepared in currencies other than euro
Exchange differences arising on the distribution of dividends and other changes
Net income for the period
Balance at December 31, 2003	4,003	959	3,164	2,233		3,050	103
Dividend distribution (euro 0.75 per Share)
Allocation of 2003 net income						22
Shares repurchased			42	(42)
Stock grant and stock option exercised				(5)		5
Reclassification						(281)
Exchange differences due to the translation of financial statements prepared in currencies other than euro
Exchange differences arising on the distribution of dividends and other changes
Net income for the period
Balance at June 30, 2004	4,003	959	3,206	2,186		2,796	103

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Reserve for
			shares	Reserve
			granted to	article 13	Cumulative		Net
			employees	Law	translation		Income
	State	Consolidation	article 2349	Decree	adjustment	Retained	for the
(million €)	grants	reserves	civil code	124/1993	reserve	earnings	period	Total
Balance at December 31, 2002	62	31	4	1	(763)	12,555	4,593	29,095
Dividend distribution (euro 0.75 per Share)							(2,833)	(2,833)
Allocation of 2002 net income						971	(1,760)
Shares repurchased
Reduction in value of stock grant
Shares issued under stock grant plan			(1)
Reclassification						(110)
Exchange differences due to the translation of financial statements prepared in currencies other than euro					(1,845)			(1,845)
Exchange differences arising on the distribution of dividends and other changes					103	(245)		(142)
Net income for the period							5,585	5,585
Balance at December 31, 2003	62	31	3	1	(2,505)	13,171	5,585	29,860
Dividend distribution (euro 0.75 per Share)							(2,828)	(2,828)
Allocation of 2003 net income				1		2,734	(2,757)
Shares repurchased
Stock grant and stock option exercised
Reclassification						281
Exchange differences due to the translation of financial statements prepared in currencies other than euro					424			424
Exchange differences arising on the distribution of dividends and other changes					70	(49)		21
Net income for the period							3,424	3,424
Balance at June 30, 2004	62	31	3	2	(2,011)	16,137	3,424	30,901

On June 30, 2004, the share capital of Eni SpA consisted of 4,003,031,026 shares nominal value 1 euro, fully paid-up (4,002,922,176 shares at December 31, 2003). The increase of 108,850 shares nominal value 1 euro resulted from the issue of shares subscribed under stock grant plans by Eni managers following the agreed terminations of employment.

On May 28, 2004 Eni Shareholders’ Meeting declared a cash dividend of euro 0.75 per share with the exclusion of treasury shares. The cash dividend was made available for payment on June 24, 2004.

Approximately euro 20,500 million was unrestricted as to payment of dividends at June 30, 2004, a portion of which is subject to taxation upon distribution. Provisions for taxes have been recorded only in relation to the reserves that are expected to be distributed (euro 26 million).

61

ENI REPORT ON THE FIRST HALF OF 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of statutory net income and Shareholders’ equity to consolidated net income and Shareholders’ equity

	Net income		Shareholders’ equity
(million €)	First half 2003	First half 2004	Dec. 31, 2003	June 30, 2004
Per Eni SpA’s Financial Statements	2,563	3,832	27,566	28,572
Difference between the carrying value of investments and the equity value of companies before consolidation adjustments	515	1,348	4,413	7,149
Consolidation adjustments:
- difference between cost and underlying value of equity	(79)	(88)	2,873	2,817
- elimination of tax adjustments and compliance with accounting policies	472	(2,464)	(1,432)	(4,548)
- elimination of unrealized intercompany (profits) losses	57	(18)	(2,409)	(2,342)
- deferred taxation	(185)	1,141	117	750
- other adjustments	24	(5)	354	356
	3,367	3,746	31,482	32,754
Minority interest	(277)	(322)	(1,622)	(1,853)
Per Consolidated Financial Statements	3,090	3,424	29,860	30,901

Changes from the previous period in “Difference between the carrying value of investments and the equity value of companies before consolidation adjustments”, “Elimination of tax adjustments and compliance with accounting policies” and “Deferred taxation” were primarily due to the application, for the Italian companies, of the Legislative Decree No. 6 of January 17, 2003 – The Reformation of regulation for stock companies and cooperative companies – (“Riforma Vietti”), which eliminated the adjustments for fiscal benefits in the balance sheets.

9 Minority interest

Minority interest in net income and Shareholders’ equity are referred to the following consolidated subsidiaries:

	Net income		Shareholders’ equity
(million €)	First half 2003	First half 2004	Dec. 31, 2003	June 30, 2004
Snam Rete Gas SpA	206	262	592	789
Saipem SpA	51	53	736	765
Others	20	7	294	299
	277	322	1,622	1,853

62

ENI REPORT ON THE FIRST HALF OF 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10 Reserves for contingencies

(million €)	Dec. 31, 2003	June 30, 2004
Employee retirement and similar obligations	175	198
Income tax liabilities	2,442	3,444
Other reserves for contingencies:
- site restoration and abandonment	2,040	2,166
- environmental risks	1,631	1,680
- loss adjustments and actuarial reserves for Eni’s insurance companies	599	643
- contract penalties and disputes reserve	181	203
- restructuring or decommissioning of production facilities	218	197
- losses related to investments	121	94
- reserve for redundancy incentives	65	66
- planned maintenance reserve and vessel and aircraft maintenance reserve	63	64
- other (*)	615	661
	5,533	5,774
	8,150	9,416

(*) Each individual amount included herein does not exceed euro 50 million.

The income tax liabilities reserve for euro 3,444 million includes net deferred tax liabilities, current taxes recognized in the six month period, as well as expected liabilities for the settlement of tax proceeding. The euro 1,002 million increase was essentially due to the net provisions of the period (euro 1,155 million) and the exchange differences due to the translation of financial statements prepared in currencies other than euro (euro 85 million). Such increase has been partially offset by the set-off, for each company, of tax assets and deferred tax liabilities (euro 263 million).

The site restoration and abandonment reserve of euro 2,166 represented primarily the estimated costs for well-plugging, abandonment and site restoration (euro 2,137 million).

The environmental risks reserve of euro 1,680 represented primarily the expected liabilities for remediation for Syndial SpA (euro 1,337 million) and the Refining & Marketing segment (euro 216 million).

The loss adjustments and actuarial reserves for Eni’s insurance companies reserve of euro 643 million represented the expected liabilities following the losses insured by Padana Assicurazioni SpA.

The contract penalties and disputes reserve of euro 203 million represented the expected liabilities for contractual penalties and for proceedings.

The restructuring or decommissioning of production facilities reserve of euro 197 million represented primarily the expected liabilities of Syndial SpA (euro 168 million) following the planned decommission of production facilities.

The reserve for losses related to investments of euro 94 million represented the expected liabilities on investments that exceed their book value.

The reserve for redundancy incentives of euro 66 million represented liabilities primarily for Petrochemical segment (euro 27 million), the Refining & Marketing segment (euro 17 million) and Syndial SpA (euro 10 million).

The planned maintenance reserve and vessel and aircraft maintenance reserve of euro 64 million represented liabilities primarily of the Petrochemical segment (euro 41 million) and Oilfield Services, Construction and Engineering segment (euro 12 million).

63

ENI REPORT ON THE FIRST HALF OF 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11 Payables

	Dec. 31, 2003				June 30, 2004
	Due	Due		Of which	Due	Due		Of which
	within	beyond		due	within	beyond		due
	12	12		beyond	12	12		beyond
(million €)	months	months	Total	5 years	months	months	Total	5 years
Finance debt	7,940	8,532	16,472	4,155	7,793	8,021	15,814	3,021
Advances	1,551	37	1,588	1	1,421	49	1,470	24
Trade debt	5,887	63	5,950		5,322	91	5,413
Debt to tax authorities	2,183	74	2,257		2,133	37	2,170
Other	3,322	167	3,489	132	3,510	257	3,767	134
	20,883	8,873	29,756	4,288	20,179	8,455	28,634	3,179

Finance debt amounted to euro 15,814 million and decreased by euro 658 million primarily due to the balance of payments and new proceeds of liabilities (euro 1,334 million). Such decrease was partially offset by the exchange differences due to the translation of financial statements prepared in currencies other than euro (euro 353 million) and the change in the scope of consolidation relating to Serfactoring SpA (euro 331 million).

Finance debt at June 30, 2004 was as follows:

	Dec. 31, 2003			June 30, 2004
	Due within	Due beyond		Due within	Due beyond
(million €)	12 months	12 months	Total	12 months	12 months	Total
Short-term:
- due to banks	3,633		3,633	3,315		3,315
- others	3,795		3,795	3,680		3,680
	7,428		7,428	6,995		6,995
Long-term:
- ordinary bonds	79	4,714	4,793	390	4,652	5,042
- due to banks	373	2,845	3,218	354	2,383	2,737
- others	60	973	1,033	54	986	1,040
	512	8,532	9,044	798	8,021	8,819
	7,940	8,532	16,472	7,793	8,021	15,814

Net borrowings as reported in the “Financial Review” of the “Report of the Directors” were the following (amounts not directly deductible in the balance sheets are reported below):

64

ENI REPORT ON THE FIRST HALF OF 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Dec. 31, 2003			June 30, 2004
	Due within	Due beyond		Due within	Due beyond
(million €)	12 months	12 months	Total	12 months	12 months	Total
Debts and bonds
Long-term finance debt:
- debts and bonds	512	8,532	9,044	798	8,021	8,819
- accrued interest and other - implicit interest on debt due to oil investments	(24)	(198)	(222)	(25)	(193)	(218)
- accrued expenses and other - adjustment to fair value of finance debt	2	2	4	2	3	5
	490	8,336	8,826	775	7,831	8,606
Short-term finance debt	7,428		7,428	6,995		6,995
	7,918	8,336	16,254	7,770	7,831	15,601
Cash	(1,580)		(1,580)	(1,735)		(1,735)
Securities non related to operations:
- non-current securities	(2)		(2)	(2)		(2)
- current securities	(792)		(792)	(697)		(697)
	(794)		(794)	(699)		(699)
Non-operating financing receivables:
- non-current receivables	(240)		(240)	(252)		(252)
- current receivables	(32)		(32)	(62)		(62)
	(272)		(272)	(314)		(314)
Other:
- accrued interest and other - differentials on derivative financing contracts	(104)		(104)	(93)		(93)
- accrued expenses and other - differentials on derivative financing contracts	39		39	31		31
	(65)		(65)	(62)		(62)
	5,207	8,336	13,543	4,960	7,831	12,791

Debt to tax authorities of euro 2,170 million decreased by euro 87 million due to the decrease in income taxes, following the payment in settlement of the income taxes for the previous year (euro 1,085 million) and other debts to tax authorities (euro 69 million). This decrease was offset by the increase in excise tax and custom duties (euro 1,067 million), following primarily the payment made by the Refining & Marketing segment and the Gas & Power segment on July 2004 of excise tax and custom duties due for June 2004 (excise tax and custom duties due for the December are paid in the same month of December in full for the first half of the month and in advance for the second half of the month).

Other debts of euro 3,767 million (euro 3,489 million at December 31, 2003) are related in particular to debts to joint venture partners for exploration and production activities for euro 672 million (euro 660 million at December 31, 2003), and to investment activities for euro 875 million, of which euro 49 million related to debts to joint venture partners for the exploration and production activities (euro 1,073 and 41 million respectively at December 31, 2003).

Certain debt, in the amount of euro 321 million (euro 332 million at December 31, 2003) is guaranteed by mortgages and liens on the fixed assets of consolidated companies, by pledges on marketable securities and fixed deposit.

65

ENI REPORT ON THE FIRST HALF OF 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12 Accrued expenses and other

(million €)	At Dec. 31, 2003	At June 30, 2004
Differentials on derivative contracts	127	136
Advance revenues	180	116
Interest due on loans	99	104
Premiums due to insurance companies	50	74
Rentals payable	53	48
Other	270	234
	779	712

Differentials on derivative contracts of euro 136 million concerned non-operating financing receivables and liabilities for euro 31 million and other assets and liabilities for euro 105 million (euro 39 and 88 million at December 31, 2003, respectively).

Other accrued expenses and other for euro 5 million, of which euro 2 million of short-term amounts, concerned the market value of fixed interest rate finance debts of Lasmo Plc (now Eni Lasmo Plc) (euro 4 and 2 million at December 31, 2003, respectively).

Short-term and long-term accrued expenses and other amounted to euro 405 million and euro 307 million, respectively (euro 521 and 258 million at December 31, 2003).

13 Guarantees

	Dec. 31, 2003				June 30, 2004
(million €)	Unsecured	Other	Secured	Total	Unsecured	Other	Secured	Total
Unconsolidated subsidiaries	7	302		309	7	640		647
Affiliated companies	30	1,685	77	1,792	26	1,915	77	2,018
Consolidated companies	4,894	6,090		10,984	4,894	10,008		14,902
Others		198		198	8	200		208
	4,931	8,275	77	13,283	4,935	12,763	77	17,775

Unsecured guarantees, other guarantees and secured guarantees given on behalf of unconsolidated subsidiaries and affiliated companies of euro 2,665 million (euro 2,101 million at December 31, 2003) consisted primarily of: (i) unsecured guarantees, letters of patronage and other given to banks in relation to loans and lines of credit received for euro 1,697 million (euro 1,473 million at December 31, 2003), of which euro 820 million related to

66

ENI REPORT ON THE FIRST HALF OF 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

a contract released by Snam SpA (now merged into Eni SpA) on behalf of Blue Stream Pipeline Co BV to a consortium of financing institutions (euro 686 million at December 31, 2003) and euro 350 million related to a contract released by Enifin SpA in connection with a loan given on behalf of Spanish Egyptian Gas Co SAE controlled by Unión Fenosa Gas SA (euro 238 million at December 31 2003); (ii) unsecured guarantees and letters of patronage given to customers in relation to contractual performance and bid bonds for euro 255 million (euro 242 million at December 31, 2003); (iii) the fulfillment of obligations related to hydrocarbon exploration activities given on behalf of Eni Middle East BV against the contractual commitments with the Government of the Kingdom of Saudi Arabia for euro 411 million; (iv) performance guarantees for euro 117 million given on behalf of Unión Fenosa SA and Unión Fenosa Gas SA (Eni SpA 50%). These guarantees were given in relation to contractual commitments related to the results of operations of Unión Fenosa Gas SA (euro 104 million at December 31, 2003); (v) unsecured guarantees given to third parties in relation to the construction of hydrocarbon treatment plants in Libya for euro 59 million (euro 160 million at December 31, 2003). The decrease of euro 101 million was essentially due to the partial extinguishment of the guarantees given in relation to works completed; (vi) secured guarantees of euro 77 million (the same amount as of December 31, 2003), relate to mortgages, liens and privileges granted to banks in connection with loans. As of June 30, 2004, the underlying commitment covered by such guarantees was euro 2,383 million (euro 1,959 million at December 31, 2003).

Guarantees given on behalf of consolidated companies of euro 14,902 million (euro 10,984 million at December 31, 2003) consist primarily of: (i) parent company guarantees given relating to contractual commitments for hydrocarbon exploration and production activities for euro 5,096 million (euro 1,186 million at December 31, 2003). The increase of euro 3,910 million was primarily due to an increase in the guarantees given by Eni SpA on behalf of Agip Caspian Sea BV relating to contractual commitments for hydrocarbon exploration activities in the Republic of Kazakhstan (euro 3,730 million); (ii) a guarantee of euro 4,894 million (the same amount as of December 31, 2003) given by Eni SpA to Treno Alta Velocità - TAV SpA for the proper and timely completion of a project relating to the Milano-Bologna train link by the Consorzio Eni per l’Alta Velocità - Cepav Uno; consortium members, excluding unconsolidated subsidiaries, gave Eni liability of surety letters and bank guarantees amounting to 10% of their respective portion of the work; (iii) guarantees given to third parties relating to bid bonds and performance bonds for euro 3,034 million (euro 2,841 million at December 31, 2003). The increase of euro 193 million regarded primarily the Gas & Power segment (euro 54 million), Refining & Marketing segment (euro 53 million) and Oilfield Services, Construction and Engineering segment (euro 45 million); (iv) VAT recoverable from tax authorities for euro 967 million (euro 1,113 million at December 31, 2003); (v) insurance risk for euro 405 million reinsured by Eni (euro 379 million at December 31, 2003). As of June 30, 2004 the underlying commitment covered by such guarantees was euro 10,684 million (euro 7,930 million at December 31, 2003).

Other guarantees given on behalf of third parties for euro 208 million (euro 198 million at December 31, 2003) consist primarily of: (i) guarantees given by Eni SpA to banks and other financing institutions in relation to loans and lines of credit for euro 106 million on behalf of minor investments or companies sold (euro 96 million at December 31, 2003); (ii) performance guarantees given on the behalf of Unión Fenosa SA and its subsidiaries in relation to contractual commitments related to the results of operations of subsidiaries of Unión Fenosa Gas SA for euro 70 million (euro 73 million at December 31, 2003). As of June 30, 2004 the underlying commitment covered by such guarantees was euro 94 million (euro 97 million at December 31, 2003).

67

ENI REPORT ON THE FIRST HALF OF 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14 Other memorandum accounts

(million €)	Dec. 31, 2003	June 30, 2004
Commitments
Derivative contracts:
- interest purchase	2,882	2,872
- interest sale	2,882	2,853
- currency purchase	2,903	3,328
- currency sale	2,272	2,181
- purchase of goods	172	183
- sale of goods	43	117

	11,154	11,534

Purchase of assets	208	203
Sale of assets	147	129
Other	379	366

	734	698

Risks	902	989

	12,790	13,221

Commitments concerning derivative contracts for euro 11,534 million (euro 11,154 million at December 31, 2003) concern activities aimed at reducing market risk from changes in interest rates, foreign exchange rates and commodity prices. Eni’s operating subsidiaries are required to reduce foreign exchange rate risk to a minimum level. Eni provides guidelines to determine the maximum level of foreign exchange rate and interest rate risks that can be assumed by Eni’s finance companies and criteria of eligible counterparties in derivative transactions. As far as interest rate and foreign exchange rate risks are concerned, the calculation and measurement techniques followed by Eni’s finance companies are in accordance with established banking standards (such standards are established by the Basel Committee). However, the maximum tolerable level of risk adopted by such companies is significantly lower than that defined by the Basel Committee. Eni SpA’s Treasury Department is responsible for monitoring compliance with Eni’s policy, as well as the correlation between the indicators adopted for measuring the maximum tolerable risk level, the portfolio of financial instruments and market conditions. Eni does not enter into derivative transactions on a speculative basis.

Obligations for purchases and sales of assets of euro 332 million (euro 355 million at December 31, 2003) concerned securities for euro 183 million (euro 181 million at December 31, 2003) and investments for euro 149 million (euro 174 million at December 31, 2003). Obligations relating to marketable securities concerned the placement on the market of securities managed by Sofid Sim SpA. This company sold Italian Government bonds to investors, primarily employees, and simultaneously entered into interest rate swaps with such investors wherein it receives the rate of interest on such Italian Government bonds and pays a floating rate of interest linked to Euribor. Such investors may sell their securities back to Sofid Sim SpA at any time for par value plus related interest with the simultaneous cancellation of the related swaps. Against the commitment related to interest rate swaps Sofid Sim SpA entered into derivatives included in those mentioned above, for which Sofid Sim SpA receives a variable rate more profitable than the one renown by the shareholders. Obligations relating to investments concerned primarily the concession to Erg SpA of a call option for the purchase of a 28% shares of Erg Raffinerie Mediterranee SpA for euro 105 million (euro 100 million at December 31, 2003).

Other commitments of euro 366 million (euro 379 million at December 31, 2003) are essentially related to: (i) a memorandum of intent signed with the Basilicata Region, whereby Eni has agreed to invest, also on account of Enterprise SpA, euro 213 million in the future in connection with Eni’s development plan of oil fields in Val d’Agri (euro 217 million at December 31, 2002); (ii) agreements between Syndial SpA and various government entities, employee and trade groups whereby Syndial SpA has committed to invest approximately euro 141 million (euro 149 million at December 31, 2003) in order to further develop the chemical segment and protect the environment with respect to the Porto Marghera plant.

68

ENI REPORT ON THE FIRST HALF OF 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Risks of euro 989 million (euro 902 million at December 31, 2003) were primarily associated with: (i) contractual assurances given to acquirors of certain investments and businesses of Eni for euro 389 million (euro 400 million at December 31, 2003); (ii) potential risks associated with the value of assets of third parties under the custody of Eni for euro 415 million (euro 317 million at December 31, 2003). The increase of euro 98 million concerned primarily the increase in natural gas inventories of Stoccaggi Gas Italia SpA (euro 70 million); (iii) environmental damages for euro 137 million (the same amount as of December 31, 2003); (iv)tax proceedings for euro 18 million (the same amount as of December 31, 2003).

Legal proceedings

Eni is a party to a number of civil actions and administrative proceedings arising in the ordinary course of business. Based on information available to date, and taking account of the existing risk reserves, Eni believes that the foregoing will not have an adverse effect on Eni’s consolidated financial statements.

Follows a description of the most significant proceedings underway; except for some different indications, no provisions have been made for legal proceedings as Eni believes that losses are not probable.

Judicial or arbitration proceedings

Syndial SpA (former EniChem SpA) - Serfactoring SpA

In 1991, Agrifactoring SpA commenced proceedings against Serfactoring SpA, a company 49% owned by the former Serfi SpA now Sofid SpA, which is controlled by Eni SpA. The claim relates to an amount receivable of euro 182 million for fertilizer sales (plus interest and compensation for inflation), originally owed by Federconsorzi to EniChem Agricoltura SpA (later Agricoltura SpA (in liquidation), that has been merged into EniChem SpA) and Terni Industrie Chimiche SpA (merged into Agricoltura SpA (in liquidation), that has been merged into EniChem SpA). Such receivables were transferred by Agricoltura and Terni Industrie Chimiche to Serfactoring, which appointed Agrifactoring as its agent to collect payments. Agrifactoring guaranteed to pay the amount of such receivables to Serfactoring, regardless of whether or not it received payment at the due date. Following payment by Agrifactoring to Serfactoring, Agrifactoring was placed in liquidation and the liquidator of Agrifactoring commenced proceedings in 1991 against Serfactoring to recover such payments (equal to euro 182 million) made to Serfactoring based on the claim that the foregoing guarantee became invalid when Federconsorzi was itself placed in liquidation. Agricoltura and Terni Industrie Chimiche brought counterclaims against Agrifactoring (in liquidation) for damages amounting to euro 97 million relating to acts carried out by Agrifactoring SpA as agent. The amount of these counterclaims has subsequently been reduced to euro 40 million following partial payment of the original receivables by the liquidator of Federconsorzi and various setoffs. These proceedings, which have all been joined, were decided with a partial judgment, deposited on February 24, 2004: the request of Agrifactoring has been rejected and the company has been ordered to pay the sum requested by Serfactoring and damages in favor of Agricoltura, to be determined following the decision. Agrifactoring appealed against this decision. On July 15 the Court held its first hearing and set at January 13, 2005 a hearing for defining the conclusions. Agrifactoring requested the cancellation of the decision and the acceptance of all the requests it presented in the first degree. In particular, after a renewal of the expert evaluation of the case, Agrifactoring requested the payment of damages for about euro 180 million from Serfactoring along with the payment of all expense. For the parts of the question that have not yet been settled, the judge of the Court of Rome has not yet taken its decision. On June 11, 2004 both parties filed memoranda and the judge received them and will make a decision.

Eni SpA - Syndial SpA (former EniChem SpA)

In 1992, Eni SpA and EniChem SpA initiated an arbitration proceeding against Montedison SpA and its subsidiaries in relation to guarantees given by them in connection with the formation of Enimont SpA, a joint venture between EniChem and Montedison. On March 6, 2003 Eni, EniChem and Edison SpA, the successor of Montedison, agreed

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to settle the pending arbitration proceeding. Under the terms of this agreement Edison accepted to pay EniChem euro 200 million to be paid in four installments of euro 50 million each, the first one paid on March 6, 2003 and the remaining to be paid each following year with interest accrued; this delayed payment is supported by bank guarantees payable on first request (the residual amount of the receivable was transferred to a factoring company in 2003 with no request vs. Eni). This settlement concerns expenses paid or accrued by EniChem in previous years. It does not relate to EniChem’s claim to be indemnified by Edison for any expense related to damage caused to third parties by the operation of plants and facilities before Montedison’s contribution in kind, even if claims for such damages occurred later. These expenses may be incurred by Eni in connection with environmental damages claimed by the State and related to the Mantova site and any damage that could be claimed by the State and/or other parties arising out of alleged of specific environmental damage in the Brindisi and Priolo sites. The settlement of any dispute is within the jurisdiction of ordinary courts.

Syndial SpA (former EniChem SpA)

In 2002, EniChem SpA was summoned by ICR Intermedi Chimici di Ravenna Srl before the Court of Milan in relation to a breach of a preliminary agreement for the purchase of an industrial area in Ravenna. ICR requested a payment of compensatory damages for approximately euro 46 million, of which euro 3 million are compensatory damages and euro 43 million are for loss of profits.

Snamprogetti SpA

In December 2002, Snamprogetti SpA made a request for an arbitration proceeding against Fertilizantes Nitrogenados de Venezuela – Fertinitro CEC – to the International Chamber of Commerce of Paris. Snamprogetti asked: (i) the issue of the Final Acceptance Certificate of the plant in Jose, Venezuela, and in return, the Stand-by Letter of Credit it provided to Fertinitro; (ii) the payment of three instalments each of approximately U.S. dollar 22 million, for the concession of licenses for the use of Fertinitro technologies; (iii) a decision regarding the 164 claims made by Fertinitro and, particularly, an assessment of work in guarantee imputable to Snamprogetti and its amount; (iv) the counterclaim for damages and costs suffered by Snamprogetti as a result of the behavior of Fertinitro. Fertinitro requested, as counterclaim, the payment of an undetermined amount, not inferior to dollars 50 million (plus interest accrued on claims) for alleged breach of contract. A hearing will take place between November 29 and December 10, 2004. Snamprogetti made a provision to the risk reserve with regards to this legal proceeding.

Tax Proceedings

Eni SpA

Agip SpA (merged into Eni SpA in 1997) received four formal assessments from the Italian tax authorities that claimed that its income in 1989, 1990, 1991 and 1992 had been understated for income tax purposes. These assessments concern an alleged global understated amount of euro 196 million, determined by marking downward and upward adjustments to the prices of certain petroleum products that Agip sold to or bought from other Eni companies. All these assessments were judged as unfounded and, therefore, annulled by the Provincial Tax Commission of Milan. The appeals of the tax authorities were rejected by the Regional Tax Commission of Milan or were given up by the Italian tax authorities. The decision of the appeal proceedings, because of the termination of the appeals or because of the decision of the tax authorities not to continue, must be considered final without expense for the company. With a decision dated May 7, 2001 the Provincial Tax Commission of Milan revoked the formal assessment against Agip concerning income understatement for 1994, for an improper use of loss carryforwards relating to the year 1992. The Italian tax authorities appealed the decision to the Regional Tax Commission, which reviewed the case on May 19, 2004. During the discussion the tax authorities, considering the outcome favorable to Eni of the 1992 assessment, acknowledged the proper behavior of Agip. The Regional Tax Commission of Milan with a decision deposited on June 14, 2004 rejected the appeal of tax authorities.

With a decree dated December 6, 2000 the Region of Lombardia decided that natural gas used for electricity generation is subject to an additional regional excise tax in relation to which Snam SpA (merged into Eni SpA in 2002) will substitute the tax authorities in its collection from customers. Given interpretive uncertainties, the

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same decree provides the terms within which distributing companies are expected to pay this excise tax without paying any penalty. Snam SpA and the other distributing companies of Eni believe that natural gas used for electricity generation is not subject to this additional excise tax. For this reason, an official interpretation has been requested to the Ministry of Finance and Economy. With a decision of May 29, 2001, the Ministry confirmed that this additional excise tax cannot be applied. The Region decided not to revoke its decree and Snam took appropriate legal action. On the basis of action carried out by Snam, the Council of State decided on March 18, 2002 that the jurisdiction of the Administrative court did not apply to this case. In case the Region should request payment, Eni will challenge this request in the relevant Court. The Lombardia Region decided with regional Law No. 27/2001 that no additional tax is due from January 1, 2002 onwards, but still requested the payment of the additional taxes due before that date. The period of foreclosure for the formal assessment of the payment is up until five years, so it is possible that payment will be requested until December 31, 2006.

During 2003, the Customs District of Taranto sent 147 formal assessments and amendments to bills of entry for finished products and goods and semi finished products produced by the Eni refinery of Taranto in 2000, 2001 and 2002 to Eni SpA, as the successor entity of AgipPetroli SpA following its merger into Eni. The notification regards about euro 24 million of customs duties not paid by the company because the imported products were not yet finished goods, but were destined to processing, for which ordinary customs tariffs allow exemption. The formal assessment does not contain the determination of any administrative penalties provided for by customs rules. The penalty can be from one to ten times the amount of taxes not paid. The notification is based on the fact that the company does not have the administrative authorization to utilize the customs exemption. Although the Customs Agency, with the Circular 20/D/2003 dated April 16, 2003, considered the customs declaration presented and accepted by the Customs Agency equivalent to the administrative authorization (a procedure followed by AgipPetroli SpA for years), the Customs District of Taranto requested to be presented with a specific authorization to utilize the exemption, given in November 2002. With another decree on February 24, 2003 the same District revoked the authorization given in November 2002. Eni presented an appeal to the Administrative Court of Puglia,still pending, and on June 11, 2003 obtained the suspension of the revocation of the District’s action. The company, believing it acted properly pursuant to Circular 20/D/2003, started a proceeding for an administrative resolution, according to the customs rules. The company asked the Regional Director of Customs of Puglia for the annulment of the received assessments as a measure of self-protection. The company is still waiting for a decision of the Regional Director, that, if it is negative, will be appealed against the corresponding tax jurisdiction. On March 12, 2004 the Comando Nucleo Regionale Polizia Tributaria of Puglia notified a verbal action of observation to the company. In this action there is an alleged offense of smuggling and falsification of accounts for the same imports, already subjected to the previous assessments of the Customs District of Taranto and other occurrences between January 1999 and February 2003. The verbal action made by a Fiscal Officer, sent to the Public Prosecutor in the Court of Taranto, reclaims the omitted payment of customs for about euro 26 million. For the offense of smuggling, there is a penalty from two to ten times the amount of tax not paid. The notification is based on the same lack of administrative authorization, already contested by the Customs District of Taranto and to the storage of imported products together with ones obtained by the refinery (Eni believes this so-called “promiscuity of storage” is allowed by the Circular 20/D/2003 of the Customs Agency).

Agip Karachaganak BV

In July 2004 relevant Kazakh authorities informed Agip Karachaganak BV e Agip Karachaganak Petroleum Operating BV, shareholder and operator of the Karachaganak contract, respectively, the final outcome of the tax audits performed for fiscal years 2000 to 2003. Claims by the Kazakh authorities concern unpaid taxes for a total of dollar 43 million, net to Eni, and the anticipated offsetting of VAT credits for dollar 140 million, net to Eni, also requesting the payment of interest and penalties for a total of dollar 128 million. Both companies filed a counterclaim.

Snam Rete Gas SpA

With Regional Law No. 2 of March 26, 2002, the Sicilia Region introduced an environmental tax upon the owners of primary pipelines in Sicily (i.e. pipelines operating at a maximum pressure of over 24 bar). The tax was payable as of April 2002. In order to protect its interests, Snam Rete Gas filed a claim with the European Commission, aimed at opening a proceeding against the Italian Government and the Tax Commission of

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Palermo. The Authority for Electricity and Gas, although acknowledging that the tax burden is an operating cost for the transport activity, subjected inclusion of the environment tax in tariffs to the final ruling on its legitimacy by relevant authorities. Therefore, for the 2002-2003 thermal year with Decision No.146/2002 and for the 2003-2004 thermal year with Decision No. 71/2003, the Authority published two sets of tariffs: one, in force, that does not take into account the tax, and the second one including it, that will be automatically applied with retroactive effect should the tax be judged legitimate. On September 10, 2002, Snam Rete Gas filed a claim with the Regional Administrative Court of Lombardia requesting the immediate application of tariffs including the tax. With the ruling of December 20, 2002, the court judged the tax at variance with European rules and therefore did not accept Snam Rete Gas’s claim. In December 2002, Snam Rete Gas suspended payments based on the above Court ruling. Payments effected until November 2002 totaled euro 86.1 million. In January 2003 the Sicilia Region presented an appeal to the Council of State against the ruling of the Regional Administrative Court of Lombardia for the part that states the variance of the regional law with European rules. On December 16, 2003, the European Commission judged the tax instituted by the Republic of Italy, through the Sicilia Region, to be in contrast with European rules and with the cooperation agreement between the European Economic Community and the Peoples Democratic Republic of Algeria; the European Commission also stated that such environmental tax is in contrast with the common customs tariff because it modifies the equality of customs expenses on commodities imported from third countries and could create a deviation in trade with such countries and a distortion in access and competition rules. The Commission requested the Italian Government to present its observations about the argument and with its opinion presented on July 7, 2004 it formally requested Italy to cancel the tax. The Italian Government must conform within two months from the reception of the opinion. In the event it should not conform, the European Commission will appeal to the Court of Justice requesting a final ruling on the non compliance of Italy. With a decision dated January 5, 2004, the Provincial Tax Commission of Palermo declared the environmental tax of the Sicilia Region illegitimate because it is in contrast with European rules and therefore accepted Snam Rete Gas’s claim for the repayment of the first instalment of euro 10.8 million, already paid in April 2002, to the Sicilia Region. On May 4, 2004, the Sicilia Region repaid the first instalment. On April 2, 2004 the Sicilia Region presented recourse to the Regional Tax Commission at Palermo. The hearing for deciding this claim was set at November 11, 2004. Snam Rete Gas started the necessary actions to obtain reimbursement of the instalments paid after April 2002 (euro 75.3 million). The Provincial Tax Commission of Palermo has yet to render its decision. A hearing for the discussion of this claim has been set at October 2, 2004. The Sicilia Region, following the procedure presented by Snam Rete Gas concerning the yearly liquidation of the tax for 2001, requested liquidation of tax, fines and interest (euro 14.2 million) referred to the unpaid December 2002 instalment. This notice was served on Snam Rete Gas on November 3, 2003. On December 30, 2003 Snam Rete Gas filed a claim with request of suspension of payment as a result of the liquidation notice received from the Sicilia Region with the Provincial Tax Commission of Palermo. The Chairman of this Commission decided the provisional suspension on January 13, 2004. A hearing for confirming the suspension and for discussing the issue was held on April 17, 2004. On June 25, 2004 the relevant decision was published that accepted Snam Rete Gas’s claim and decided the cancellation of the liquidation notice served by the Sicilia Region. On September 13, 2004 the Sicilia Region appealed this decision. In any case Snam Rete Gas will not have to suffer any adverse financial consequence from the outcome of this dispute: if the tax is considered illegitimate in the court of law, the company will have the right to the restitution of the amounts already paid; whereas, in case the tax is confirmed, Decisions No. 146/2002 and 71/2003 of the Authority already provide for automatic adjustment of natural gas tariffs to account for this tax with retroactive effect.

Environment

Eni SpA

In 1997, Grifil SpA summoned AgipPetroli SpA (merged in Eni SpA in 2002) before the Court of La Spezia. Grifil requested the payment for the remediation of a polluted land parcel part of the La Spezia refinery (which was closed in 1985) and sold to it in 1996 by Italiana Petroli SpA, later merged in AgipPetroli SpA. The claims for these damages amount to euro 103 million. At the end of 2002 Grifil and AgipPetroli reached an agreement under the terms of which AgipPetroli had to pay half of the clean-up costs, which were set by an independent appraisal to euro 19 million, to a maximum of euro 9.5 million; Grifil in turn had the obligation to remediate the polluted

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soil and to renounce any claims against Eni. Grifil did not execute its obligations to remediate the polluted soil; however, maintaining the possibility of precautionary requests and claims against Grifil, Eni decided to remediate the polluted soil with the combined aid (for 13% of the costs) of a company interested in developing the parcel of land. The first action promoted by Grifil before the Court of La Spezia is still pending. On January 7, 2004 the Municipality of La Spezia put Eni in possession of the area and from that date Eni started remediation works. Eni requested the conservative seizure of Grifil’s land parcel, up to a maximum value of euro 19 million. With two administrative measures, on December 2, 2003 and January 13, 2004 respectively, the Court of Genova declared legitimate the right of Eni, based on the sale contract stipulated between Italiana Petroli and Grifil, to claim the payment of all pollution expenses that Eni will incur as Grifil did not fulfill its responsibilities. As for the value attributable to the conservative seizure of Grifil’ s land parcel (up to a value of euro 19 million), the Court specified that Eni must file the contracts for the remediation work with the court, in which the amounts paid are recognized. The contract with an international company specialized in remediation was signed on April 15, 2004 and immediately presented to the Court. After further studies of the land parcel, this company informed Eni that the remediation works are expected to cost significantly more than previously estimated. Eni is evaluating this new event. In order to preserve Grifil’s asset as a way to recover its credit versus Grifil, Eni, which is paying for the remediation works, also filed an ordinary revocation of title, so that, while waiting for the Court’s ruling, Grifil will not be able to sell the land parcel to third parties.

In 1999, the public prosecutor of Gela started an investigation concerning the activity of the of Refinery of Gela in order to ascertain alleged soil and sea pollution caused by the discharge of pollutants by the refinery. In November 2002, “Italia Nostra” and the association “Amici della Terra” filed civil claims within this proceeding and requested the payment of damage claims for a total of euro 15,050 million. In July 2003, the relevant Court decided for the transmission of the inquiries to the public prosecutor, recognizing a violation of article 440 of the penal code (water and food substances corruption). The preliminary hearing arranged for May 19, 2004 has been postponed to November 26, 2004.

In 2000, the public prosecutor of Gela started an investigation on alleged prohibited emissions from the refinery of Gela, which are purported to have had negative effects on the health of a number of citizens of Gela, and on a lack of declaration of such emission in violation of Presidential Decree No. 203 of 1988. The investigation ended with an action for events registered from 1997. The Municipality of Gela, the Province of Caltanissetta and others filed civil claims in this proceeding and requested the payment of compensatory damages for a total of euro 878 million. The judgment of first degree before the Court of Gela is still pending.

In March 2002 the public prosecutor of Siracusa started an investigation concerning the activity of the refinery of Priolo for intentional pollution of water used for human consumption and disposed a technical opinion, not yet concluded, to ascertain an alleged possibility of infiltrations of refinery oil products into the deep water-bearing stratum used for human consumption purposes in the Priolo area. The proceeding is still in the preliminary investigation phase. In consideration of the complexity of the investigation, a qualified company has been given the task to verify the cause, the origin and the extension of the infiltration. For protective purposes, actions have been taken to: (i) create safety measures and clean-up all of the polluted area; (ii) reallocate water wells in an area farther from and higher than the industrial site; (iii) install a purification system for drinkable water. With a decision of June 1, 2004 the seizure was lifted on the storage tanks that had been seized on April 17, 2003, except for five storage tanks that are still under seizure.

In June 2002, in connection with a fire in the refinery of Gela, a penal investigation began concerning arson, environmental crimes and crimes against the environment. On May 12, 2004 the first hearing was held for an immediate decision. In the next hearing set for October 13, 2004 the plaintiff will conclude its testimonies and the testimonies of the defendant will be heard.

In 2002, the public prosecutor of Gela started a penal investigation concerning the refinery of Gela to ascertain the quality of deep water in the area of the refinery. On October 27, 2003 the prosecutor asked to ascertain the state of the refinery’s storage tanks and if there are possible infiltrations of refinery oil products into the deep water-bearing stratum, due to leakage from some tanks. The investigation concerns the environmental rules about the pollution of water and soil and illegal treatment of liquid and solid waste materials. With a previous decree dated November 3, 2003, the Court for preliminary investigation, in agreement with a request of the public prosecutor of Gela, had already ordered the preventive seizure of 92 storage tanks. The decree stopped the activity

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of the refinery of Gela on November 17, 2003. Following the inquiry phase and many investigations, inspections and analyses were conducted by experts appointed by the judge for the preliminary investigation; these experts excluded any reasonable loss of products from storage tanks. Therefore, 42 storage tanks were reopened on January 16, 2004 and this allowed to restart the activity of the refinery on January 19, 2004. With a decision of June 7, 2004, 23 more tanks were re-opened. Only 27 tanks are still under seizure.

In relation to the investigations concerning a subsidence phenomenon allegedly caused by hydrocarbon exploration, on May 21, 2004, following the decision of the Court of Rovigo, the Nucleo Operativo Ecologico dei Carabinieri of Venice placed under preliminary seizure the Dosso degli Angeli, Angela/Angelina - Ravenna Mare Sud fields and the related wells and platforms. On June 10, 2004 the Court responded to the claim filed by Eni and lifted the seizure of the Angela/Angelina - Ravenna Mare Sud field and related wells and platforms. On February 5, 2003, a seizure had already been applied to the Naomi/Pandora platform, the Naomi 4 Dir, Naomi 2 Dir and 3 Dir - Pandora 2 Dir wells, and the underwater pipeline for the transportation of gas to the Casalborsetti facility. Eni believes to have always acted in full compliance with existing laws, under the required authorizations. Taking account of the observations of the consultants of the Court of Rovigo on which the public prosecutor based his case, Eni constituted an independent and interdisciplinary scientific commission, chaired by Prof. Enzo Boschi, professor of seismology at the Università degli Studi di Bologna and chairman of the Istituto nazionale di geofisica e vulcanologia, composed of prominent and highly qualified international experts of subsidence caused by hydrocarbon exploration, with the aim of verifying the size and the effects and any appropriate actions to reduce or to neutralize any subsidence phenomenon in the Ravenna and North Adriatic area both on land and in the sea. The commission produced a study which denies the possibility for any risk for human health and for damage to the environment. It also states that no example is known anywhere in the world of accidents that caused harm to the public caused by subsidence induced by hydrocarbon production. The study also shows that Eni employs the most advanced techniques for the monitoring, measuring and control of the soil. The hearing is set on November 4, 2004.

Polimeri Europa SpA

In 2002, the public prosecutor of Gela started an investigation in order to ascertain alleged pollution caused by emissions of the refinery of Gela, owned by Polimeri Europa SpA, Syndial SpA (former EniChem SpA) and Raffineria di Gela SpA. An inquiry phase was closed on July 2, 2003. Some local public entities, environmental NGOs and landowners will act as injured party. At the end of 2003, a second inquiry phase commenced to ascertain which sort of emissions had eventually produced the alleged pollution caused by the refinery of Gela. In 2002, the public prosecutor of Gela started a criminal action, which is at the moment in the inquiry phase, in order to ascertain alleged illegally discharged effluents produced by the Gela plant.

On March 5, 2003 a criminal action started before the Court of Gela in relation to an alleged illicit disposal of FOK oil produced by the ethylene plant in Gela. The case will be discussed in December 2003. WWF Italia, Italia Nostra and Associazione Amici della terra acted as civil parties. For this proceeding the first two associations requested environmental damages of euro 50 million each and the third association requested euro 500 million. The Court’s final decision is expected to be issued on October 8, 2004.

Syndial SpA (former EniChem SpA)

In 1992, the Ministry of Environment summoned EniChem SpA and Montecatini SpA before the Court of Brescia. The Ministry requested, primarily, to condemn them to environmental remediation for the alleged pollution caused by Mantova’s plant from 1976 until 1990, and provisionally, in case there is no possibility to remediate, to condemn them to the payment of environmental damages. The amount is going to be determined during the proceeding, but it will not be inferior to euro 136 million, or determined by the judge as compensatory liquidation. EniChem acquired Mantova’s plant in June 1989, while it was being operated by Enimont.

In 1997, an action was commenced before the Court of Venice concerning the criminal charges brought by the Venice public prosecutor for alleged mismanagement of the Porto Marghera plant starting in the 1970s until 1995 and for the alleged pollution and health damage resulting therefrom. In most cases such charges relate to a period in time when the plant was managed by companies not owned by Eni. With reference to the 25 years period examined in the proceeding (1971-1995) EniChem managed the CVM-PVC plant from 1987 to 1993, while

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land parcels and other plants were managed by EniChem only from 1990 onwards. The inclusion of Eni SpA (together with EniChem SpA, Montedison SpA and Montefibre SpA) as defendant for environmental damages and crimes related to injuries and death of persons that had worked near the Porto Marghera petrochemical plant is based on the fact that Eni SpA is a shareholder of companies operating in Porto Marghera, rather than on Eni’s participation in managing such companies. Plaintiffs (Italian Government, Veneto Region, Venice Province, three municipalities and other 69 persons) formulated their counterclaims for damages in the hearing at the end of June 2001. Plaintiffs did not specify which damages were effectively caused by the alleged crime; they submitted to the Court the decision regarding the division of the damages between the defendants. Damage payments were requested for an amount of euro 511 million plus compensatory liquidation of environmental damage, and, provisionally, for a total amount of euro 2,035 million in case the judge should not identify evidence for the entire damage claimed for each specific case. The State Attorney estimated the cost of environmental remediation to be euro 36,952 million and the illicit profit of defendants to be euro 5,970 million. Damage payment has been requested jointly of all defendants. Only for the environmental damages did the State Attorney request individual payments from each defendant that would be found guilty based on their respective liability as determined by the Court. Another defendant entered into a settlement agreement agreeing to a payment of about euro 260 million. On November 2, 2001 the Court of Venice acquitted all defendants. The appeal against the decision was presented by the public prosecutor, the State Attorney on behalf of the Ministry of Environment and the President of the Council of Ministers, 5 public entities, 12 associations and other entities and 48 persons. Damage amounts are the same as requested in the first instance with the exception of the State Attorney which accepted the payment agreed with one of the defendants and, consequently, requested the payment for environmental damages only to EniChem. The damage payments requested are: (i) requested by public entities: euro 98 million; (ii) requested by persons: euro 14 million; (iii) requested by associations and other entities: euro 4 million (Legambiente Nazionale presented a claim for damages against a civil Court). The total damage payment, requested jointly of all defendants with the exclusion of the requests of the State Attorney, amounts to euro 116 million. The State Attorney confirmed the requests of the first instance only against the defendants EniChem and Eni and against the same entities with respect to their own liabilities. The total damage payment amounts to euro 46,997 million or euro 42,928 million depending on the criteria applied for the estimate of environmental damages. Eni has made a provision to risk reserve for this legal proceeding.

In 2000, the public prosecutor of Brindisi started a criminal action against 68 persons who are employees or former employees of various companies that owned and managed plants for the manufacture of dichloroethane, vinyl chloride monomer and vinyl polychloride from the early 1960s to date, managed by EniChem from 1983 to 1993. At the end of preliminary investigation, the public prosecutor asked the dismissal of the case in respect of the employees and the managers of EniChem. The judge for preliminary investigation has not yet given his opinion.

On December 18, 2002 EniChem SpA, jointly with Ambiente SpA and European Vinyls Corporation Italia SpA, was summoned before the Court of Venice by the province of Venice. The province requested environmental damages, not quantified, caused to the lagoon of Venice by the Porto Marghera plants, which were already the subject of two previous proceedings. Subordinately to the ascertainment of the illegitimacy of the requests, European Vinyls Corporation Italia presented an action for recourse against EniChem and Ambiente.

On January 16, 2003 the Court of Siracusa issued personal cautionary measures against some employees of EniChem SpA and Polimeri Europa SpA. They are accused of illicit mismanagement relating to the production, disposal and treatment of liquid and solid waste materials and obtaining illicit income. Polimeri Europa and EniChem, as injured party, named their defense attorney. The collection of evidence effected before the hearing starts in Court has been concluded. Preliminary investigations are going to be ended.

On April 14, 2003 the President of the Regional Council of Calabria, as Delegated Commissioner for Environmental Emergency in the Calabria Region, started an action against EniChem SpA related to environmental damages for about euro 129 million and to financial and non-financial damages for euro 250 million (plus interest and compensation) allegedly caused by Pertusola Sud SpA (now merged in EniChem) in the area of Crotone. On June 6, 2003 EniChem appeared before the court and requested the rejection of the damages and, as counterclaim, the payment of the total costs for the remediation works already underway. Recently, the Province of Crotone entered the proceeding, claiming environmental damages for euro 300 million.

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In March 2004, Sitindustrie SpA, that in 1996 purchased the Paderno Dugnano plant from Enirisorse (now merged in Syndial SpA), summoned Syndial SpA before the Court of Milan, requesting to define the responsibility of Syndial SpA in the alleged pollution of soils around the plant and to condemn it to pay necessary environmental damages of reclaiming action. The legal proceeding is based on articles 2050 and 2043 of the Civil Code.

In May 2003 the Minister of environment summoned Syndial SpA before the Court of Turin and requested environmental damages for euro 2,396 million in relation to alleged DDT pollution in the lake Maggiore caused by the Pieve Vergonte plant.

The municipality of Carrara started an action at the Court of Genova requesting to Syndial SpA the remediation and reestablishment of the previous conditions at the Avenza site and the payment of environmental damage. This request is related to an accident that took place in 1984, as a consequence of this EniChem Agricoltura SpA (later merged into Syndial SpA), at the time owner of the site, had carried out safety and remediation works. The Ministry of the Environment joined the action and requested environmental damage payment from a minimum of euro 53.5 million and a maximum of euro 78.5 million to be broken down among the various companies that managed the plant in the past. In fact Syndial, called into the action, as a guarantee, Rumianca SpA, Sir Finanziaria SpA and Sogemo SpA, who had owned the site in the past. A technical survey requested by the Court is underway in order to ascertain the actual environmental damage to the site.

Antitrust, EU Proceedings, actions of the Authority for electricity and gas and of other regulatory Authorities

Eni SpA

In March 1999, the Antitrust Authority concluded its investigation started in 1997 and: (i) verified that Snam SpA (merged in Eni SpA in 2002) abused its dominant position in the market for the transportation and primary distribution of natural gas relating to the transportation and distribution tariffs applied to third parties and the access of third parties to infrastructure; (ii) fined Snam euro 2 million; and (iii) ordered a review of these practices relating to such abuses. Snam believes it has complied with existing legislation and appealed the decision with the Regional Administrative Court of Lazio requesting its suspension. On May 26, 1999, stating that these decisions are against Law No. 9/1991 and the European Directive 98/30/CE, this Court granted the suspension of the decision. The Antitrust Authority did not appeal this decision. The decision on this dispute is still pending.

With a decision presented on June 5, 2001, the Italian Antitrust Authority started an inquiry against AgipPetroli SpA (now incorporated in Eni SpA), Atriplex SpA (now AgipFuel SpA) and other companies for alleged limitations to competition within the tenders offered by public transportation companies in the urban areas of Naples, Turin and Milan for the supply of fuel for automotive use in the period 1996-2000. On March 4, 2003 the Authority’s decision was notified. It has verified violations for all companies involved and has fined AgipPetroli and Atriplex euro 118,000 which was immediately paid. In May 2003, Eni appealed against the decision before the Regional Administrative Court of Lazio. The two Azienda di Trasporto of Milan and Turin (public transportation companies) requested a payment of damages to the companies involved as the consequence of the infringements ascertained by the Authority. Such request, which has been contested, was quantified only by the Azienda di Trasporto of Milan as euro 7 million. With a decision of May 21, 2004, the Regional Administrative Court of Lazio rejected Eni’s appeal against the decision of the Antitrust Authority and declared the requests of the transportation companies inadmissible. When the decision is published, Eni will decide if it intends to present a second degree appeal to the Council of State.

Detailed information on the investigation by the Antitrust Authority requested by BluGas concerning Eni’s alleged violation of competition rules is included in the “Operating Review - Gas & Power segment - Regulatory Framework”, which is considered an integral part of these Notes.

GNL Italia SpA

With Decision No. 16/2004 published on February 16, 2004, the Italian Authority for electricity and gas initiated a formal investigation of GNL Italia SpA concerning the refusal to Gas Natural Vendita Italia SpA to access on an

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ENI REPORT ON THE FIRST HALF OF 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

annual basis the regasification service at Eni’s Panigaglia terminal for volumes amounting to about 220 million cubic meters of natural gas. On November 19, 2003 GNL Italia informed the Authority, in accordance with article 24 line 3 of Legislative Decree No. 164/2000, of its refusal due to the lack of capacity on a continuous basis. In fact the whole regasification capacity had been conferred to Eni SpA under a contract signed on January 29, 2002 and filed with the same Authority, and approved with Decision No. 38/2002. GNL Italia offered Gas Natural Vendita Italia only spot capacity. With Decision No. 120 of July 22, 2004 the Authority ordered GNL Italia to provide continuous capacity to Gas Natural Vendita and initiated a formal investigation against GNL Italia aimed at requesting a fine under article 2, line 20, letter c of Law No. 481/1995 in violation of articles 14 and 15 of Decisions No. 120/2001 and 38/2002 of the Authority. In order to obey Decision No. 120/2004, GNL Italia changed its contract planning of discharges of Eni’s ships in order to allow Gas Natural Vendita Italia to access the regasification services on a continuous basis. GNL Italia entered the relevant regasification contract with Gas Natural Vendita Italia providing for a discharge per month in the months of August and September.

Polimeri Europa SpA and Syndial SpA

On December 12 and 13, 2002, UE officers submitted to inspection Polimeri Europa SpA with the aim of acquiring documents about the EPDM business of its Styrene and Elastomer division in relation to alleged agreements of limitations to competition between producers and suppliers of EPDM. On December 12, 2002, two other legal actions were notified in the United States: regarding the first one, the Antitrust Jury of California summoned the deputy chairman and sales manager of Polimeri Europa Americas Inc, in relation to the alleged agreements of limitation to competition in EPDM segment; with the second some documents related to investigations about the limitations of the competition were requested by Polimeri Europa Americas Inc. In the United States antitrust preliminary investigation started on the CR and NBR business of the Styrene and Elastomer division and Polimeri Europa Americas Inc and Polimeri Europa SpA were summoned as defendants for damages (class action) caused by the following products: NBR, CR and EPDM. The European Commission started an investigation regarding NBR, SBR, s-SBR and BR products. On December 12 and 13, 2003, inspections similar to those of Polimeri Europa were performed also at Syndial, with the aim of acquiring documents about the EPDM business for the period during which Syndial managed this business. With notification presented on August 11, 2004, Syndial was summoned along with Polimeri Europa Americas Inc and Polimeri Europa SpA in the action initiated at the District Court of Pennsylvania, USA, concerning a request for damage payment concerning the EPDM business.

Stoccaggi Gas Italia SpA

With Decision No. 26 of February 27, 2002, the Authority for Electricity and Gas determined tariff criteria for modulation, mineral and strategic storage services for the period starting on April 1, 2002 until March 31, 2006 and effective retroactively from June 21, 2000. On March 18, 2002 Stoccaggi Gas Italia SpA (Stogit) filed its proposal of tariff for modulation, mineral and strategic storage for the first regulated period. With Decision No. 49 of March 26, 2002, the Authority repealed Stogit’s proposal and defined tariffs for the first regulated period. Stogit applied the tariff determined by the two decisions, but filed an appeal against both Authority decisions with the Regional Administrative Court of Lombardia requesting their cancellation. With a decision dated September 29, 2003, that Court rejected the appeal presented by Stogit. On February 3, 2004, Stogit filed an appeal to the Council of State against the sentence of first instance.

Distribuidora de Gas Cuyana

The agency entrusted with the regulations for the natural gas market in Argentina (“Enargas”) started a formal investigation on some operators, among these Distribuidora de Gas Cuyana SA, a company controlled by Eni. Enargas stated that the company has applied improperly calculated conversion factors to volumes of natural gas invoiced to customers and requested the company to apply the conversion factors imposed by local regulations from the date of the default notification (March 31, 2004) without prejudice to any damage payment and fines that may be decided after closing the investigation. On April 27, 2004 Distribuidora de Gas Cuyana presented a defense memorandum to Enargas, without prejudice to any possible appeal. At this date it is not possible to quantify any negative effects deriving from this action, given its very early phase.

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ENI REPORT ON THE FIRST HALF OF 2004
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Other commitments and risks not included in the balance sheet

Commitments regarding long-term natural gas supply contracts stipulated by Eni are included in “Operating Review - Gas & Power - Supply of natural gas” in the Report of the Directors in the Consolidated Financial Statement, which is considered an integral part of these Notes.

Non-quantifiable risks related to contractual assurances given to acquirors of investments against certain unforeseeable liabilities attributable to tax, state welfare contributions and environmental matters applicable to periods during which such investments were owned by Eni. Eni believes such matters will not have a material adverse effect on its consolidated financial statements.

Environmental Regulations

Together with other companies in the industries in which it operates, Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, products and other activities, including legislation that implements international conventions or protocols. In particular, these laws and regulations require the acquisition of a permit before drilling for hydrocarbons may commence, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with exploration, drilling and production activities, limit or prohibit drilling activities on certain protected areas, and impose criminal or civil liabilities for pollution resulting from oil, natural gas, refining and petrochemical operations. These laws and regulations may also restrict emissions and discharges to surface and subsurface water resulting from the operation of natural gas processing plants, petrochemicals plants, refineries, pipeline systems and other facilities that Eni owns. In addition, Eni’s operations are subject to laws and regulations relating to the generation, handling, transportation, storage, disposal and treatment of waste materials. Environmental laws and regulations have a substantial impact on Eni’s operations. Some risk of environmental costs and liabilities is inherent in particular operations and products of Eni, as it is with other companies engaged in similar businesses, and there can be no assurance that material costs and liabilities will not be incurred. Although management, considering the actions already taken with the insurance policies to cover environmental risks and the provision for risks accrued, does not currently expect any material adverse effect upon Eni’s consolidated financial statements as a result of its compliance with such laws and regulations, there can be no assurance that there will not be a material adverse impact on Eni’s consolidated financial statements due to: (i) the possibility of as yet unknown contamination; (ii) the results of the on-going surveys and the other possible effects of statements required by Decree No. 471/1999 of the Ministry of Environment; (iii) the possible effects of future environmental regulation, such as the ones deriving from Decree No. 367 of the Ministry of Environment published in January 8, 2004, that regards the fixing of new quality standards for aquatic environment in relation to dangerous substances, and those that may derive from the legislative decree that the Italian Government will have to enact in order to implement Directive 2000/60/CE creating a framework for joint European action in the area of water; (iv) the effect of possible technological changes relating to future remediation; (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

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ENI REPORT ON THE FIRST HALF OF 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15 Production value

The following is a summary of the main components of production value with reference to the relevant items in the reclassified income statement in accordance with international accounting standards as discussed in Note 24. More information about changes in production value is included in “Financial Review” of “Report of the Directors”.

Gross sales from operations

The following tables present revenues from sales and services rendered by industry segment and geographic area of destination.

Gross sales from operations by segment

(million €)	First half 2003	First half 2004
Exploration & Production	2,844	2,981
Gas & Power	8,523	8,765
Refining & Marketing	18,092	19,985
Petrochemicals	2,129	2,270
Oilfield Services Construction and Engineering	1,651	1,734
Other activities	231	240
Corporate and financial companies	103	90
	33,573	36,065

Gross sales from operations by geographic area of destination

(million €)	First half 2003	First half 2004
Italy	19,248	19,409
Other European Union	6,318	8,056
Rest of Europe	2,018	1,845
Americas	2,914	2,992
Asia	1,422	1,509
Africa	1,620	2,041
Other areas	33	213
	33,573	36,065

Gross sales from operations by geographic area of destination relating to the first half of 2003 were reclassified on the basis of the entry into the European Union of 10 new States. In particular, euro 495 million were reclassified from “Rest of Europe” into “Other European Union”.

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ENI REPORT ON THE FIRST HALF OF 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Net sales from operations

Net sales from operations, as indicated in the reclassified income statement at Note 24, are as follows:

(million €)	First half 2003	First half 2004
Gross sales from operations	33,573	36,065
Change in contract work in progress	750	943
Less:
- excise tax	(6,523)	(6,848)
- exchanges of oil sales (excluding excise tax)	(751)	(807)
- services billed to joint venture partners	(644)	(591)
- sales to service station managers for sales billed to holders of credit card	(468)	(532)
	25,937	28,230

Net sales from operations by industry segment and geographic area of destination are presented in Note 21.

Other income and revenues

(million €)	First half 2003	First half 2004
Gains from sale of assets	75	178
Lease and rental income	48	47
Release of excess contingency reserves	38	40
Share of cost of natural gas connection paid by users	27	26
Differentials on derivative contracts on commodities	22	21
Contract penalties and other trade revenues	36	16
Grants for the year	6	8
Other proceeds (*)	182	221
Total as per statutory income statement	434	557
less:
- revenues related to personnel costs	(20)	(18)
Total as per reclassified income statement	414	539

(*) Each individual amount included herein does not exceed euro 25 million.

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ENI REPORT ON THE FIRST HALF OF 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16 Production costs

The following is a summary of the main components of production costs with reference to the relevant items in the reclassified income statement in accordance with international accounting standards as discussed in Note 24. More information about changes in production costs is included in the “Financial Review” of the “Report of the Directors”.

(million €)	First half 2003	First half 2004
Costs of raw, ancillary and consumable materials and goods	13,021	14,818
Costs of services	4,820	5,034
Lease, rental and royalty expenses	689	749
Writedown of current receivables and cash	56	44
Change in inventories of raw, ancillary and consumable materials and goods	137	164
Change in inventories of goods being processed, semi-finished and finished goods	(31)	(94)
Provisions for risks	42	55
Other provisions	203	240
Excise tax on mineral oil	6,516	6,886
Other expenses	429	344
Total as per statutory income statement	25,882	28,240
less:
- excise taxes	(6,523)	(6,848)
- exchange of oil purchases (excluding excise taxes)	(751)	(807)
- services billed to joint venture partners	(644)	(591)
- purchases from service station managers for sales billed to holders of credit card	(468)	(532)
- capitalized direct costs associated with self-constructed assets	(419)	(472)
- personnel seconded	(4)	(4)
Total as per reclassified income statement	17,073	18,986

Costs of services include brokerage fees for euro 15 million in the first half of 2004 (euro 5 million in the first half of 2003).

Lease, rentals and royalty expenses include royalties on produced oil for euro 244 and 322 million in the first half of 2003 and 2004, respectively.

Other provisions primarily include provisions to the site restoration and abandonment reserve for euro 145 million (euro 87 million in the first half of 2003).

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ENI REPORT ON THE FIRST HALF OF 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Payroll and related costs

(million €)	First half 2003	First half 2004
Wages and salaries	1,210	1,218
Social security contributions	346	342
Employee termination indemnities	61	58
Pensions and similar obligations	8	26
Other costs	43	48
Total as per statutory income statement	1,668	1,692
more:
- personnel seconded	4	4
less:
- revenues related to personnel costs	(20)	(18)
- capitalized direct costs associated with self-constructed assets	(78)	(74)
Total as per reclassified income statement	1,574	1,604

Depreciation, amortization and writedowns

(million €)	First half 2003	First half 2004
Depreciation and amortization:
- intangible assets	653	461
- fixed assets	1,681	1,771
	2,334	2,232
Writedowns:
- intangible assets
- fixed assets	259	167
Total as per statutory statement of account	2,593	2,399
less:
- capitalized direct costs associated with self-constructed assets	(1)	(2)
Total as per reclassified income statement	2,592	2,397

17 Financial income and expense and changes in value of financial assets

Income from investments and revaluation of investments

(million €)	First half 2003	First half 2004
Income from investments
Dividends	11	63
Gains on disposals	31	23
Others	10	2
	52	88
Revaluation of investments	103	106
	155	194

Dividends relate to investments accounted for at cost. Other financial income from investments relates to the gains from disposal due to extinguishment and the utilization of the reserve for losses related to investments. Revaluation of investments concerns the amount relating to the first half of 2004 net income of investments accounted for under the equity method and revaluation of investments recorded at cost.

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ENI REPORT ON THE FIRST HALF OF 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other financial income and revaluation of financial assets other than investments

(million €)	First half 2003	First half 2004
Other financial income
Gains from financial derivative contracts	53	90
Gains from non-current receivables	42	49
Interest from accounts receivable from banks	42	37
Gains from securities	18	15
Interest from tax credits	14	7
Other financial income	81	54
	250	252
Revaluation of financial assets other than investments	3	7
	253	259

Interest and other financial expense and writedowns of financial assets

(million €)	First half 2003	First half 2004
Interest and other financial expense
Interest and other expense on bonds	102	120
Interest and other accounts payable to banks	113	80
Expense on financial derivative contracts	45	70
Loss on investments	9	5
Other interest and financial expense	92	76
	361	351
Writedown of financial assets
Writedown of investments	66	33
Writedown of financial assets other than investments	6	1
	72	34
	433	385

Writedowns of investments concern the amount of loss relating to net income for the first half of the year of investments accounted for under the equity method and writedowns of investments recorded at cost.

Gains and losses on exchange

(million €)	First half 2003	First half 2004
Gains on exchange	1,270	718
Losses on exchange	(1,241)	(749)
	29	(31)

Interest capitalized

(million €)	First half 2003	First half 2004
Fixed assets:
- fixed assets in progress	34	67
- plant and machinery	2	3
	36	70

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ENI REPORT ON THE FIRST HALF OF 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18 Extraordinary income and expense

(million €)	First half 2003	First half 2004
Extraordinary income
Gains on disposals	111	528
Other extraordinary income	238	20
	349	548
Extraordinary expense
Restructuring costs:
- provisions for risks	(158)	(145)
- cost of redundancy incentives	(22)	(24)
- writedowns and losses on disposals		(2)
	(180)	(171)
Other extraordinary expenses	(14)	(30)
	(194)	(201)
	155	347

Gains on disposals relate to sales of investments, businesses and fixed assets as a result of restructuring activities. In particular, gains on disposals in the first half of 2004 for euro 528 million were essentially due to the sale to Mediobanca SpA of 9.054% shares of the capital stock of Snam Rete Gas SpA (euro 519 million).

Provisions for risks of euro 145 million related essentially environmental costs and restoration costs of inactive sites of the Refining & Marketing segment (euro 75 million) and Syndial SpA (euro 67 million).

Redundancy incentives of euro 24 million concerned primarily the Refining & Marketing segment (euro 5 million), Gas & Power segment (euro 4 million) and Petrochemical segment (euro 3 million).

19 Income taxes

(million €)	First half 2003	First half 2004
Taxes on:
- Italian subsidiaries	702	1,025
- foreign subsidiaries	1,238	1,465
	1,940	2,490

Income taxes affected “Income before income taxes” for the period at the rate of 39.9% compared with a statutory tax rate of 38.1% calculated by applying a 33% tax rate (Ires) to income before taxes and a 4.25% tax rate (Irap) to the net value of production as provided for by Italian laws.

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ENI REPORT ON THE FIRST HALF OF 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The analysis of the difference between the theoretical and the actual tax rate is the following:

(million €)	First half 2003	First half 2004
Statutory tax rate	39.5	38.1
Items increasing (decreasing) statutory tax rate:
- higher foreign subsidiaries tax rate	6.2	6.5
- permanent differences	(0.2)	(2.6)
- tax benefit on gains from disposals due to the application of law No. 342/2000	(2.9)	(2.5)
- tax benefit on gains from disposals due to the application of law No. 448/2001	(5.4)
- other	(0.6)	0.4
	(2.9)	1.8
	36.6	39.9

Tax benefit on gains from disposals due to the application of law No. 448/2001, in the first half of 2003, related to Stoccaggi Gas Italia SpA that aligned the tax basis of the assets received in 2001 by Eni SpA and Snam SpA to the conferral value by paying a substitute tax of 9%. Permanent differences in the first half of 2004 concerned essentially the gain on disposal of 9.054% shares of the capital stock of Snam Rete Gas SpA (2.8%).

20 Earnings per share

Basic earnings per share is calculated by dividing “Net Income”, excluding minority interest, by the weighted-average number of shares issued and outstanding during each period, excluding treasury shares.

In order to compare basic earnings per share in the two periods presented, the number of shares issued through stock grants made from July 1, 2003 to June 30, 2004 has been added to the weighted-average number of shares outstanding in the first half of 2003. Based on this criterion, the weighted-average number of shares outstanding was 3,782,718,663 and 3,771,717,986 in the first half of 2003 and 2004, respectively.

The dilutive effect of potential ordinary shares, in the term of stock options and stock grants, when converted into ordinary shares on Eni’s basic earnings per share is not material.

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ENI REPORT ON THE FIRST HALF OF 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21 Segment information

Segment information is presented in accordance with IAS 14-revised. The overall amounts recorded are those indicated in the reclassified accounts prepared according to international accounting standards as discussed in Note 24.

Intersegment sales are conducted on an arm’s length basis.

Information by industry segment

					Oilfield Services		Corporate
	Exploration		Refining		Construction		and financial
(million €)	& Production	Gas & Power	& Marketing	Petrochemicals	and Engineering	Other activities	companies	Total
First half 2003
Net sales from operations(a)	6,402	8,757	10,652	2,351	2,687	655	319
less: intersegment sales	(4,207)	(234)	(307)	(222)	(279)	(421)	(216)
Net sales to customers	2,195	8,523	10,345	2,129	2,408	234	103	25,937
Operating income	2,910	2,068	325	(51)	139	(159)	(120)	5,112
Identifiable assets(b)	23,629	14,053	7,692	2,600	5,128	796	534	54,432
Unallocated assets								10,895
Identifiable liabilities(c)	4,807	2,686	2,843	518	2,944	2,262	861	16,921
Unallocated liabilities								21,826
Capital expenditure	2,752	660	301	47	142	29	39	3,970
Depreciation, amortization and writedowns	1,722	260	225	146	137	70	32	2,592
First half 2004
Net sales from operations(a)	6,846	8,976	12,133	2,464	3,064	673	366
less: intersegment sales	(4,457)	(210)	(334)	(194)	(393)	(428)	(276)
Net sales to customers	2,389	8,766	11,799	2,270	2,671	245	90	28,230
Operating income	3,359	2,167	308	52	129	(111)	(122)	5,782
Identifiable assets(b)	24,765	15,208	8,360	2,685	5,430	764	837	58,049
Unallocated assets								10,613
Identifiable liabilities(c)	4,511	2,606	3,224	564	3,247	2,146	1,259	17,557
Unallocated liabilities								21,557
Capital expenditure	2,518	767	251	43	92	18	74	3,763
Depreciation, amortization and writedowns	1,634	267	240	56	125	24	51	2,397

(a) Before elimination of intersegment sales.
(b) Includes assets directly related to operations.
(c) Includes liabilities directly related to operations.

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ENI REPORT ON THE FIRST HALF OF 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Geographic information

Operating income, assets and investments by geographic localization

			Rest
(million €)	Italy	Other EU	of Europe	Americas	Asia	Africa	Other areas	Total
First half 2003
Identifiable assets(a)	25,739	8,401	2,610	3,364	4,647	9,306	365	54,432
Investments in tangible and intangible assets	1,152	256	129	180	617	1,551	85	3,970
First half 2004
Identifiable assets(a)	26,870	8,540	2,938	2,889	5,385	11,052	375	58,049
Investments in tangible and intangible assets	1,243	158	184	162	605	1,373	38	3,763

(a) Includes assets directly related to the generation of operating income.

Geographic information relating to the first half of 2003 were reclassified on the basis of the entry into the European Union of 10 new States. In particular, euro 340 million and euro 10 million, relating to “Identifiable assets” and to “Investments in tangible and intangible assets” respectively, were reclassified from “Rest of Europe” into “Other European Union”.

Sales from operations by geographic area of destination

(million €)	First half 2003	First half 2004
Italy	13,182	13,252
Other European Union	5,016	6,377
Rest of Europe	1,886	1,808
Americas	2,891	2,994
Asia	1,554	1,721
Africa	1,345	1,867
Other areas	63	211
	25,937	28,230

Sales from operations by geographic area of destination relating to the first half of 2003 were reclassified on the basis of the entry into the European Union of 10 new States. In particular, euro 438 million were reclassified from “Rest of Europe” into “Other European Union”.

22 Transactions with related parties

According to rules issued by Consob, the Italian Stock Exchange Commission on February 20, 1997 No. 97001574 and subsequent amendments, the following is a description of transactions with related parties.

In the ordinary course of its business, Eni enters into transactions concerning the exchange of goods, provision of services and financing with affiliated companies and non-consolidated subsidiaries as well as with entities owned or controlled by the Government. All such transaction are conducted on an arm’s length basis and in the interest of Eni companies.

Relevant transactions effected with entities controlled by the Italian Government are only those with Enel.

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ENI REPORT ON THE FIRST HALF OF 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following is a description of trade and financing transactions with related parties.

Trade and other transactions

(million €)

	June 30, 2004				First half 2004
					Costs		Revenues
Name	Receivables	Payables	Guarantees	Commitments	Goods	Services	Goods	Services
Affiliated companies
Agip Oil Co Ltd	8	27				27
Albacom SpA	23	17				15		4
Bayernoil Raffineriegesellschaft mbH		145				395
Bernhard Rosa Inh. Ingeborg Plochinger GmbH	9						48
Blue Stream Pipeline Co BV	53					67		19
Bronberger & Kessler Handelsgesellschaft U. Gilg & Schweiger GmbH & Co Kg	11						73
Cam Petroli Srl	39						200
Erg Raffinerie Mediterranee SpA	18	36		105	476	61	135
Karachaganak Petroleum Operating BV	9	9				38		36
Petrobel Belayim Petroleum Co		91				60
Promgas SpA	24	20			125		136
Raffineria di Milazzo ScpA	4	2				78	32
Supermetanol CA	7	8			35	5
Superoctanos CA	1	26			104	5
Trans Austria Gasleitung GmbH	30	1				85		2
Unión Fenosa Gas SA			117
Other (*)	66	53	134		9	122	174	8
	302	435	251	105	749	958	798	69
Non-consolidated subsidiaries
Eni Middle East BV			411
Eni BTC Ltd			147
Eni Gas BV	45	144	59					1
Transmediterranean Pipeline Co Ltd		6				48
Other (*)	45	63	23		2	17	3	13
	90	213	640		2	65	3	14
	392	648	891	105	751	1,023	801	83
Entities owned or controlled by the Government
Enel	144	3			1	10	495	186
	536	651	891	105	752	1,033	1,296	269

(*) Each individual amount included herein does not exceed euro 50 million.

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ENI REPORT ON THE FIRST HALF OF 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Engineering, construction and maintenance services were acquired from the Cosmi Holding Group, related with Eni through a member of the Board of Directors for a total of approximately euro 29 million in 2003 and euro 4 million in the first half of 2004. Trade and transactions have been conducted on an arm’s length basis.

Most significant transactions concern:

–	specialized services in upstream activities with Agip Oil Co Ltd, Karachaganak Petroleum Operating BV, Petrobel Belayim Petroleum Co and Eni Gas BV; services are invoiced on the basis of incurred costs; exclusively, with Eni Gas BV, the guarantees given in relation to the construction of hydrocarbon treatment plants in Libya and receivables and debts for investment activities, and with Karachaganak Petroleum Operating BV, services by Eni’s oilfield services and construction activity;

–	communication services, data transmission and concessions of optical fibers with Albacom SpA;

–	sale of petrochemical products, supplying of crude oil refining activities and fuel additive purchase from Bayernoil Raffineriegesellschaft mbH, Bernhard Rosa Inh. Ingeborg Plochinger GmbH, Bronberger & Kessler Handelsgesellschaft U. Gilg & Schweiger GmbH & Co Kg, Cam Petroli Srl, Superoctanos CA and Supermetanol CA;

–	acquisition of natural gas transport services outside Italy from Blue Stream Pipeline Co BV and services for the completion of a pipeline between Turkey and the Russian Federation;

–	acquisition of refining services from Erg Raffinerie Mediterranee SpA and Raffineria di Milazzo ScpA on the basis of incurred costs for Raffineria di Milazzo ScpA and general conditions applied to third parties for Erg Raffinerie Mediterranee SpA; the concession to Erg SpA of a call option for the purchase of the 28% shares of Erg Raffinerie Mediterranee SpA;

–	sale of natural gas outside Italy with Promgas SpA;

–	acquisition of natural gas transport services outside Italy from Trans Austria Gasleitung GmbH; transactions are regulated on general conditions applied to third parties;

–	performance guarantees given on behalf of Unión Fenosa Gas SA relating to contractual commitments for operating activities;

–	guarantees given on behalf of Eni Middle East BV relating to contractual commitments with the Government of the Kingdom of Saudi Arabia for hydrocarbon exploration activities;

–	guarantees given on behalf of Eni BTC Ltd relating to the construction of an oil pipeline;

–	acquisition of natural gas transport services outside Italy from Transmediterranean Pipeline Co Ltd; transactions are regulated on the basis of tariffs, which permit the recovery of operating expenses and the remuneration of capital employed.

Transactions with Enel concern the sale and transportation of natural gas, sale of fuel oil and sale and purchase of electricity.

89

ENI REPORT ON THE FIRST HALF OF 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Financing transactions

(million €)

	June 30, 2004			First half 2004
Name	Receivables	Payables	Guarantees	Charges	Gains
Affiliated companies
Albacom SpA			88
Blue Stream Pipeline Co BV		2	861		20
EnBW - Eni Verwaltungsgesellschaft mbH			250
Raffineria di Milazzo ScpA			113
Spanish Egyptian Gas Co SAE			350
Trans Austria Gasleitung GmbH	363				6
Other (*)	46	74	105	1
	409	76	1,767	1	26
Non-consolidated subsidiaries
Transmediterranean Pipeline Co Ltd	214				4
Other (*)	70	61	7	1	1
	284	61	7	1	5
	693	137	1,774	2	31

(*) Each individual amount included herein does not exceed euro 50 million.

Most significant transactions concern:

–	guarantees provided to banks on behalf of Albacom SpA, Blue Stream Pipeline Co BV, EnBW – Eni Verwaltungsgesellschaft mbH, Raffineria di Milazzo ScpA and Spanish Egyptian Gas Co SAE;

–	the financing of the Austrian section of the gasline from the Russian Federation to Italy and the construction of natural gas transmission facilities to Trans Austria Gasleitung GmbH and to Transmediterranean Pipeline Co Ltd.

90

ENI REPORT ON THE FIRST HALF OF 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23	Average number of employees

The average number of employees of the companies included in consolidation by type of consolidation is as follows:

	Companies		Companies
	consolidated		consolidated
	on line-by-line basis		on a proportional basis
	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004
Senior managers	1,608	1,724	1	1
Junior managers	10,670	10,241	3	60
Employees	35,729	36,751	300	299
Workers	32,131	28,026	86	83
	80,138	76,742	390	443

The average number of employees is calculated as half of the total of the number of employees at the beginning and at the end of the period. Employees of companies consolidated on a proportional basis are recorded according to the control percentage. The average number of senior managers includes managers employed and operating in foreign countries, whose position is comparable to a senior manager status.

24	Adjustment of the unaudited interim consolidated financial statements prepared under Italian GAAP to U.S. GAAP

In accordance with the criteria adopted in Eni’s Annual Report, in application of the regulations of the Securities and Exchange Commission (SEC), the following information is necessary to adjust the Italian consolidated report for the first half of 2004 to generally accepted accounting principles in the United States (U.S. GAAP).

Accounts reclassified according to International GAAP

The items of Eni’s consolidated balance sheet have been classified according to the criterion of decreasing liquidity, while those of the reclassified income statement are substantially the same as those included in the Italian statutory accounts, except for some aggregations.

At the bottom of each account the reader finds the content of the items which differ from those calculated according to the Italian standards if those items are not discussed in the notes to the statutory accounts. The changes from the previous period are illustrated in the notes to the statutory accounts.

91

ENI REPORT ON THE FIRST HALF OF 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheets

(million €)	Dec. 31, 2003	June 30, 2004
ASSETS
Current assets
Cash and cash equivalent(a)	1,623	1,800
Marketable securities(b)	1,277	1,332
Receivables, net(c)	13,802	12,289
Inventories, net:
- crude oil, natural gas and petroleum products	1,652	1,545
- chemical products	636	627
- work in progress long-term contracts	434	424
- other	571	597
Total inventories	3,293	3,193
Accrued interest and other(d)	533	452
Total current assets	20,528	19,066
Non-current assets
Fixed assets, net of accumulated depreciation, amortization and writedowns	36,360	38,383
Receivables, net(e)	1,395	2,491
Investments	3,160	3,251
Intangible assets	3,610	3,490
Other(f)	2,283	1,981
Total non-current assets	46,808	49,596
TOTAL ASSETS	67,336	68,662
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	7,428	6,995
Current portion of long-term debt(g)	490	775
Trade accounts payable	5,887	5,322
Advances	1,551	1,421
Taxes payable	2,183	2,133
Accrued expenses and other(h)	3,841	3,913
Total current liabilities	21,380	20,559
Non-current liabilities
Long-term debt(g)	8,336	7,831
Reserve for employee termination indemnities	555	570
Reserves for contingencies	5,708	5,972
Deferred and other non-current income tax liabilities	2,442	3,444
Accrued expenses and other(h)	597	738
Total non-current liabilities	17,638	18,555
TOTAL LIABILITIES	39,018	39,114
Minority interests	1,622	1,853
Shareholders’ equity
Capital stock 4,003,031,026 fully paid shares nominal value euro 1 each (4,002,922,176 shares at December 31, 2003)	4,003	4,003
Reserves	20,272	23,474
Treasury shares(i)	(3,164)	(3,206)
Net income for the period	5,585	3,424
Total Shareholders’ equity	26,696	27,695
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	67,336	68,662

(a)	Include cash and cash equivalents to be in cash on hand and on deposit with banks and short term investment with original maturities of 90 days or less.

(b)	Include marketable securities, excluding those with a maturity date within 90 days. Exclude treasury shares which are classified as a reduction of Shareholders’ equity.

(c)	Include current receivables classified in permanent financial assets and working assets with a maturity date within 90 days.

(d)	Include current accrued interest and other excluding those related to implicit interest on debt related to oil investments.

(e)	Include non-current receivables classified in permanent financial assets and working assets, and deferred tax assets.

(f)	Include marketable securities, other than investment recorded with financial assets and non-current accrued interest and other excluding those related to implicit interest on debt related to oil investments and net deferred tax assets. Exclude treasury shares which are classified as a reduction of Shareholders’ equity.

(g)	Short and long-term debts are net of current and non-current accrued interest and other related to implicit interest on debt related to oil investments and are increased by current and non-current accrued expenses and other related to the fair value of debts acquired.

(h)	Include current and non-current accrued expenses, net of expenses related to the fair value of financing liabilities acquired and other, and short and long-term debts.

(i)	Shareholders’ equity is presented net of treasury shares.

92

ENI REPORT ON THE FIRST HALF OF 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Statements of Income

(million €)	First half 2003		First half 2004
Revenues
Net sales from operations	25,937		28,230
Other income and revenues	414		539
Total revenues	26,351		28,769
Operating expenses
Purchases, services and other	17,073		18,986
Payroll and related costs	1,574		1,604
Depreciation, amortization and writedowns	2,592		2,397
Operating income	5,112		5,782
Interest and other income (expense)(a)
Financial expense and exchange differences, net	(40)		(49)
Other income (expense) from investments	80		156
Total interest and other income (expense)	40		107
Income before extraordinary income (expense) and income taxes	5,152		5,889
Extraordinary income (expense)(b)	155		347
Income before income taxes	5,307		6,236
Income taxes	(1,940)		(2,490)
Income before minority interest	3,367		3,746
Minority interest in net income	(277)		(322)
Net income	3,090		3,424
Earnings per Share (based on the weighted-average number of shares outstanding for each period)	0.82	euro	0.91	euro
Earnings per ADS (based on five Shares per ADS)	4.08	euro	4.54	euro

(a)	Includes “Financial income and expense and changes in value of financial assets” net of interest capitalized.

(b)	Before income taxes.

Summary of significant differences between Italian GAAP and U.S. GAAP

The Company’s interim financial statements have been prepared in accordance with Italian GAAP, which differ in certain respects from U.S. GAAP.

The significant differences between the two principles are the same as indicated in the 2003 consolidated financial statements.

25	Reconciliation between net income and Shareholders’ equity determined under Italian GAAP and U.S. GAAP

The following is a summary of the adjustments to net income for the six-month periods ended June 30, 2003 and 2004 and to Shareholders’ equity at December 31, 2003 and June 30, 2004, that would be required if U.S. GAAP had been applied instead of Italian GAAP.

93

ENI REPORT ON THE FIRST HALF OF 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(million €)		First half 2003	First half 2004
Net income according to the financial statements prepared under Italian GAAP		3,090	3,424
Items increasing (decreasing) reported net income:
A.	effect of the differences between Italian GAAP and U.S. GAAP related to companies consolidated under Italian GAAP but carried at equity method under U.S. GAAP(a)	7	10
A.	effect of the differences related to companies carried at the equity method	54	53
B.	successful-efforts accounting	69	(16)
C.	asset impairments and revaluations	(3)	(2)
D.	adjustments for the elimination of monetary revaluation	3	2
E.	deferred income taxes	49	(252)
F.	use of different depreciation rates	(71)	(85)
G.	adjustment for the amortization of goodwill	49	43
G.	differences in fair value assigned to assets acquired in the purchase of a business		(2)
H.	capitalized interest expense	(5)	(9)
I.	derivative contracts	(110)	(53)
J.	stock grants and options awarded to employees	(9)	(8)
K.	stock issuance costs	2	2
M.	effect related to site restoration and abandonment liabilities	50	22
U.	effect related to site reserves for contingences		(2)
-	adjustments of gains on the sales of an interest in a consolidated subsidiary(b)		(221)
-	effect of U.S. GAAP adjustments on minority interest(c)	78	32
Net adjustment		163	(486)
Net income in accordance with U.S. GAAP before cumulative effect of change in accounting principles		3,253	2,938
Effect of the initial application of SFAS 143(d)		198
Net income in accordance with U.S. GAAP		3,451	2,938
Net income per share before cumulative effect of change in accounting principles(e)		0.86	0.78
Net income per share resulting from the cumulative effect of the initial application of SFAS 143(e)		0.05
Net income per share including the cumulative effect of the initial application of SFAS 143(e)		0.91	0.78
Net income per ADS (based on five shares per ADS) (e)		4.56	3.89

(a)	Adjustment includes the aggregate effect of all differences between Italian GAAP and U.S. GAAP related to companies fully consolidated under Italian GAAP but accounted for under the equity method under U.S. GAAP; specifically this refers to Saipem SpA and its unconsolidated companies.

(b)	Adjustment of euro 221 million concerned the sale of 9.054% shares of the capital stock of Snam Rete Gas SpA.

(c)	Adjustment to account for minority interest portion of differences B through U, which include 100% of the effect of differences between Italian GAAP and U.S. GAAP on less than wholly-owned subsidiaries.

(d)	Total effect for the years before January 1, 2003 net of income taxes for euro 207 million.

(e)	Amounts in euro.

Discontinued operations

(million €)	First half 2003	First half 2004
Analysis of net income between
Continuing operations	3,407	2,861
Discontinuing operations	44	77
Net income (U.S. GAAP)	3,451	2,938

Within the rationalization strategy of its mineral asset portfolio, aimed at increasing its value by focusing on strategic areas with good growth potential and leaving marginal areas, in the first half of 2004 Eni sold the following assets: (i) the entire share capital of Stargas SpA (Eni’s interest 100%), a newly-established company, to which the Società Petrolifera Italiana (Eni’s interest 99.96%) business was transferred that included 42 natural gas and

94

ENI REPORT ON THE FIRST HALF OF 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

condensate production concessions and 3 exploration permits, gas transmission and treatment infrastructure; and minor assets (real estate and interests); (ii) three exploration permits in Mauritania; (iii) one exploration permit in the North Sea. In July 2004 Eni finalized the sale proved and unproved property in Gabon: an 80% interest in the offshore producing Limande field and three offshore exploration permits. Furthermore, in the first half of 2004 two preliminary agreements were signed for the sale: (i) of Eni’s interests in Blocks T (Eni operator with an 88.74% interest) and B (Eni operator with an average 70.2% interest) located in the British section of the North Sea off the Scottish coast; (ii) of Eni’s entire stake (50%) in Lukagip, holder of a 10% interest in the Shakh Deniz field under development in the Azeri Caspian Sea and of some minority stakes in companies operating in the transport and sale of gas in Azerbaijan, as well as a 24% interest in the onshore Meleiha field, in Egypt operated by Eni.

Within its strategy of concentrating in downstream oil in Europe, in August 2004 Eni sold to the Brazilian company Petrobras its 100% interest in Agip do Brasil SA, engaged in the distribution of refined products.

Within its strategy of reducing capital employed in Petrochemicals, Eni concluded in January 2004 the sale of its elastomer plant of Baytown (Texas, USA).

Earnings or losses of these businesses, as well as any impairment determined as a result of the expected sales proceeds, are reported as discontinued operations for all years presented in Eni’s reconciliation of net income determined under Italian GAAP to U.S. GAAP.

(million €)		Dec. 31, 2003	June 30, 2004
Shareholders’ equity according to the financial statements prepared under Italian GAAP		26,696	27,695
Items increasing (decreasing) reported shareholders’ equity: (a)
A.	effect of the differences between Italian GAAP and U.S. GAAP related to companies consolidated under Italian GAAP but carried at equity method under U.S. GAAP (b)	52	63
A.	effect of the differences related to companies carried at equity method	213	267
B.	successful-efforts accounting	2,253	2,306
C.	asset impairments and revaluations	35	31
D.	elimination of monetary revaluation	(80)	(78)
E.	deferred income taxes	(3,207)	(3,563)
F.	use of different depreciation rates	2,551	2,466
G.	goodwill	121	255
G.	assets acquired in the purchase of a business	(6)	(8)
H.	capitalized interest expense	667	659
I.	derivative contracts	61	6
K.	stock issuance costs	(17)	(15)
L.	fair value of marketable securities	17	17
M.	site restoration and abandonment liabilities (SFAS 143)	441	469
U.	reserves for contingencies	116	114
-	effect of U.S. GAAP adjustments on minority interest (c)	(965)	(1,155)
Net adjustment		2,252	1,834
Shareholders’ equity in accordance with U.S. GAAP		28,948	29,529

(a)	Items increasing (decreasing) reported shareholders’ equity of foreign companies are translated into euro at exchange rate prevailing the end of each period.

(b)	Adjustment includes the aggregate effect of all differences between Italian GAAP and U.S. GAAP related to companies fully consolidated under Italian GAAP but accounted for under the equity method under U.S. GAAP; specifically this refers to Saipem SpA and its unconsolidated companies.

(c)	Adjustment to account for minority interest portion of differences B through U, which include 100% of the effect of differences between Italian GAAP and U.S. GAAP on less than wholly-owned subsidiaries.

Shareholders’ equity under U.S. GAAP includes other comprehensive income with a negative effect of euro 2,748 million and euro 2,194 million at December 31, 2003 and June 30, 2004, respectively. Such other comprehensive income relates to exchange differences due to the translation of financial statements prepared in currencies other than euro (cumulative translation adjustment) and to the fair value of marketable securities gross of deferred income taxes.

95

ENI REPORT ON THE FIRST HALF OF 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated balance sheets, if determined under U.S. GAAP would have been as follows:

(million €)	Dec. 31, 2003	June 30, 2004
ASSETS
Current assets
Cash and cash equivalent	1,224	1,527
Marketable securities	1,462	1,510
Receivables, net	14,193	12,256
Inventories, net	2,266	2,206
Accrued interest and other	601	605
Total current assets	19,746	18,104
Non-current assets
Fixed assets, net	38,468	40,485
Non-current inventories (compulsory stock)	721	645
Receivables, net	1,602	2,693
Investments	4,010	4,250
Intangible assets	5,547	5,585
Other	1,901	1,683
Total non-current assets	52,249	55,341
TOTAL ASSETS	71,995	73,445
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	7,470	7,190
Current portion of long-term debt	672	775
Trade accounts payable	5,146	4,650
Advances	798	753
Taxes payable	2,661	2,411
Accrued expenses and other	3,971	3,940
Total current liabilities	20,718	19,719
Non-current liabilities
Long-term debt	8,002	7,512
Reserve for employee termination indemnities	524	538
Reserves for contingencies	5,444	5,703
Deferred and other non-current income tax liabilities	5,943	7,399
Accrued expenses and other	594	755
Total non-current liabilities	20,507	21,907
TOTAL LIABILITIES	41,225	41,626
Minority interests	1,822	2,290
Shareholders’ equity
Capital stock 4,003,031,026 fully paid shares nominal value euro 1 each (4,002,922,176 shares at December 31, 2003)	4,003	4,003
Reserves	21,813	25,794
Treasury shares	(3,164)	(3,206)
Net income for the period	6,296	2,938
Total Shareholders’ equity	28,948	29,529
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	71,995	73,445

96

ENI REPORT ON THE FIRST HALF OF 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

With regard to the statements of income, operating income (loss) by industry segment and income before extraordinary income (expense) and income taxes, as determined under U.S. GAAP, would have been as follows:

(million €)	First half 2003	First half 2004
Operating income (loss) by industry segment
Exploration & Production	3,012	3,346
Gas & Power	2,031	2,092
Refining & Marketing	394	249
Petrochemicals	(32)	56
Oilfield Services Construction and Engineering	(1)	(6)
Other activities	(63)	(216)
Corporate and financial companies	(129)	(105)
	5,212	5,416
Income before income taxes and the initial application of SFAS 143	5,271	5,894
Effect of the initial application of SFAS 143	405
Net income before income taxes	5,676	5,894

26	Additional financial statement disclosures required by U.S. GAAP and by SEC

Stock Compensation

With the aim of improving motivation and loyalty of Eni managers, Eni approved plans for the granting of Eni shares and stock options to Eni managers. Information about stock grant and stock option plans is included in the paragraph “Incentive plans for Eni managers with Eni stock”, “Other information” of the “Report of the Directors”.

Until December 31, 2002, Eni adopted APB 25 and related interpretations in accounting for shares and options issued to employees in its reconciliation to U.S. GAAP, as permitted by SFAS No. 123, “Accounting for Stock-based Compensation” (SFAS 123) and are included in the net income of the period determined under U.S. GAAP (see Note 25). Costs of plans for 2003 have been determined according with criteria similar to those of SFAS 123 and are included in the net income of the period determined under Italian GAAP.

Additional financial statement disclosures required by SFAS 123

At June 30, 2004 a total of 7,844,500 options were granted for the purchase of 7,844,500 shares of Eni SpA nominal value 1 euro per share. Options refer to the 2002 stock option plan for 3,297,500 shares at an exercise price of euro 15.216 per share and to the 2003 stock option plan for 4,547,000 shares at an exercise price of euro 13.743 per share.

The weighted-average remaining contractual life of options outstanding at June 30, 2004 is 6 years for the 2002 stock option plan and 7 years for the 2003 stock option plan.

The fair value of stock options granted during 2002 and 2003 amounting to euro 5.39 and 1.50 respectively, was calculated applying the Black-Scholes method and using the following:

	2002	2003
Risk-free interest rate	3.5%	3.16%
Expected life	8	8
Expected volatility	43%	22%
Expected dividends	4.5%	5.35%

97

ENI REPORT ON THE FIRST HALF OF 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following is a summary of the effect of stock compensation, as required under SFAS 123:

(million €)	June 30, 2003	June 30, 2004
Net income in accordance with U.S. GAAP	3,451	2,938
Pro forma fair value expense, net of APB 25 expense of euro 0 and 2 million in the first half of 2003 and 2004, respectively	(3)	(1)
Pro forma net income of the period under U.S. GAAP	3,448	2,937
Pro forma earnings per share (a)	0.91	0.78

(a)	Amounts in euro.

Comprehensive income

U.S. GAAP requires the reporting and display of comprehensive income and its components in accordance with Statement of Financial Standard No.130 “Reporting Comprehensive Income” (“SFAS 130”). Components of other comprehensive income include variations in equity accounts not attributable to transactions already recorded in income or transactions with shareholders. Deferred tax effects of exchange differences from the translation of functional currency financial statement have not been recorded as provided for by SFAS 109, which permits the exclusion of the calculation of taxes on equity reserves of foreign subsidiaries when the reserves are not expected to be released.

(million €)	First half 2003	First half 2004
Net income in accordance with U.S. GAAP	3,451	2,938
Other comprehensive income for the period gross of income taxes
- fair value of marketable securities	5
- exchange differences from translation of financial statements denominated in currencies other than euro	(1,169)	484
- exchange differences from translation in the period and other		29
	(1,164)	513
	2,287	3,451

98

ENI REPORT ON THE FIRST HALF OF 2004
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

PRICEWATERHOUSECOOPERS

AUDITORS REPORT ON THE LIMITED REVIEW OF ENI SPA INTERIM
FINANCIAL REPORTING FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2004

To the Shareholders of
Eni SpA

1.	We have performed a limited review of the interim financial reporting of Eni SpA for the six months period ended 30 June 2004, consisting of consolidated balance sheet, income statement and related comments notes. We have also ensured that the management discussion and analysis is consistent with other information in the interim financial reporting.

2.	Our work was carried out in accordance with the procedures for a limited review recommended by the National Commission for Companies and the Stock Exchange (CONSOB) with deliberation n° 10867 of 31 July 1997. The limited review consisted principally of inquiries of company personnel about the information reported in the interim financial reporting and about the consistency of the accounting principles utilised therein with those applied at year end as well as the application of analytical review procedures on the data contained in the interim financial reporting. The limited review excluded certain auditing procedures such as compliance testing and verification or validation tests of he assets and liabilities and was therefore substantially less in scope than an audit performed in accordance with generally accepted auditing standards. Accordingly we do not express a professional audit opinion on the interim financial reporting.

3.	Regarding the comparative data of the company consolidated financial statements and the interim financial reporting of the prior year, reference should be made to our reports dated respectively 26 April 2004 and 24 September 2003.

4.	Based on our review no significant changes or adjustments came to our attention that should be made to the interim financial reporting identified in paragraph 1 of this report, in order to make them consistent with the criteria for the preparation of interim financial reporting established by article 81 “half yearly report” of CONSOB Regulation approved by Resolution n° 11971 of 14 May 1999 and subsequent modifications.

Rome, 28 September 2004

Alberto Giussani
(Partner)

This report has been translated from the original which was issued in accordance with Italian practice.

99

ENI REPORT ON THE FIRST HALF OF 2004
OPERATING REVIEW

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